



2011 ANNUAL REPORT


MERCURY
COMPUTER SYSTEMS™

Mercury Computer Systems, Inc. – Where Challenges Drive Innovation®

Mercury Computer Systems (www.mc.com, NASDAQ: MRCY) is a best-of-breed provider of open, commercially developed, application-ready, multi-INT subsystems for the ISR market. With over 30 years of experience in embedded computing, superior domain expertise in radar, EW, EO/IR, C4I, and sonar applications, and more than 300 successful program deployments, including Aegis, Global Hawk, and Predator, Mercury's Services and Systems Integration team leads the industry in partnering with defense and commercial customers to design and integrate system-level solutions that minimize program risk, maximize application portability, and accelerate customers' time to market.

Mercury is based in Chelmsford, Massachusetts, and serves customers worldwide through a broad network of direct sales offices, subsidiaries, and distributors.

This annual report contains certain forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995, including those relating to the Company's overall business and markets. You can identify these statements by the use of the words "may," "will," "would," "should," "could," "plan," "expect," "anticipate," "continue," "estimate," "project," "intend," "likely," "probable," and similar expressions. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, general economic and business conditions, including unforeseen weakness in the Company's markets, effects of continued geopolitical unrest and regional conflicts, competition, changes in technology and methods of marketing, delays in completing engineering and manufacturing programs, changes in customer order patterns, changes in product mix, continued success in technological advances and delivering technological innovations, continued funding of defense programs and the timing of such funding, changes in the U.S. Government's interpretation of federal procurement rules and regulations, market acceptance of the Company's products, shortages in components, production delays due to performance quality issues with outsourced components, inability to fully realize the expected benefits from acquisitions and divestitures or delays in realizing such benefits, challenges in integrating acquired businesses and achieving anticipated synergies, changes to export regulations, increases in tax rates, changes to generally accepted accounting principles, difficulties in retaining key employees and customers, unanticipated costs under fixed-price service and system integration engagements, and various other factors beyond our control. These risks and uncertainties also include such additional risk factors as are discussed in the Company's filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2011 accompanying this report. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

To Our Shareholders:

Fiscal 2011 was a very strong year for Mercury despite challenging defense and commercial industry environments:

- Defense bookings and revenue were up 22% and 14% year-over-year, respectively;
- Defense design wins grew 28%, more than doubling in five-year probable value compared with fiscal 2010;
- Mercury's top line for fiscal 2011 grew 14% from fiscal 2010, driven by record defense revenue;
- GAAP operating income grew 44% year-over-year;
- Adjusted EBITDA – our key non-GAAP profitability metric – was up 37%, reaching the top end of our current target business model; and finally,
- Operating cash flow doubled year-over-year.

These strong results reflect the success of our strategy to focus Mercury on three specific areas within the defense marketplace – intelligence, surveillance and reconnaissance (ISR), electronic warfare (EW) and missile defense. These areas remained very well funded in fiscal 2011, despite the federal budgetary constraints and defense appropriation delays that made it such a difficult year for our industry as a whole.

In addition to delivering strong operating results, Mercury made important strategic strides in fiscal 2011. We completed the acquisition of LNX Corporation, adding best-of-breed radio frequency (RF) receiver products and technologies to our product set and capability offerings, and significantly enhancing our level of participation in a key program. On the heels of the LNX acquisition we proceeded to raise nearly $100 million through an equity offering to strengthen our financial position and facilitate further growth through acquisitions and otherwise.

As a result of our multi-year effort to refocus and strengthen our defense business, Mercury is now recognized as the premier commercial outsourcing partner to defense prime contractors as they seek the rapid development of more open and affordable ISR subsystem solutions. This recognition continues to translate into an accelerating flow of new design wins. These design wins have in turn led to continuing growth in our defense bookings and revenue.

Looking ahead, the nation appears to be entering a period of fiscal austerity that is expected to have a significant effect on overall Department of Defense (DoD) budget and spending levels. However, given the types of security threats America will likely face in the future, we believe that ISR, EW and missile defense will continue to see relatively robust funding and growth over the next several years. We also are well-positioned because of our efforts to develop a business model for Mercury that strategically aligns with the DoD initiatives to reform the procurement of defense goods and services. These initiatives are causing the primes to outsource more work to commercial companies like Mercury.

In working to better align Mercury with the needs of the primes, we added two new elements to our business model. One is Mercury Federal Systems (MFS), which we created three years ago to speed our transition toward becoming an ISR subsystems company. MFS positions us to build upon the commercial application-ready subsystems that our core Advanced Computing Solutions (ACS) business has developed, by providing the primes with affordable ISR solutions that deliver even greater value. Adding these capabilities in ACS allows us to work on classified defense projects and work directly with customers much earlier and in a more integrated fashion than we have in the past.

Today, our results in MFS are primarily being driven by a single large program – an advanced image processing subsystem for wide area airborne surveillance. The first phase of this program, on which we have been working for some time, appears to be producing valuable results for our troops. Demonstrating the DoD's commitment to this program and the warfighting capabilities it provides, we recently received a $12 million contract to begin the development of the next generation. This single booking is essentially equivalent to total MFS revenue for the 2011 fiscal year. Looking farther ahead, we believe there could be additional upside potential based upon the program's success to date.

The second new element in our business model – the Services and Systems Integration (SSI) business we have developed within ACS – has positioned Mercury as a trusted outsourcing partner for the primes as they seek more affordable, commercially developed, application-ready ISR subsystems. Similar to MFS, SSI enables us to get involved in programs earlier with an eye toward winning services-led engagements with the primes that will generate long-term, production-based revenue annuity streams. SSI is still an emerging business capability with variability in bookings and revenue from period to period. As we expected, SSI revenue was down in fiscal 2011 following a strong fiscal 2010. Bookings were up substantially, however, setting the stage for growth in fiscal 2012.

We believe the most important leading indicator in our business is design wins, and SSI has made it possible for our ACS business to achieve new ISR design wins that would not have been possible otherwise. Fiscal 2011 was an outstanding year in this respect. The number of designs we won in defense increased 28% from fiscal 2010, and the five-year probable value of these design wins more than doubled. Our major design win activities continue to focus on radar, EW and electro-optical/infrared applications. Design wins this fiscal year included important new business in naval and airborne signals intelligence, missile defense, airborne ISR image processing, certain classified radar upgrades, and cyber security as well as homeland security.

Our most significant design win in fiscal 2011 related to JCREW 3.3 – a ground-based, software-defined jammer that will provide next-generation capabilities in the fight to defeat improvised explosive devices. Including the content acquired with LNX, we currently estimate that the five-year probable value of our fiscal 2011 design wins for JCREW 3.3 is approximately $350 million. If the U.S. Army decides to adopt JCREW 3.3 – as we believe it may, long term – additional design wins could result, leading to significantly greater upside potential.

While our defense design wins position us for long-term growth, we expect Mercury's involvement on an increasingly diverse set of existing defense programs and platforms to continue to provide us with a solid foundational bookings and revenue base in fiscal 2012 and the years immediately ahead. Chief among these programs is the U.S. Navy's Aegis Ballistic Missile Defense System, on which we are partnered with Lockheed Martin Corporation.

The Patriot Air and Missile Defense System also continues to be an important program for us. Raytheon has selected Mercury to deliver an advanced radar processing subsystem for the next generation of Patriot upgrades for the United Arab Emirates, Taiwan and Saudi Arabia, as well as other foreign allies. Looking ahead, in light of the recent cancellation of the MEADS program, the U.S. Army, which deploys the largest number of Patriot systems, may now upgrade to the next-generation Patriot, further brightening this program's long-term outlook.

Mercury is also well-positioned for bookings and revenue related to the F-35 Joint Strike Fighter, the Global Hawk, Predator and Reaper unmanned aerial vehicles, as well as various other EW and radar programs. The DoD has initiated an upgrade cycle in certain airborne radars where we anticipate growth driven by our latest technology offerings, which in turn are enabling new capabilities that appear to have been very well received. We also expect long-term growth in bookings and revenue related to the U.S. Navy's Surface Electronic Warfare Improvement Program (SEWIP). All of these programs appear to be well funded as we begin fiscal 2012.

At the same time, we continue to explore the potential to supplement our organic growth in ACS and MFS through complementary acquisitions. Our strategy in this regard is focused on opportunities in three areas. First, adding technologies or products that can help ACS expand its core business by competing more effectively in the

ISR and EW markets. Second, adding content and services to the defense and intelligence programs and platforms where we currently participate or could participate in the future. And, third, adding an ISR platform company that we can build around in our MFS business.

Our acquisition of LNX in the third quarter of fiscal 2011 reflected this strategy. Adding LNX to our business has strengthened our RF product portfolio and our capabilities in signals intelligence and EW. Near term, and most importantly, LNX and Mercury are an integral part of prime contractor ITT's solution for the JCREW 3.3 program. Longer term, we also believe that LNX has the potential to expand our position on other important defense programs and platforms.

We are well-prepared to continue executing on our acquisition strategy from a financial perspective. Our long-term effort to improve Mercury's underlying operations remains in place, and we believe that operating leverage continues to be available as the business scales. Our products are launching at a faster pace, delivering quality and time-to-market benefits to our customers while improving our free cash flow from operations. This free cash flow, together with a strong cash balance entering the year and our successful equity offering, enabled Mercury to close fiscal 2011 with $162.9 million in cash and cash equivalents on its balance sheet and with zero short- and long-term debt.

In summary, Mercury is participating on a diverse range of existing programs and platforms that are well-funded and, in some cases, entering favorable upgrade cycles. Our business model aligns well with the evolving needs of our customers in an environment of defense procurement reform. We are winning great new designs that are leading to significant bookings. And finally, we have strengthened our balance sheet as we search for complementary acquisitions in our commercial item defense business.

On behalf of the entire Mercury team, I extend my appreciation to you, our shareholders, for placing your trust in us in fiscal 2011. We are committed to continuing to reward your trust in fiscal 2012 and future years.

Sincerely,



Mark Aslett
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2011**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO .**

COMMISSION FILE NUMBER 0-23599

MERCURY COMPUTER SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

MASSACHUSETTS	**04-2741391**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
201 RIVERNECK ROAD CHELMSFORD, MA	**01824**
(Address of principal executive offices)	**(Zip Code)**

978-256-1300
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, Par Value $.01 Per Share	NASDAQ Global Select Market
Preferred Stock Purchase Rights	

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Common Stock held by non-affiliates of the registrant was approximately $426.9 million based upon the closing price of the Common Stock as reported on the Nasdaq Global Select Market on December 31, 2010, the last business day of the registrant's most recently completed second fiscal quarter.

Shares of Common Stock outstanding as of July 29, 2011: 30,329,582 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its Annual Meeting of Shareholders to be held on October 21, 2011 (the "Proxy Statement") are incorporated by reference into Part III of this report.

Exhibit Index on Page 98

MERCURY COMPUTER SYSTEMS, INC.

INDEX

PART I

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in this annual report on Form 10-K, including in the section entitled "Risk Factors."

When used in this report, the terms "Mercury," "we," "our," "us," and "the Company" refer to Mercury Computer Systems, Inc. and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicated. The term "fiscal" with respect to a year refers to the period from July 1 to June 30. For example, fiscal 2011 refers to the period from July 1, 2010 to June 30, 2011.

ITEM 1. BUSINESS

Our Company

We design, manufacture and market commercially-developed, high-performance embedded, real-time digital signal and image processing sub-systems and software for specialized defense and commercial computing markets. Our solutions play a critical role in a wide range of applications, transforming sensor data to information for analysis and interpretation. In military reconnaissance and surveillance platforms, our sub-systems process real-time radar, video, sonar and signals intelligence data. We provide microwave products for enhanced communications capabilities in military and commercial applications. Additionally, we entered the prime defense contracting market space in fiscal 2008 through the creation of our wholly-owned subsidiary, Mercury Federal Systems, Inc., to focus on reaching classified DoD markets as well as federal intelligence and homeland security agencies.

Our products and solutions address mission-critical requirements within the defense industry for C4ISR (command, control, communications, computers, intelligence, surveillance and reconnaissance) and electronic warfare, or EW, systems and services, and target several markets including maritime defense, airborne reconnaissance, ballistic missile defense, ground mobile and force protection systems and tactical communications and network systems. Our products or solutions have been deployed in approximately 300 different programs with over 25 different prime defense contractors.

Our revenue, income from continuing operations and adjusted EBITDA for fiscal 2011 were $228.7 million, $18.5 million and $40.9 million, respectively. Our revenue, income from continuing operations and adjusted EBITDA for fiscal 2010 were $199.8 million, $28.1 million and $29.9 million, respectively. Our revenue, income from continuing operations and adjusted EBITDA for fiscal 2009 were $188.9 million, $7.9 million and $22.9 million, respectively. See page 27 of this annual report for a reconciliation of our adjusted EBITDA to income from continuing operations.

Our operations are organized in the following two business units:

Advanced Computing Solutions, or ACS. This business unit is focused on specialized, high performance signal end-to-end processing solutions that encompass signal acquisition including microwave front-end, digitalization, computing, storage and communications, targeted to key market segments, including defense, communications and other commercial applications. ACS's open system architecture solutions span the full range of embedded technologies from board level products to fully integrated sub-systems. Our products utilize leading-edge processor technologies designed to address highly data-intensive applications that include signal, sensor and image processing within environmentally constrained military and commercial applications. In addition, ACS now has a portfolio of Microwave sub-assemblies to address needs in EW, SIGINT, ELINT and high bandwidth communications subsystems.

These products are highly optimized for size, weight and power, as well as for the performance and ruggedization requirements of our customers. Customized design and sub-systems integration services extend our capabilities to tailor solutions to meet the specialized requirements of our customers. In fiscal 2011, ACS accounted for 95% of our total net revenues.

Mercury Federal Systems, or MFS. This business unit is focused on services and support work with the Department of Defense, or the DoD, and federal intelligence and homeland security agencies, including designing and engineering new intelligence, surveillance and reconnaissance, or ISR, capabilities to address present and emerging threats to U.S. forces. MFS is part of our long-term strategy to expand our software and services presence and pursue growth in platform-ready ISR sub-systems, particularly those with classified intellectual property. MFS offers a wide range of engineering architecture and design services that enable clients to deploy leading edge computing capabilities for ISR systems on an accelerated time cycle. This business unit enables us to combine classified intellectual property with the commercially-developed application-ready sub-systems being developed by ACS, providing customers with platform-ready, affordable ISR sub-systems. In fiscal 2011, MFS accounted for 5% of our total net revenues.

Recent Developments

On January 12, 2011, we completed the acquisition of LNX Corporation, or LNX, a designer and manufacturer of next generation radio frequency receivers for signals intelligence, communications intelligence and electronic attack applications. Under the terms of the stock purchase agreement, we acquired LNX for an all-cash purchase price of $31.0 million plus an earn-out of up to $5.0 million payable upon the achievement of financial targets in calendar years 2011 and 2012. We believe the successful acquisition of LNX represents a significant step in our growth strategy and strongly augments our existing capabilities within our core markets. LNX enables us to capitalize on our existing program presence while providing new capabilities that will allow us to target additional opportunities. LNX's position as a key supplier to the prime contractor under the JCREW 3.3 program significantly increases our content on that platform. We believe that LNX's technology and market presence could also strengthen our MFS business.

On February 16, 2011, we completed a follow-on public stock offering of 5,577,500 shares of common stock, which were sold at a price to the public of $17.75. The follow-on public stock offering resulted in $93.6 million of net proceeds to us.

Our History

Since 1981, we have operated as a provider of advanced embedded computing products primarily for end markets in the defense industry. Over time, we expanded our business to focus on a number of commercial end markets, including the biotechnology, embedded systems and professional services, visual imaging software and life sciences markets. While this strategy was designed to expand our target market, in the mid-2000's many of these new businesses required large investments, which significantly reduced our profitability, and we found ourselves spread across several disparate, unprofitable end-user segments.

In November 2007, Mark Aslett joined Mercury as chief executive officer in order to execute a strategy to refocus the business and return our Company to growth and profitability. Since then, Mr. Aslett and the current management team have successfully sold or shut down five non-core business units, returned the Company to profitability and growth and are transforming the Company into a best-of-breed provider of affordable, open architecture, commercially-developed, application-ready and multi-intelligence sub-systems for our primary defense embedded computing end markets. Our refocused business combined with improved operations has led to improved overall financial performance, including:

- increasing defense sales from $111.3 million in fiscal 2007 to $179.1 million in fiscal 2011 representing approximately 61% growth, or 13% on a compounded annual rate, and increasing defense sales as percentage of revenue from 55% in fiscal 2007 to 78% in fiscal 2011;

- increasing income from continuing operations from a loss of $28.9 million in fiscal 2007 to income of $18.5 million in fiscal 2011 and increasing income from continuing operations from negative 14% for fiscal 2007 to 8% for fiscal 2011;
- improving our cash flow, with negative cash flow from operations of $10.3 million in fiscal 2007 to positive cash flow from operations of $31.5 million in fiscal 2011; and
- improving our balance sheet by reducing total indebtedness from $125.0 million at June 30, 2007 to zero at June 30, 2010 and June 30, 2011.

During this period of improving financial performance, we continued to have success on programs such as Aegis, Global Hawk, Predator and Reaper and have reinvested in our business. We improved our position as a best-of-breed provider in our target markets, with major design wins including the Patriot missile program, the JCREW 3.3 program, which is the DoD's principal program to counter improvised explosive devices, or IEDs, and the Surface Electronic Warfare Improvement Program, or SEWIP, the EW improvement program for surface vessels to counteract a variety of emerging threats. In fiscal 2010, we grew organically, improved our working capital position and profitability metrics, and continued to refresh our product portfolio, and grew our services and systems integration business. We strengthened our position in our core ISR, EW and ballistic missile defense markets and believe our position in these markets will continue to grow. In fiscal 2011, we continued to strengthen and grow our core business by enhancing our current product portfolio and increasing our ISR domain expertise and capabilities. We continue to be successful on our existing programs and to pursue new design wins on high growth, high priority programs. In response to new and emerging threats, and the need for better intelligence in shorter time frames, we have developed new products and capabilities that, in conjunction with our customers, seek to address those areas of concern. We have also grown and anticipate growing further through acquisitions of performing companies that will complement, strengthen and grow our core business. As a result of these efforts, we believe we are well-positioned to capture existing and future growth opportunities in our end markets.

Our Market Opportunity

Our market opportunity is defined by the growing demand for advanced signal processing capabilities within the defense industry. Our primary market is the defense sector, specifically EW, ballistic missile defense and C4ISR; and commercial markets, which include commercial communications and other commercial computing markets. We believe we are well-positioned in growing, sustainable market segments of the defense sector that leverage advanced technology to improve warfighter capability and provide enhanced force protection capabilities.

We believe there are a number of evolving trends that are reshaping our target market and accordingly provide us with attractive growth opportunities, including:

The U.S. defense electronics market is large and modestly growing. We have expanded our target market and are well-positioned from a DoD budget, program and platform perspective. Despite expected DoD defense budget cuts, the portion most relevant to our business is projected to remain strong. DoD defense electronics spending was approximately $38.2 billion in government fiscal year 2010, and is projected to increase to $39.5 billion in government fiscal year 2011. Defense electronic spending represents approximately 6% of the total DoD spending annually. We believe ISR, EW and ballistic missile defense have a high priority for future DoD spending. We have positioned ourselves well in these important areas and have won a position on many programs and platforms. We are a best-of-breed provider in the design and development of performance optimized electronic sub-systems for the ISR market. As a leader in this market, we often contract with multiple prime defense contractors as they bid for a particular project, thereby increasing our chance of a successful outcome.

The rapidly expanding demand for tactical ISR is leading to significant growth in sensor data, causing even greater demand for the capability of our products to process data onboard the platform. An increase in the prevalence and resolution of ISR sensors is generating significant growth in the associated data that needs to be turned into information for the warfighter in a timely manner. In addition, several factors are driving the defense and intelligence industries to demand greater capability to collect and process data onboard the aircraft, unmanned aerial vehicles, or UAVs, ships and other vehicles, which we refer to collectively as platforms. Each platform has limited communications bandwidth and cannot realistically transmit all the data that is collected onboard the platform, and this problem will increase over time as sensor generated data will continue to outstrip data communication capabilities. Looking forward, we believe our armed forces will need platforms that operate more autonomously and possibly in denied communication environments. In addition, the platforms themselves require increased persistence, and reducing the need to communicate data off the platform can help increase the ability of the platform to remain on or fly above the battlefield for extended periods. Finally, the scarcity and cost of human analysts, the demand for timely and relevant quality information and the increasing need to fuse data not only from multiple onboard sensors but also with intelligence generated from other platforms is causing even greater demand for the onboard processing capabilities our products provide.

IEDs, rogue nations' missile programs and threats from peer nations are causing greater investment in new EW and ballistic missile defense capabilities. Existing threats, such as IEDs in the form of roadside bombs, continue to be effective weapons of choice for insurgents. We have developed responses for these existing threats, including providing the core radio frequency and signal processing for the JCREW 3.3 counter-IED program. Our acquisition of LNX increased our content on the JCREW 3.3 program by over 40%, and this program has the potential to become the largest single program we have won in our history.

There are also new and emerging threats, such as peer nations developing stealth technologies, including stealth aircraft and new anti-ship ballistic missiles that potentially threaten the U.S. naval fleet. Finally, U.S. armed forces require enhanced signals intelligence and jamming capabilities. In response to these emerging threats, we have engaged in the following:

- we provide the core radar processing on both the Aegis ballistic missile defense systems as well as the Patriot missile system, a ground-based missile defense platform;
- in the fall of 2010, we were selected by Lockheed Martin to work on SEWIP, the surface EW improvement program designed to upgrade the Naval Surface Fleet EW capability and counteract a range of new peer threats;
- we provide radar processing capabilities for the F-22 Raptor and F-35 Joint Strike Fighter, the latest generation of U.S. stealth-enabled fighters; and
- to respond to the need for enhanced signals intelligence and jamming capabilities, we recently achieved a new design win for the next generation of the airborne signals intelligence payload, or ASIP, program.

The long-term DoD budget pressure is pushing more dollars toward upgrades of the electronic sub-systems on existing platforms, which may increase demand for our products. The DoD is moving from major new weapons systems developments to upgrades of the electronic sub-systems on existing platforms. These upgrades are expected to include more sensors, signal processing, ISR algorithms, multi-INT fusion, computing and communications. We believe that upgrades to provide new urgent war fighting capability, driven by combatant commanders, are occurring more rapidly than traditional prime defense contractors can easily react to. We believe these trends will cause prime defense contractors to increasingly seek out our high performance, cost-effective open architecture products.

Defense procurement reform is causing the prime defense contractors to outsource more work to best-of-breed companies. The U.S. government is intensely focused on making systems more affordable and shortening their development time. As a company that provides commercial items to the defense industry, we believe our products are often more affordable than products with the same functionality developed by a prime defense contractor. Prime defense contractors are increasingly being asked to work under firm fixed price contract awards, which can pressure profit margins and increase program risk. Prime defense contractors are also being asked to produce systems much more rapidly than they have in the past. In addition, the U.S. government is demanding more use of commercial items and open system architectures. In this budget environment, there are fewer research and development dollars available with which prime defense contractors can invest early-on to differentiate their offerings while competing for new program awards or recompetes. As a result, prime defense contractors are generally trying to adjust their cost model from a high fixed cost model to a variable cost model. All of these factors are forcing the prime defense contractors to outsource more work to best-of-breed subcontractors, and we have transformed our business model over the last several years to address these long-term outsourcing needs and other trends.

The chart below highlights the existing and emerging threats, the markets that have developed around those threats and how our solutions and products work within these markets.

Existing and Emerging Threats	Markets	DoD Programs	Our Solutions and Products
IEDs/Roadside Bombs	Electronic Warfare	JCREW 3.3—counter-IED	Signal processing and radio frequency receiver for prime defense contractor
Insurgents	C4ISR	Global Hawk, Predator and Reaper UAVs	Sensor processing for prime defense contractor
		Classified wide area airborne surveillance program	Sensor processing payload provider for prime defense contractor
	Electronic Warfare	ASIP Predator and Global Hawk UAVs	Sensor processing for prime defense contractor
Rogue Nation Missile Threat	Ballistic Missile Defense	Patriot missile AEGIS	Radar processing for prime defense contractor
Peer Nation Stealth Fighter	C4ISR	F22 Raptor F35 Joint Strike Fighter	Radar processing for prime defense contractor
Peer Nation Threats to U.S. Naval Surface Fleet	Electronic Warfare	SEWIP	Radio frequency receiver for prime defense contractor

Our Business Strategy

Our long-term strategy is to become a "national asset" and mission critical supplier to the defense and intelligence community and a leading provider of more affordable, open architecture, commercially-developed, application-ready and multi-intelligence sub-systems.

We intend to achieve this objective through continued investment in advanced new products and solutions development in ACS in the fields of radio frequency, analog to digital and digital to analog conversion, advanced multi- and many-core signal processing systems, digital storage solutions as well as software defined communications capabilities. In fiscal 2008, we established our services and systems integration, or SSI, business to become a commercial outsourcing partner to the large prime defense contractors as they seek the more rapid design, development and delivery of affordable, best-of-breed, application-ready ISR sub-system solutions. We believe that services-led engagements in SSI may lead to long-term production sub-system annuity revenues that will continue long after the initial services are delivered. This business model positions us to be paid for work we would have previously expensed through our own income statement, to team concurrently with multiple prime defense contractors as they pursue new business with the government, and to engage with our customers much earlier in the design cycle and ahead of our competition. In fiscal 2008, we also established MFS—the ISR systems and technology services arm of Mercury. Our goal in MFS is to enhance the application-ready sub-systems from ACS with classified, domain-specific intellectual property that results in the delivery of platform-ready ISR sub-system solutions to our customers.

Key elements of our strategy to accomplish our continued growth objectives include:

Achieve Design Wins on High Growth, High Priority Defense Programs. We believe that the most significant long-term, leading indicator in our business is the number and probable value of design wins awarded. We believe our advanced embedded signal processing solutions position us well going forward to capture design wins on key high growth, high priority defense programs within our targeted segments of the C4ISR market. Last year, we won designs in persistent ISR related signals intelligence payloads on UAVs and other aerial platforms. As a result of these successes, we now have significant content on all major UAV platforms, including Global Hawk, Predator, Broad Area Maritime Surveillance (BAMS), Reaper and a wide area airborne surveillance platform. Our ballistic missile defense wins include additional designs on the Aegis program, as well as continued foreign military sales for the Patriot missile program. In EW, we won key designs related to the JCREW 3.3 next-generation counter-IED program and the Navy's SEWIP program. Together, these wins represent a substantial opportunity for us in the years ahead.

Continue to Provide Excellent Performance on Our Existing Programs. The foundation for our growth remains our continued involvement with existing programs that are in late-stage development or currently in production, such as Aegis, the F-35 Joint Strike Fighter, Patriot missile, the F-16 aircraft and the Global Hawk, Predator and Reaper UAV programs. As part of a long-term reprioritization, the DoD is shifting its emphasis from major new weapons systems development to upgrades of existing programs and platforms. The upgrades on these programs focus on four key areas: improved sensors; more advanced on-board embedded computing; enhanced ISR algorithms; and better communications on and off the platform. A key element of our strategy is to continue to provide high performance, cost-effective solutions on these programs and for these customers as a best-of-breed provider.

Pursue Strategic, Capability-Enhancing Acquisitions. We will continue to pursue selective strategic acquisitions of profitable growing businesses to augment both our ACS and MFS businesses using the following strategies: adding technologies or products that expand ACS' core business by competing more effectively in the ISR and EW markets; adding content and services to the defense and intelligence programs and platforms in which we currently participate or could participate in the future; and adding an ISR platform company that we can build around in our MFS business. Our recent acquisition of LNX supports all three of these objectives. Adding LNX to our business significantly strengthens our product portfolio in radio frequency and our capabilities in signals intelligence and EW. LNX's position as a key supplier to the prime defense contractor under the JCREW 3.3 program significantly increases our content on that platform. We believe that LNX's technology and market presence could also strengthen our MFS business.

Rapidly Scale MFS to Provide Fully Integrated Sub-systems for ISR Applications in Classified Programs. Through MFS, we intend to become a services-led, best-of-breed ISR sub-systems provider to our prime defense contractors for classified programs. Through the addition of key personnel, high-level security clearances and new defense and intelligence community customers, MFS will provide us access to critical classified government intellectual property that we can integrate with our existing ACS embedded computing solutions in order to provide fully integrated, platform ready ISR sub-systems. We believe MFS differentiates us from our competitors and places us in a stronger position to serve as the sub-systems architect for next-generation ISR programs and platforms.

Capitalize on Outsourcing and Other Dynamics in the Defense and Intelligence Industries. We are well-positioned to take advantage of several changing dynamics in the defense industry. Prime defense contractors are increasingly being awarded firm fixed price contracts. These contracts shift risk to the prime contractors, and as a result they are beginning to outsource increasing levels of sub-system development and production and other higher value program content. In addition, the U.S. government is shifting toward shorter program timelines, which require increased flexibility and responsiveness from prime contractors. Finally, more programs are moving to open systems architectures encompassing best-of-breed capabilities. We believe that these dynamics will result in prime contractors outsourcing increasing levels of program content to us as a best-of-breed provider of differentiated products, sub-systems engineering services and system integration.

Leverage Our Research and Development Efforts to Anticipate Market Needs and Maintain our Technology Leadership. Our high performance, quick reaction ISR sub-systems and capabilities require increasingly more sophisticated hardware, software and middleware technology. In addition, as the defense and intelligence industries shift to ISR products with open systems architecture, we believe that our software expertise will become increasingly important and differentiate us from many of our competitors as we have the ability to map complex algorithms onto size, weight, and power-constrained on-board embedded computing solutions. We have substantially and will continue to refresh both our signal processing and multicomputer product lines while increasing our product development velocity. Faster product development velocity aligns us with the U.S. government's demands on the prime defense contractors for quick reaction capabilities. By shortening our product development times, we have been able to quickly launch the products we need to win new designs from the prime contractor community that will ultimately generate bookings and revenue for us. We intend to continue to utilize company and customer-funded research and development, as well as our acquisition strategy, to develop technologies, products and solutions that have significant potential for near-term and long-term value creation in both the defense and intelligence markets. We devote significant resources in order to anticipate the future requirements in our target defense and intelligence markets, including monitoring and pioneering advances in advanced embedded computing hardware and software, anticipating changes in U.S. government spending and procurement practices and leveraging insight from direct interaction with our customers.

Our Competitive Strengths

We believe the following competitive strengths will allow us to take advantage of the evolving trends in our industry and successfully pursue our business strategy:

Best-of-Breed Sub-System Solutions Provider for the C4ISR Market. Through our commercially-developed, high-performance embedded signal processing solutions, we address the challenges associated with the collection and processing of massive, continuous streams of data and dramatically shorten the time that it takes to give information to U.S. armed forces at the tactical edge. Our solutions are specifically designed for flexibility and interoperability, allowing our products to be easily integrated into larger system-level solutions. Our ability to integrate sub-system-level capabilities allows us to provide solutions that most effectively address the mission-critical challenges within the C4ISR market, including multi-intelligence data fusion and intelligence processing onboard the platform.

Diverse Mix of Stable, High Growth Programs Aligned with DoD Funding Priorities. Our products have been deployed in approximately 300 different programs with over 25 different prime contractors. We serve high priority markets for the DoD and foreign militaries, such as UAVs, ballistic missile defense, airborne reconnaissance, EW and jamming of IEDs, and have secured positions on mission-critical programs including Aegis, Predator and Reaper UAVs, F-35 Joint Strike Fighter, Patriot missile, JCREW 3.3 and SEWIP. In addition, we consistently leverage our technology and capability across 15 to 20 programs on an annual basis, providing significant operating leverage and cost savings.

Value-Added Sub-System Solution Provider for Prime Defense Contractors. The DoD's shift towards a firm fixed price contract procurement model is pushing prime defense contractors to pursue outsourcing opportunities to mitigate the increased program and financial risk. Our differentiated advanced signal processing solutions offer meaningful capabilities upgrades for our customers and enable the rapid, cost-effective deployment of systems to the end customer. We believe our open architecture sub-systems offer differentiated signal processing and data fusion capabilities that cannot be easily replicated. Our solutions minimize program risk, maximize application portability, and accelerate customers' time to market.

MFS Enables the Delivery of Platform-Ready Solutions for Classified Programs. MFS was created in fiscal 2008 to enable us to directly pursue systems integration opportunities within the DoD and U.S. intelligence community. We believe the development work through MFS will provide us leverage and implement key classified government intellectual property, including critical intelligence and signal processing algorithms. We believe that MFS also provides us the opportunity to directly integrate this intellectual property onto our existing advanced computing solutions, enabling us to deliver platform-ready integrated ISR sub-systems that leverage our open architecture solutions and address key government technology and procurement concerns. MFS operations in this environment will also influence future product development so that critical future needs can be met in a timely manner.

Long-Standing Industry Relationships. We have established long-standing relationships with prime defense contractors, the U.S. government and other key organizations in the defense and intelligence industries over our 30 years in the defense electronics industry. Our customers include The Boeing Company, Lockheed Martin Corporation, Northrop Grumman Corporation, and Raytheon Company, many of whom have been valued and loyal customers for more than a decade. Over this period, we have become recognized for our ability to develop new technologies and meet stringent program requirements. Our demonstrated track record of delivering high-performance embedded signal processing solutions helped us to acquire new customers, such as ITT Electronic Systems, for whom we are providing the processing content on the JCREW 3.3 counter-IED program. We believe we are well-positioned to maintain these high-level customer engagements.

Proven Management Team. Over the past several years, our senior management team has refocused the Company on its economic core, developed a long-term compelling strategy for the defense market and restored profitability to the business. Having completed these critical steps to rebuild the Company and with a senior management team with significant experience in growing and scaling businesses, both through operating execution and acquisitions, we believe that we have demonstrated our operational capabilities and we are well-positioned for the next phase to transform, grow and scale our business.

Our Solutions and Products

Services and Systems Integration

As part of our strategy, we are continuing to invest in our SSI capability. Our SSI group is tasked with partnering with prime defense contractors to deliver sub-system level engineering expertise as well as ongoing systems integration services. Our SSI capability addresses our strategy to capitalize on the $2.7 billion sub-system market within the defense embedded electronics market segment.

As the U.S. government mandates more outsourcing and open standards, a major shift is occurring within the prime defense contractors toward procurement of integrated sub-systems that enable quick application level porting through standards-based methodologies. We believe that our core expertise in this area is well aligned to capitalize on this trend. By leveraging our open architecture and high performance modular product set, we provide prime defense contractors with rapid deployment and quick reaction capabilities through our professional services and systems integration offerings. This results in less risk for the prime defense contractors, shortened development cycles, quicker solution deployment and reduced lifecycle costs.

Software Products

We actively design, market and sell complete software and middleware environments to accelerate development and execution of complex signal and image processing applications on a broad range of heterogeneous, multi-computing platforms. Our software suite is based on open standards and includes heterogeneous processor support with extensive high performance math libraries, multi-computing fabric support, net-centric and system management enabling services, extended operating system services, board support packages and development tools. This set of software and middleware provides customer algorithm level portability across rapidly evolving hardware processor types with math and input/output, or I/O, interfaces running at industry leading performance rates. In order to develop, test and integrate software ahead of hardware availability, we have invested in the notion of a Virtual Multi-Computer which we have branded Virtual ARS (Application Ready Sub-system™). The Virtual ARS model allows for concurrent engineering internally and with customers to accelerate time to deployment, improve quality and reduce development costs. In most cases, these software products are bundled together with broader solutions including hardware and/or services, while in other cases they are licensed separately.

Our multi-computer software packages are marketed and licensed under the *MultiCore Plus®* registered trademark. These software products are a key differentiator for our systems business and represent only a modest amount of stand-alone revenue. We generally charge a user-based development license fee and bundle software run-time licenses with our hardware. We offer a standards-based software value proposition to our customers and provide this offer through several integrated software packages and service offerings.

Hardware Products

We offer a broad family of products designed to meet the full range of requirements in compute-intensive, signal processing and image processing applications, multi-computer interconnect fabrics, sensor interfaces and command and control functions. To maintain a competitive advantage, we seek to leverage technology investments across multiple product lines. We are also influential in the industry-standard organizations associated with our market segments. For example, we started the OpenVPX™ initiative with the goal of providing customers with multi-vendor interoperable hardware built to well-defined system standards.

Our hardware products are typically compute-intensive and require extremely high inter-processor bandwidth and high I/O capacity. These systems often must also meet significant size, weight and power constraints for use in aircraft, UAVs, ships and other vehicles, and be ruggedized for use in highly demanding use environments. They are used in both commercial industrial applications, such as ground radar air traffic control, and advanced defense applications, including space-time adaptive processing, synthetic aperture radar, airborne early warning, command control communication and information systems, mission planning, image intelligence and signal intelligence systems. Our products transform the massive streams of digital data created in these applications into usable information in real time. The systems can scale from a few processors to thousands of processors.

To address the current challenges facing the war fighter, our government and prime defense contractors, we have developed a new product architecture that supports a more dynamic, iterative, spiral development process by leveraging open architecture standards and leading-edge commercial technologies and products. Configured and productized as integrated sub-systems, customers can rapidly and cost-effectively port and adapt their applications to changing threats.

Our open architecture is carried throughout our entire Ensemble product line from the very small form-factor sub-systems to the high-end, where ultimate processing is of paramount importance to the mission. Our commercially-developed hardware and software product capabilities cover the entire ISR spectrum from acquisition and digitization of the signal, to processing of the signal, through the exploitation and dissemination of the information.

Research and Product Development

Our research and development efforts are focused on developing new products and systems as well as enhancing existing hardware and software products in signal and image processing. Our research and development goal is to fully exploit and maintain our technological lead in the high-performance, real-time signal processing industry.

Expenditures for research and development amounted to $44.5 million in fiscal 2011, $41.5 million in fiscal 2010, and $42.4 million in fiscal 2009. As of June 30, 2011, we had 225 employees, including hardware and software architects and design engineers, primarily engaged in engineering and research and product development activities. These individuals, in conjunction with our sales team, also devote a portion of their time to assisting customers in utilizing our products, developing new uses for these products and anticipating customer requirements for new products.

Manufacturing

Advanced Computing Solutions

The majority of our sales are produced in International Organization for Standardization, or ISO, 9001:2000 quality system certified facilities. The current scope of delivered hardware products includes commercial and industrial class printed circuit board assemblies (modules) and complex chassis systems. Our manufacturing operations consist primarily of materials planning and procurement, final assembly and test and logistics (inventory and traffic management). We subcontract the assembly and testing of most modules to contract manufacturers in the U.S. to build to our specifications. We currently rely primarily on one contract manufacturer. We have a comprehensive quality and process control plan for each of our products, which include an effective supply chain management program and the use of automated inspection and test equipment to assure the quality and reliability of our products. We perform most post sales service obligations (both warranty and other lifecycle support) in-house through a dedicated service and repair operation.

Although we generally use standard parts and components for our products, certain components, including custom designed ASICs, static random access memory, FPGAs, microprocessors and other third-party chassis peripherals (single board computers, power supplies, blowers, etc.), are currently available only from a single source or from limited sources. With the exception of certain components that have gone "end of life," we strive to maintain minimal supply commitments from our vendors and generally purchase components on a purchase order basis as opposed to entering into long-term procurement agreements with vendors. We have generally been able to obtain adequate supplies of components in a timely manner from current vendors or, when necessary to meet production needs, from alternate vendors. We believe that, in most cases, alternate vendors can be identified if current vendors are unable to fulfill needs.

Mercury Federal Systems

As of June 30, 2011, MFS did not manufacture hardware. All hardware (e.g. computers and computer peripherals) is generally procured from our other subsidiaries or third-party suppliers.

Competition

Advanced Computing Solutions

The markets for our products are highly competitive and are characterized by rapidly changing technology, frequent product performance improvements, increasing speed of deployment to align with warfighters' needs, and evolving industry standards and requirements coming from our customers or the DoD. Competition typically occurs at the design stage of a prospective customer's product, where the customer evaluates alternative technologies and design approaches.

The principal competitive factors in our market are price/performance value proposition, available new products at the time of design win engagement, services and systems integration capability, effective marketing and sales efforts, and reputation in the market. Our competitive strengths include innovative engineering in both hardware and software products, sub-system design expertise, advanced packaging capability to deliver the most optimized size, weight and power solution possible, our ability to rapidly respond to varied customer requirements, and a track record of successfully supporting many high profile programs in both the commercial and defense markets. There are a limited number of competitors across the market segments and application types in which we compete. Some of these competitors are larger and have greater resources than us. Some of these competitors compete against us at purely a board-level, others at a sub-system level. We also compete with in-house design teams at our customers. The DoD as well as the prime defense contractors are pushing for more outsourcing of sub-system designs to mitigate risk and to enable concurrent design of the platform which ultimately leads to faster time to deployment. We are aligning our strategy to capitalize on that trend and leveraging our long standing sub-system expertise to provide this value to our customers.

A design win usually ensures, but does not always guarantee, that a customer will purchase our product until the next-generation system is developed. We believe that our future ability to compete effectively will depend, in part, upon our ability to improve product and process technologies, to develop new technologies, to maintain the performance advantages of products and processes relative to competitors, to adapt products and processes to technological changes, to identify and adopt emerging industry standards and to adapt to customer needs.

Mercury Federal Systems

The markets for our products and services are highly competitive and primarily focus on providing services to the federal contracting markets. MFS is focused on developing advanced solutions for emerging ISR system processing challenges in the federal space. Our targets are existing programs that are confronting modernization challenges and planned programs yet to be fielded. Our goal is to produce open, commercial item-based processing solutions that are platform agnostic.

Due to the competitive environment in which MFS operates, price and past performance are becoming as important as technical quality in most awards. Our primary competitors for our federal services are other small to large service-based companies that have long-standing customer relationships and program insights. We also face additional competition from platform and sensor developers that will continue to offer the government custom solutions packaged to support individual platform designs and point solution concepts. These companies, large and small, will want to maintain configuration control of compute processing architectures across their platforms in order to control systems upgrade and out-year modernization efforts. To win business, we will continue to offer program managers an alternative path to achieving interoperability and advanced processing dominant solutions for ISR applications.

Intellectual Property and Proprietary Rights

As of June 30, 2011, we held 39 patents of varying duration issued in the United States. We regularly file U.S. patent applications and, where appropriate, foreign patent applications. We also file continuations to cover both new and improved designs and products. At present, we have several U.S. and foreign patent applications in process.

We also rely on a combination of trade secret, copyright, and trademark laws, as well as contractual agreements, to safeguard our proprietary rights in technology and products. In seeking to limit access to sensitive information to the greatest practical extent, we routinely enter into confidentiality and assignment of invention agreements with each of our employees and consultants and nondisclosure agreements with our key customers and vendors.

Backlog

As of June 30, 2011, we had a backlog of orders aggregating approximately $86.9 million, of which $70.6 million is expected to be delivered within the next twelve months. As of June 30, 2010, backlog was approximately $104.6 million. The defense backlog at June 30, 2011 was $81.5 million, a $4.7 million increase from June 30, 2010. We include in our backlog customer orders for products and services for which we have accepted signed purchase orders as long as that order is scheduled to ship or invoice in whole or in part within the next 24 months. Orders included in backlog may be canceled or rescheduled by customers, although the customer may incur cancellation penalties depending on the timing of the cancellation. A variety of conditions, both specific to the individual customer and generally affecting the customer's industry, may cause customers to cancel, reduce or delay orders that were previously made or anticipated. We cannot assure the timely replacement of canceled, delayed or reduced orders. Significant or numerous cancellations, reductions or delays in orders by a customer or group of customers could materially and adversely affect our results of operations or our ability to predict future revenues. Backlog should not be relied upon as indicative of our revenues for any future period.

Employees

At June 30, 2011, we employed a total of 602 people excluding contractors, including 225 in research and development, 95 in sales and marketing, 172 in manufacturing and customer support and 110 in general and administrative functions. We have seven employees located in Europe, four located in Japan, and 591 located in the United States. We do not have any employees represented by a labor organization, and we believe that our relations with our employees are good.

WEBSITE

We maintain a website at *www.mc.com*. We make available on our website, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, including exhibits and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). Our code of business conduct and ethics is also available on our website. We intend to disclose any future amendments to, or waivers from, our code of business conduct and ethics within four business days of the waiver or amendment through a website posting or by filing a current report on Form 8-K with the SEC. Information contained on our website does not constitute part of this report. Our reports filed with, or furnished to, the SEC are also available on the SEC's website at *www.sec.gov*.

OTHER INFORMATION

Challenges Drive Innovation, Echocore, Echotek, Ensemble2, Powerstream, RACE++ and MultiCore Plus are registered trademarks, and Ensemble, Application Ready Subsystem, ARS, POET, Converged Sensor Network, CSN, Embedded Smart Processing and ESP are trademarks of Mercury Computer Systems, Inc. OpenVPX™ is a trademark of the VMEbus International Trade Association. IBM and PowerPC are registered trademarks of International Business Machine Corporation. All other trademarks and registered trademarks are the property of their respective holders, and are hereby acknowledged.

Item 1A. Risk Factors:

We depend heavily on defense electronics programs that incorporate our products, which may be only partially funded and are subject to potential termination and reductions and delays in government spending.

Sales of our embedded computer systems and related services, primarily as an indirect subcontractor or team member with prime defense contractors, and in some cases directly, to the U.S. government and its agencies, as well as foreign governments and agencies, accounted for approximately 78%, 79%, and 77% of our total net revenues in fiscal 2011, 2010, and 2009, respectively. Our computer systems are included in many different domestic and international programs. Over the lifetime of a program, the award of many different individual contracts and subcontracts may impact our products' requirements. The funding of U.S. government programs is subject to Congressional appropriations. Although multiple-year contracts may be planned in connection with major procurements, Congress generally appropriates funds on a fiscal year basis even though a program may continue for many years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations and prime contracts receive such funding. The reduction or delay in funding or termination of a government program in which we are involved would result in a loss of or delay in receiving anticipated future revenues attributable to that program and contracts or orders received. The U.S. government could reduce or terminate a prime contract under which we are a subcontractor or team member irrespective of the quality of our products or services. The termination of a program or the reduction in or failure to commit additional funds to a program in which we are involved could negatively impact our revenues and have a material adverse effect on our financial condition and results of operations. In addition, delays in funding of a program, or of the defense appropriation generally, could negatively impact our revenues and have a material adverse effect on our financial condition and results of operations for the period in which such revenues were originally anticipated.

Economic conditions could adversely affect our business, results of operations and financial condition.

The world's financial markets have experienced turmoil, characterized by reductions in available credit, volatility in security prices, rating downgrades of investments, and reduced valuations of securities. These events have materially and adversely impacted the availability of financing to a wide variety of businesses, including small businesses, and the resulting uncertainty has led to reductions in capital investments, overall spending levels, future product plans, and sales projections across many industries and markets. These trends could have a material adverse impact on our business. These trends could also impact our financial condition and our ability to achieve targeted results of operations due to:

- reduced and delayed demand for our products;
- increased risk of order cancellations or delays;
- downward pressure on the prices of our products;
- greater difficulty in collecting accounts receivable; and
- risks to our liquidity, including the possibility that we might not have access to our cash and short-term investments or to our line of credit when needed.

Further, the funding of the defense programs that incorporate our products and services is subject to the overall U.S. government budget and appropriation decisions and processes, which are driven by numerous factors beyond our control, including geo-political, macroeconomic, and political conditions. Increased federal budget deficits could result in reduced Congressional appropriations for the defense programs that use our defense electronics products and services. In addition, Congress could fund U.S. government operations through a continuing budget resolution without approving a formal budget for the government fiscal year, thereby potentially reducing or delaying the demand for our products. We are unable to predict the likely duration and severity of adverse economic conditions in the United States and other countries, but the longer the duration or the greater the severity, the greater the risks we face in operating our business.

We face other risks and uncertainties associated with defense-related contracts, which may have a material adverse effect on our business.

Whether our contracts are directly with the U.S. government, a foreign government, or one of their respective agencies, or indirectly as a subcontractor or team member, our contracts and subcontracts are subject to special risks. For example:

- Changes in government administration and national and international priorities, including developments in the geo-political environment, could have a significant impact on national or international defense spending priorities and the efficient handling of routine contractual matters. These changes could have a negative impact on our business in the future.
- Our contracts with the U.S. and foreign governments and their prime defense contractors and subcontractors are subject to termination either upon default by us or at the convenience of the government or contractor if, among other reasons, the program itself has been terminated. Termination for convenience provisions generally entitle us to recover costs incurred, settlement expenses and profit on work completed prior to termination, but there can be no assurance in this regard.

- Because we contract to supply goods and services to the U.S. and foreign governments and their prime and subcontractors, we compete for contracts in a competitive bidding process and, in the event we are awarded a contract, we are subject to protests by disappointed bidders of contract awards that can result in the reopening of the bidding process and changes in governmental policies or regulations and other political factors. In addition, we may be subject to multiple rebid requirements over the life of a defense program in order to continue to participate on such program, which can result in the loss of the program or significantly reduce our revenue or margin from the program. The government's requirements for more frequent technology refreshes on defense programs may lead to increased costs and lower long term revenues.
- Consolidation among defense industry contractors has resulted in a few large contractors with increased bargaining power relative to us. The increased bargaining power of these contractors may adversely affect our ability to compete for contracts and, as a result, may adversely affect our business or results of operations in the future.
- Our customers include U.S. government contractors who must comply with and are affected by laws and regulations relating to the formation, administration, and performance of U.S. government contracts. In addition, when our business units, such as MFS, contract with the U.S. government, they must comply with these laws and regulations, including the organizational conflict-of-interest regulations. A violation of these laws and regulations could result in the imposition of fines and penalties to us or our customers or the termination of our or their contracts with the U.S. government. As a result, there could be a delay in our receipt of orders from our customers, a termination of such orders, or a termination of contracts between our business units and the U.S. government.
- We sell products to U.S. and international defense contractors and also directly to the U.S. government as a commercial supplier such that cost data is not supplied. To the extent that there are interpretations or changes in the Federal Acquisition Regulations regarding the qualifications necessary to be a commercial supplier, there could be a material adverse effect on our business and operating results. In addition, growth in our defense sales relative to our commercial sales could adversely impact our status as a commercial supplier, which could adversely affect our business and operating results.
- We are subject to the Defense Federal Acquisition Regulations Supplement, referred to as DFARS, in connection with our defense work for the U.S. government and prime defense contractors. Amendments to the DFARS, such as the 2009 amendment to the DFARS specialty metals clause requiring that the specialty metals in specified items be melted or produced in the U.S. or other qualifying countries, may increase our costs for certain materials or result in supply-chain difficulties or production delays due to the limited availability of compliant materials.
- The U.S. government or a prime defense contractor customer could require us to relinquish data rights to a product in connection with performing work on a defense contract, which could lead to a loss of valuable technology and intellectual property in order to participate in a government program.
- We are subject to various U.S. federal export-control statutes and regulations which affect our business with, among others, international defense customers. In certain cases the export of our products and technical data to foreign persons, and the provision of technical services to foreign persons related to such products and technical data, may require licenses from the U.S. Department of Commerce or the U.S. Department of State. The time required to obtain these licenses, and the restrictions that may be contained in these licenses, may put us at a competitive disadvantage with respect to competing with international suppliers who are not subject to U.S. federal export control statutes and regulations. In addition, violations of these statutes and regulations can result in civil and, under certain circumstances, criminal liability as well as administrative penalties which could have a material adverse effect on our business and operating results.
- Certain of our employees with appropriate security clearance may require access to classified information in connection with the performance of a U.S. government contract. We must comply with security requirements pursuant to the National Industrial Security Program Operating Manual, or

NISPOM, and other U.S. government security protocols when accessing sensitive information. Failure to comply with the NISPOM or other security requirements may subject us to civil or criminal penalties, loss of access to sensitive information, loss of a U.S. government contract, or potentially debarment as a government contractor.

The loss of one or more of our largest customers, programs, or applications could adversely affect our results of operations.

We are dependent on a small number of customers for a large portion of our revenues. A significant decrease in the sales to or loss of any of our major customers would have a material adverse effect on our business and results of operations. In fiscal 2011, Northrop Grumman Corporation accounted for 21% of our total net revenues, Raytheon Company accounted for 17% of our total net revenues and Lockheed Martin Corporation accounted for 13% of our total net revenues. In fiscal 2010, Raytheon Company accounted for 20% of our total net revenues and Lockheed Martin Corporation accounted for 17% of our total net revenues. In fiscal 2009, Lockheed Martin Corporation accounted for 14% of our total net revenues, Northrop Grumman Corporation accounted for 13% of our total net revenues, Argon ST, Inc accounted for 13% of our total net revenues and Raytheon Company accounted for 11% of our total net revenues. The defense market is highly acquisitive, which could lead to further concentration in our largest customers. Customers in the defense market generally purchase our products in connection with government programs that have a limited duration, leading to fluctuating sales to any particular customer in this market from year to year. In addition, our revenues are largely dependent upon the ability of customers to develop and sell products that incorporate our products. No assurance can be given that our customers will not experience financial, technical or other difficulties that could adversely affect their operations and, in turn, our results of operations.

We are dependent on sales for radar applications for a large portion of our revenues. Sales related to radar applications accounted for 53%, 49%, and 40% of our total net revenues for fiscal 2011, 2010, and 2009, respectively. While our radar sales relate to multiple different platforms and defense programs, our revenues are largely dependent upon our customers incorporating our products into radar applications. In fiscal 2010, the Aegis program accounted for 15% of our total net revenues. Loss of a significant radar program could adversely affect our results of operations. For the years ended June 30, 2011 and 2009, no single program comprised 10% or more of the Company's revenue.

Going forward, we believe the JCREW 3.3 counter-IED program could be a large portion of our future revenues in the coming years, and the loss of that program could adversely affect our future results. In addition, as we shift our business mix toward more services-led engagements with legacy product revenues becoming a lesser amount of our total revenues, we could experience downward pressure on margins and reduced profitability. Further, new programs may yield lower margins than legacy programs, which could result in an overall reduction in gross margins.

If we are unable to respond adequately to our competition or to changing technology, we may lose existing customers and fail to win future business opportunities.

The markets for our products are highly competitive and are characterized by rapidly changing technology, frequent product performance improvements and evolving industry standards. Competitors may be able to offer more attractive pricing or develop products that could offer performance features that are superior to our products, resulting in reduced demand for our products. Due to the rapidly changing nature of technology, we may not become aware in advance of the emergence of new competitors into our markets. The emergence of new competitors into markets targeted by us could result in the loss of existing customers and may have a negative impact on our ability to win future business opportunities. In addition to adapting to rapidly changing technology, we must also develop a reputation as a best-of-breed technology provider. Competitors may be perceived in the market as being providers of open-source architectures versus Mercury as a closed-architecture company. Perceptions of Mercury as a high-cost provider, or as having stale technology could cause us to lose existing customers or fail to win new business.

With continued microprocessor evolution, low-end systems could become adequate to meet the requirements of an increased number of the lesser-demanding applications within our target markets. Workstation or blade center computer manufacturers and other low-end single-board computer, or new competitors, may attempt to penetrate the high-performance market for defense electronics systems, which could have a material adverse effect on our business. In addition, our customers provide products to markets that are subject to technological cycles. Any change in the demand for our products due to technological cycles in our customers' end markets could result in a decrease in our revenues.

Competition from existing or new companies could cause us to experience downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share.

We compete in highly competitive industries, and our OEM customers generally extend the competitive pressures they face throughout their respective supply chains. Additionally, our markets are facing increasing industry consolidation, resulting in larger competitors who have more market share to put more downward pressure on prices and offer a more robust portfolio of products and services. We are subject to competition based upon product design, performance, pricing, quality and services. Our product performance, embedded systems' engineering expertise, and product quality have been important factors in our growth. While we try to maintain competitive pricing on those products that are directly comparable to products manufactured by others, in many instances our products will conform to more exacting specifications and carry a higher price than analogous products. Many of our OEM customers and potential customers have the capacity to design and internally manufacture products that are similar to our products. We face competition from research and product development groups and the manufacturing operations of current and potential customers, who continually evaluate the benefits of internal research, product development, and manufacturing versus outsourcing. This competition could result in fewer customer orders and a loss of market share.

Our sales in the defense market could be adversely affected by the emergence of commodity-type products as acceptable substitutes for certain of our products and by uncertainty created by emerging changes in standards that may cause customers to delay purchases or seek alternative solutions.

Our computing products for the defense market are designed for operating under physical constraints such as limited space, weight, and electrical power. Furthermore, these products are often designed to be "rugged," that is, to withstand enhanced environmental stress such as extended temperature range, shock, vibration, and exposure to sand or salt spray. Historically these requirements have often precluded the use of less expensive, readily available commodity-type systems typically found in more benign non-military settings. Factors that may increase the acceptability of commodity-type products in some defense platforms that we serve include improvements in the physical properties and durability of such alternative products, combined with the relaxation of physical and ruggedness requirements by the military due to either a reevaluation of those requirements or the installation of computing products in a more highly environmentally isolated setting. These developments could negatively impact our revenues and have a material adverse effect on our business and operating results.

If we fail to respond to commercial industry cycles in terms of our cost structure, manufacturing capacity and/or personnel need, our business could be seriously harmed.

The timing, length and severity of the up-and-down cycles in the telecommunications and other commercial industries are difficult to predict. This cyclical nature of the industries in which we operate affects our ability to accurately predict future revenue, and in some cases, future expense levels. In the current environment, our ability to accurately predict our future operating results is particularly low. During down cycles in our industry, the financial results of our customers may be negatively impacted, which could result not only in a decrease in orders but also a weakening of their financial condition that could impair our ability to recognize revenue or to collect on outstanding receivables. Furthermore, in the current credit environment, it may be more difficult for our customers to raise capital, whether debt or equity, to finance their purchases of capital equipment, including the products we sell. If our customers experience persistent difficulties in raising capital for equipment financing, we could experience a decrease in orders for our products. When cyclical fluctuations result in lower than expected revenue levels, operating results may be adversely affected and cost reduction measures may be necessary in order for us to remain competitive and financially sound. During periods of declining revenues, such as in the current environment, we must be in a position to adjust our cost and expense structure to reflect prevailing market conditions and to continue to motivate and retain our key employees. If we fail to respond, then our business could be seriously harmed. In addition, during periods of rapid growth, we must be able to increase manufacturing capacity and personnel to meet customer demand. We can provide no assurance that these objectives can be met in a timely manner in response to industry cycles. Each of these factors could adversely impact our operating results and financial condition.

Implementation of our growth strategy may not be successful, which could affect our ability to increase revenues.

Our growth strategy includes developing new products, adding new customers within our existing markets, and entering new markets, as well as identifying and integrating acquisitions. Our ability to compete in new markets will depend upon a number of factors including, among others:

- our ability to create demand for products in new markets;
- our ability to manage growth effectively;
- our ability to respond to changes in our customers' businesses by updating existing products and introducing, in a timely fashion, new products which meet the needs of our customers;
- our ability to develop a reputation as a best-of-breed technology provider;
- the quality of our new products;
- our ability to respond rapidly to technological change; and
- our ability to successfully integrate any acquisitions that we make.

The failure to do any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. In addition, we may face competition in these new markets from various companies that may have substantially greater research and development resources, marketing and financial resources, manufacturing capability and customer support organizations.

Growing our business, in particular through providing services and products such as sophisticated application ready subsystems for major defense programs like JCREW 3.3 and Aegis, could strain our operational capacity and working capital demands if not properly anticipated and managed. Pursuing such growth could result in our operational and infrastructure resources being spread too thin, which could negatively impact our ability to deliver quality product on schedule and on budget. Providing quality services for systems level products is a key driver of our growth strategy and the failure to properly scale our capabilities to support our customers at a systems level could result lost opportunities and revenues.

Future acquisitions or divestitures may adversely affect our financial condition.

As part of our strategy for growth, we may continue to explore acquisitions, divestitures, or strategic alliances, which may not be completed or may not be ultimately beneficial to us.

Acquisitions or divestitures may pose risks to our operations, including:

- problems and increased costs in connection with the integration or divestiture of the personnel, operations, technologies, or products of the acquired or divested businesses;
- unanticipated costs;
- failure to achieve anticipated increases in revenues and profitability;

- diversion of management's attention from our core business;
- inability to make planned divestitures of businesses on favorable terms in a timely manner or at all;
- adverse effects on business relationships with suppliers and customers and those of the acquired company;
- acquired assets becoming impaired as a result of technical advancements or worse-than-expected performance by the acquired company;
- volatility associated with accounting for earnouts in a given transaction;
- entering markets in which we have no, or limited, prior experience; and
- potential loss of key employees.

In addition, in connection with any acquisitions or investments we could:

- issue stock that would dilute our existing shareholders' ownership percentages;
- incur debt and assume liabilities;
- obtain financing on unfavorable terms, or not be able to obtain financing on any terms at all;
- incur amortization expenses related to acquired intangible assets or incur large and immediate write-offs;
- incur large expenditures related to office closures of the acquired companies, including costs relating to the termination of employees and facility and leasehold improvement charges resulting from our having to vacate the acquired companies' premises; and
- reduce the cash that would otherwise be available to fund operations or for other purposes.

The failure to successfully integrate any acquisitions or to make planned divestitures in an efficient or timely manner may negatively impact our financial condition and operating results.

We may be unable to obtain critical components from suppliers, which could disrupt or delay our ability to deliver products to our customers.

Several components used in our products are currently obtained from sole-source suppliers. We are dependent on key vendors like LSI Logic Corporation, Xilinx, Inc., and IBM Corporation for custom-designed application-specific integrated circuits ("ASICs") and field programmable gate arrays ("FPGAs"), Freescale Semiconductor, Inc. and IBM Corporation for PowerPC microprocessors, Intel Corporation for our next generation processors, IBM Corporation for a specific SRAM, Hybricon Corporation and Motorola, Inc. for chassis and chassis components and Benchmark Electronics, Inc. for board assembly, test and integration. The semiconductor industry is experiencing a significant year over year increase in demand amid an uncertain macro economy which is limiting any investment in additional capacity. We believe this dynamic will result in increased lead-time for most classes of semiconductors and passive components and will continue to put pressure on component pricing where supply becomes constrained. Generally, suppliers may terminate their contracts with us without cause upon 30 days' notice and may cease offering their products upon 180 days' notice. If any of our sole-source suppliers limits or reduces the sale of these components, we may be unable to fulfill customer orders in a timely manner or at all. In addition, if these or other component suppliers, some of which are small companies, experienced financial difficulties or other problems that prevented them from supplying us with the necessary components, we could experience a loss of revenues due to our inability to fulfill orders. These sole-source and other suppliers are each subject to quality and performance issues, materials shortages, excess demand, reduction in capacity and other factors that may disrupt the flow of goods to us or to our customers, which would adversely affect our business and customer relationships. We have no guaranteed supply arrangements with our suppliers and there can be no assurance that these suppliers will continue to meet our requirements. If supply arrangements are interrupted, we may not be able to find another supplier on a timely or satisfactory basis. We may incur significant set-up costs and delays in manufacturing should it become necessary to replace any key vendors due to work stoppages, shipping delays, financial difficulties, natural or manmade disasters or other factors.

We may not be able to effectively manage our relationships with contract manufacturers.

We may not be able to effectively manage our relationship with contract manufacturers, and the contract manufacturers may not meet future requirements for timely delivery. We rely on contract manufacturers to build hardware sub-assemblies for our products in accordance with our specifications. During the normal course of business, we may provide demand forecasts to contract manufacturers up to five months prior to scheduled delivery of our products to customers. If we overestimate requirements, the contract manufacturers may assess cancellation penalties or we may be left with excess inventory, which may negatively impact our earnings. If we underestimate requirements, the contract manufacturers may have inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipment to customers and revenue recognition. Contract manufacturers also build products for other companies, and they may not have sufficient quantities of inventory available or sufficient internal resources to fill our orders on a timely basis or at all.

In addition, there have been a number of major acquisitions within the contract manufacturing industry in recent periods. While there has been no significant impact on our contract manufacturers to date, future acquisitions could potentially have an adverse effect on our working relationships with contract manufacturers. Moreover, we currently rely primarily on one contract manufacturer. The failure of this contract manufacturer to fill our orders on a timely basis or in accordance with our customers' specifications could result in a loss of revenues and damage to our reputation. We may not be able to replace this contract manufacturer in a timely manner or without significantly increasing our costs if such contract manufacturer were to experience financial difficulties or other problems that prevented it from fulfilling our order requirements.

We are exposed to risks associated with international operations and markets.

We market and sell products in international markets, and have established offices and subsidiaries in Europe and Japan. Revenues from international operations accounted for 4% of our total net revenues in fiscal 2011, 10% of our total net revenues in fiscal 2010, and 7% of our total net revenues in fiscal 2009. We also ship directly from our U.S. operations to international customers. There are inherent risks in transacting business internationally, including:

- changes in applicable laws and regulatory requirements;
- export and import restrictions;
- export controls relating to technology;
- tariffs and other trade barriers;
- less favorable intellectual property laws;
- difficulties in staffing and managing foreign operations;
- longer payment cycles;
- problems in collecting accounts receivable;
- adverse economic conditions in foreign markets;
- political instability;
- fluctuations in currency exchange rates;
- expatriation controls; and
- potential adverse tax consequences.

There can be no assurance that one or more of these factors will not have a material adverse effect on our future international activities and, consequently, on our business and results of operations.

We may be exposed to unfavorable currency exchange rate fluctuations, which may lead to lower operating margins, or may cause us to raise prices which could result in reduced revenues.

Currency exchange rate fluctuations could have an adverse effect on our net revenues and results of operations. Unfavorable currency fluctuations could require us to increase prices to foreign customers, which could result in lower net revenues from such customers. Alternatively, if we do not adjust the prices for our products in response to unfavorable currency fluctuations, our results of operations could be adversely affected. In addition, most sales made by our foreign subsidiaries are denominated in the currency of the country in which these products are sold, and the currency they receive in payment for such sales could be less valuable at the time of receipt as a result of exchange rate fluctuations. We do not currently hedge our foreign currency exchange rate exposure.

If we are unable to respond to technological developments and changing customer needs on a timely and cost-effective basis, our results of operations may be adversely affected.

Our future success will depend in part on our ability to enhance current products and to develop new products on a timely and cost-effective basis in order to respond to technological developments and changing customer needs. Defense customers, in particular, demand frequent technological improvements as a means of gaining military advantage. Military planners have historically funded significantly more design projects than actual deployments of new equipment, and those systems that are deployed tend to contain the components of the subcontractors selected to participate in the design process. In order to participate in the design of new defense electronics systems, we must demonstrate the ability to deliver superior technological performance on a timely and cost-effective basis. There can be no assurance that we will secure an adequate number of defense design wins in the future, that the equipment in which our products are intended to function will eventually be deployed in the field, or that our products will be included in such equipment if it eventually is deployed.

Customers in our commercial markets, including the semiconductor market, also seek technological improvements through product enhancements and new generations of products. OEMs historically have selected certain suppliers whose products have been included in the OEMs' machines for a significant portion of the products' life cycles. We may not be selected to participate in the future design of any semiconductor equipment, or if selected, we may not generate any revenues for such design work.

The design-in process is typically lengthy and expensive, and there can be no assurance that we will be able to continue to meet the product specifications of OEM customers in a timely and adequate manner. In addition, any failure to anticipate or respond adequately to changes in technology and customer preferences, or any significant delay in product developments or introductions, could negatively impact our financial condition and results of operations, including the risk of inventory obsolescence. Because of the complexity of our products, we have experienced delays from time to time in completing products on a timely basis. If we are unable to design, develop or introduce competitive new products on a timely basis, our future operating results may be adversely affected.

Our products are complex, and undetected defects may increase our costs, harm our reputation with customers or lead to costly litigation.

Our products are extremely complex and must operate successfully with complex products of other vendors. Our products may contain undetected errors when first introduced or as we introduce product upgrades. The pressures we face to be the first to market new products or functionality increases the possibility that we will offer products in which we or our customers later discover problems. We have experienced new product and product upgrade errors in the past and expect similar problems in the future. These problems may cause us to incur significant costs to support our service contracts and other costs and divert the attention of personnel from our product development efforts. Undetected errors may adversely affect our product's ease of use and may create customer satisfaction issues. If we are unable to repair these problems in a timely manner, we may experience a loss of or delay in revenue and significant damage to our reputation and business prospects. Many of our customers rely upon our products for mission-critical applications. Because of this reliance, errors, defects or other performance problems in our products could result in significant financial and other damage to our customers. Our customers could attempt to recover those losses by pursuing products liability claims against us which, even if unsuccessful, would likely be time-consuming and costly to defend and could adversely affect our reputation.

We may be unsuccessful in protecting our intellectual property rights which could result in the loss of a competitive advantage.

Our ability to compete effectively against other companies in our industry depends, in part, on our ability to protect our current and future proprietary technology under patent, copyright, trademark, trade secret and unfair competition laws. We cannot assure that our means of protecting our proprietary rights in the United States or abroad will be adequate, or that others will not develop technologies similar or superior to our technology or design around our proprietary rights. In addition, we may incur substantial costs in attempting to protect our proprietary rights.

Also, despite the steps taken by us to protect our proprietary rights, it may be possible for unauthorized third parties to copy or reverse-engineer aspects of our products, develop similar technology independently or otherwise obtain and use information that we regard as proprietary and we may be unable to successfully identify or prosecute unauthorized uses of our technology. Furthermore, with respect to our issued patents and patent applications, we cannot assure you that any patents from any pending patent applications (or from any future patent applications) will be issued, that the scope of any patent protection will exclude competitors or provide competitive advantages to us, that any of our patents will be held valid if subsequently challenged or that others will not claim rights in or ownership of the patents (and patent applications) and other proprietary rights held by us.

If we become subject to intellectual property infringement claims, we could incur significant expenses and could be prevented from selling specific products.

We may become subject to claims that we infringe the intellectual property rights of others in the future. We cannot assure that, if made, these claims will not be successful. Any claim of infringement could cause us to incur substantial costs defending against the claim even if the claim is invalid, and could distract management from other business. Any judgment against us could require substantial payment in damages and could also include an injunction or other court order that could prevent us from offering certain products.

Our need for continued investment in research and development may increase expenses and reduce our profitability.

Our industry is characterized by the need for continued investment in research and development. If we fail to invest sufficiently in research and development, our products could become less attractive to potential customers and our business and financial condition could be materially and adversely affected. As a result of the need to maintain or increase spending levels in this area and the difficulty in reducing costs associated with research and development, our operating results could be materially harmed if our research and development efforts fail to result in new products or if revenues fall below expectations. In addition, as a result of our commitment to invest in research and development, spending levels of research and development expenses as a percentage of revenues may fluctuate in the future.

Our results of operations are subject to fluctuation from period to period and may not be an accurate indication of future performance.

We have experienced fluctuations in operating results in large part due to the sale of computer systems in relatively large dollar amounts to a relatively small number of customers. Customers specify delivery date requirements that coincide with their need for our products. Because these customers may use our products in connection with a variety of defense programs or other projects with different sizes and durations, a customer's orders for one quarter generally do not indicate a trend for future orders by that customer. As such, we have not been able in the past to consistently predict when our customers will place orders and request shipments so that we cannot always accurately plan our manufacturing requirements. As a result, if orders and shipments differ from what we predict, we may incur additional expenses and build excess inventory, which may require additional reserves and allowances. Any significant change in our customers' purchasing patterns could have a material adverse effect on our operating results and reported earnings per share for a particular quarter. Thus, results of operations in any period should not be considered indicative of the results to be expected for any future period.

Our quarterly results may be subject to fluctuations resulting from a number of other factors, including:

- delays in completion of internal product development projects;
- delays in shipping computer systems and software programs;
- delays in acceptance testing by customers;
- a change in the mix of products sold to our served markets;
- production delays due to quality problems with outsourced components;
- inability to scale quick reaction capability products due to low product volume;
- shortages and costs of components;
- the timing of product line transitions;
- declines in quarterly revenues from previous generations of products following announcement of replacement products containing more advanced technology;
- potential impairment or restructuring charges; and
- changes in estimates of completion on fixed price service engagements.

In addition, from time to time, we have entered into contracts, referred to as development contracts, to engineer a specific solution based on modifications to standard products. Gross margins from development contract revenues are typically lower than gross margins from standard product revenues. We intend to continue to enter into development contracts and anticipate that the gross margins associated with development contract revenues will continue to be lower than gross margins from standard product sales.

Another factor contributing to fluctuations in our quarterly results is the fixed nature of expenditures on personnel, facilities and marketing programs. Expense levels for these programs are based, in significant part, on expectations of future revenues. If actual quarterly revenues are below management's expectations, our results of operations will likely be adversely affected.

Further, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates, and changes in estimates in subsequent periods could cause our results of operations to fluctuate.

Changes in regulations could materially adversely affect us.

Our business, results of operations, or financial condition could be materially adversely affected if laws, regulations, or standards relating to us or our products are newly implemented or changed. In addition, our compliance with existing regulations may have a material adverse impact on us. Under applicable federal securities laws, we are required to evaluate and determine the effectiveness of our internal control structure and procedures for financial reporting. Should we or our independent registered public accounting firm determine that we have material weaknesses in our internal controls, our results of operations or financial condition may be materially adversely affected or our stock price may decline.

Changes in generally accepted accounting principles may adversely affect us.

From time to time, the Financial Accounting Standards Board, or FASB, promulgates new accounting principles that could have a material adverse impact on our results of operations or financial condition.

We rely on the significant experience and specialized expertise of our senior management and engineering staff and must retain and attract qualified engineers and other highly skilled personnel in order to grow our business successfully.

Our performance is substantially dependent on the continued services and performance of our senior management and our highly qualified team of engineers, many of whom have numerous years of experience, specialized expertise in our business, and security clearances required for certain defense projects. If we are not successful in hiring and retaining highly qualified engineers, we may not be able to extend or maintain our engineering expertise, and our future product development efforts could be adversely affected. Competition for hiring these employees is intense, especially with regard to engineers with specialized skills and security clearances required for our business, and we may be unable to hire and retain enough engineers to implement our growth strategy.

For fiscal 2012, with the anticipated transitions in our Chief Financial Officer and Senior Vice President, Human Resources positions, our success will depend in part on executing an effective transition for these two senior management positions.

Our future success also depends on our ability to identify, attract, hire, train, retain and motivate highly skilled managerial, operations, sales, marketing and customer service personnel. If we fail to attract, integrate and retain the necessary personnel, our ability to maintain and grow our business could suffer significantly. Further, stock price volatility and improvements in the economy could impact our ability to retain key personnel.

If we experience a disaster or other business continuity problem, we may not be able to recover successfully, which could cause material financial loss, loss of human capital, regulatory actions, reputational harm, or legal liability.

If we experience a local or regional disaster or other business continuity problem, such as an earthquake, terrorist attack, pandemic or other natural or man-made disaster, our continued success will depend, in part, on the availability of our personnel, our office facilities, and the proper functioning of our computer, telecommunication and other related systems and operations. As we attempt to grow our operations, the potential for particular types of natural or man-made disasters, political, economic or infrastructure instabilities, or other country- or region-specific business continuity risks increases.

If we are unable to continue to obtain U.S. federal government authorization regarding the export of our products, or if current or future export laws limit or otherwise restrict our business, we could be prohibited from shipping our products to certain countries, which would harm our ability to generate revenue.

We must comply with U.S. laws regulating the export of our products and technology. In addition, we are required to obtain a license from the U.S. federal government to export certain of our products and technical data as well as to provide technical services to foreign persons related to such products and technical data. We cannot be sure of our ability to obtain any licenses required to export our products or to receive authorization from the U.S. federal government for international sales or domestic sales to foreign persons including transfers of technical data or the provision of technical services. Moreover, the export regimes and the governing policies applicable to our business are subject to change. We cannot assure you of the extent that such export authorizations will be available to us, if at all, in the future. If we cannot obtain required government approvals under applicable regulations in a timely manner or at all, we would be delayed or prevented from selling our products in international jurisdictions, which could adversely affect our business and financial results.

In addition, we must comply with the Foreign Corrupt Practices Act, or the FCPA. The FCPA generally prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. Under the FCPA, U.S. companies may be held liable for actions taken by strategic or local partners or representatives. If we or our intermediaries fail to comply with the requirements of the FCPA, governmental authorities in the United States could seek to impose civil and criminal penalties, which could have a material adverse effect on our business, results of operations, financial conditions and cash flows.

If we suffer any data breaches involving the designs, schematics or source code for our products or other sensitive information, our business and financial results could be adversely affected.

We securely store our designs, schematics and source code for our products as they are created. A breach, whether physical, electronic or otherwise, of the systems on which this sensitive data is stored could lead to damage or piracy of our products. If we are subject to data security breaches, we may have a loss in sales or increased costs arising from the restoration or implementation of additional security measures, either of which could adversely affect our business and financial results. In addition, a security breach that involved classified information could subject us to civil or criminal penalties, loss of a government contract, loss of access to classified information, or debarment as a government contractor.

Our income tax provision and other tax liabilities may be insufficient if taxing authorities are successful in asserting tax positions that are contrary to our position. Increases in tax rates could impact our financial performance.

From time to time, we are audited by various federal, state and local authorities regarding income tax matters. Significant judgment is required to determine our provision for income taxes and our liabilities for federal, state, local and other taxes. Although we believe our approach to determining the appropriate tax treatment is supportable and in accordance with relevant authoritative guidance it is possible that the final tax authority will take a tax position that is materially different than that which is reflected in our income tax provision. Such differences could have an adverse effect on our income tax provision or benefit, in the reporting period in which such determination is made and, consequently, on our results of operations, financial position and/or cash flows for such period. Further, future increases in tax rates may adversely affect our financial results.

Provisions in our organizational documents and Massachusetts law and other actions we have taken could make it more difficult for a third party to acquire us.

Provisions of our charter and by-laws could have the effect of discouraging a third party from making a proposal to acquire our company and could prevent certain changes in control, even if some shareholders might consider the proposal to be in their best interest. These provisions include a classified board of directors, advance notice to our board of directors of shareholder proposals and director nominations, and limitations on the ability of shareholders to remove directors and to call shareholder meetings. In addition, we may issue shares of any class or series of preferred stock in the future without shareholder approval upon such terms as our board of directors may determine. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any such class or series of preferred stock that may be issued.

We also are subject to the Massachusetts General Laws which, subject to certain exceptions, prohibit a Massachusetts corporation from engaging in a broad range of business combinations with any "interested shareholder" for a period of three years following the date that such shareholder becomes an interested shareholder. These provisions could discourage a third party from pursuing an acquisition of our company at a price considered attractive by many shareholders.

We have adopted a Shareholder Rights Plan that could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, our company or a large block of our common stock. A third party that acquires 15% or more of our common stock (an "acquiring person") could suffer substantial dilution of its ownership interest under the terms of the Shareholder Rights Plan through the issuance of common stock or common stock equivalents to all shareholders other than the acquiring person.

Our profits may decrease and/or we may incur significant unanticipated costs if we do not accurately estimate the costs of fixed-price engagements.

A significant number of our system integration projects are based on fixed-price contracts, rather than contracts in which payment to us is determined on a time and materials or other basis. Our failure to estimate accurately the resources and schedule required for a project, or our failure to complete our contractual obligations in a manner consistent with the project plan upon which our fixed-price contract was based, could adversely affect our overall profitability and could have a material adverse effect on our business, financial condition and results of operations. We are consistently entering into contracts for large projects that magnify this risk. We have been required to commit unanticipated additional resources to complete projects in the past, which has occasionally resulted in losses on those contracts. We will likely experience similar situations in the future. In addition, we may fix the price for some projects at an early stage of the project engagement, which could result in a fixed price that is too low. Therefore, any changes from our original estimates could adversely affect our business, financial condition and results of operations.

The trading price of our common stock may continue to be volatile, which may adversely affect our business, and investors in our common stock may experience substantial losses.

Our stock price, like that of other technology companies, has been volatile. The stock market in general and technology companies in particular may continue to experience volatility. This volatility may or may not be related to our operating performance. Our operating results, from time to time, may be below the expectations of public market analysts and investors, which could have a material adverse effect on the market price of our common stock. Our low stock trading volume and microcap status could hamper existing and new shareholders from gaining a meaningful position in our stock. In addition, the limited availability of credit in the financial markets and the continued threat of terrorism in the United States and abroad and the resulting military action and heightened security measures undertaken in response to threats may cause continued volatility in securities markets. When the market price of a stock has been volatile, holders of that stock will sometimes issue securities class action litigation against the company that issued the stock. If any shareholders were to issue a lawsuit, we could incur substantial costs defending the lawsuit. Also, the lawsuit could divert the time and attention of management.

We have never paid dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in our common stock will likely depend on whether the price of our common stock increases.

We have not declared or paid cash dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our common stock if the price of our common stock increases. There is no guarantee that our common stock will appreciate in value or even maintain the price at which you purchased your shares, and you may not realize a return on your investment in our common stock.

If our internal controls over financial reporting are not considered effective, our business and stock price could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate the effectiveness of our internal controls over financial reporting as of the end of each fiscal year, and to include a management report assessing the effectiveness of our internal controls over financial reporting in our annual report on Form 10-K for that fiscal year. Section 404 also requires our independent registered public accounting firm to attest to, and report on, management's assessment of our internal controls over financial reporting.

Our management, including our chief executive officer and principal financial officer, does not expect that our internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud involving a company have been, or will be, detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become ineffective because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. We cannot assure you that we or our independent registered public accounting firm will not identify a material weakness in our internal controls in the future. A material weakness in our internal controls over financial reporting would require management and our independent registered public accounting firm to consider our internal controls as ineffective. If our internal controls over financial reporting are not considered effective, we may experience a loss of public confidence, which could have an adverse effect on our business and on the market price of our common stock.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock relies in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our common stock could decline if one or more equity analysts downgrade our common stock or if analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We may need additional capital and may not be able to raise funds on acceptable terms, if at all. In addition, any funding through the sale of additional common stock or other equity securities could result in additional dilution to our stockholders and any funding through indebtedness could restrict our operations.

We may require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new product and service launches, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or securities convertible into our ordinary shares could result in additional dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

- investors' perception of, and demand for, securities of embedded computing systems and software providers;
- conditions of the United States and other capital markets in which we may seek to raise funds; and
- our future results of operations, financial condition and cash flows.

We cannot assure that financing will be available in amounts or on terms acceptable to us, if at all. If we fail to raise additional funds, we may need to sell debt or additional equity securities or to reduce our growth to a level that can be supported by our cash flow. Without additional capital, we may not be able to:

- further develop or enhance our customer base;
- acquire necessary technologies, products or businesses;
- expand operations in the United States and elsewhere;
- hire, train and retain employees;
- market our software solutions, services and products; or
- respond to competitive pressures or unanticipated capital requirements.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The following table sets forth our significant properties:

Location	Segment(s) served	Size in Sq. Feet	Commitment
Chelmsford, MA	All (Corporate HQ)	185,327	Leased, expiring 2017 2 buildings
Salem, NH	ACS Business Unit	16,290	Leased, expiring 2012
Huntsville, AL	ACS Business Unit	25,137	Leased, expiring 2014
Reston, VA	ACS Business Unit	12,811	Leased, expiring 2012
Silchester, Reading, United Kingdom	ACS Business Unit	3,453	Leased, expiring 2015
Crystal City, VA	Mercury Federal Systems	3,931	Leased, expiring 2013
Tokyo, Japan	ACS Business Unit	2,401	Leased, expiring 2012

In addition, we lease a number of smaller offices around the world primarily for sales. For financial information regarding obligations under our leases, see Note M to the consolidated financial statements.

ITEM 3. LEGAL PROCEEDINGS

We are subject to various claims and legal actions that arise in the ordinary course of our business. In the opinion of management, we are not currently a party to any proceeding that could have a material adverse effect on our financial condition or results of operations.

ITEM 4. (REMOVED AND RESERVED)

ITEM 4.1. EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers are appointed to office by the Board of Directors at the first board meeting following the Annual Meeting of Shareholders or at other board meetings as appropriate, and hold office until the first board meeting following the next Annual Meeting of Shareholders and until a successor is chosen, subject to prior death, resignation or removal. Information regarding our executive officers as of the date of filing of this Annual Report on Form 10-K is presented below.

Mark Aslett, age 43, joined Mercury in 2007 and has served as the President and Chief Executive Officer since that date, and served as a member of the Board since 2007. Prior to joining Mercury, he was Chief Operating Officer and Chief Executive Officer of Enterasys Networks from 2003 to 2006, and held various positions with Marconi plc and its affiliated companies, including Executive Vice President of Marketing, Vice President of Portfolio Management, and President of Marconi Communications—North America, from 1998 to 2002. Mr. Aslett has also held positions at GEC Plessey Telecommunications, as well as other telecommunications-related technology firms.

Robert E. Hult, age 64, joined Mercury in 2004, and has served as Senior Vice President, Chief Financial Officer and Treasurer since that date. From 2005 to 2006, he also assumed additional responsibilities for our manufacturing operations/supply chain and customer service and support. Prior to joining Mercury, he was Senior Vice President, Chief Financial Officer and Treasurer of NMS Communications Corporation from 1998 to 2003. Prior to that, he was employed by Digital Equipment Corporation for more than 25 years in positions of increasing responsibility within the company's corporate and regional finance groups.

Gerald M. Haines II, age 48, joined Mercury in July 2010 as Senior Vice President, Corporate Development, Chief Legal Officer, and Secretary. Prior to joining Mercury, from January 2008 to June 2010, Mr. Haines was Executive Vice President, Chief Legal Officer and Secretary at Verenium Corporation, a publicly traded company engaged in the development and commercialization of cellulosic biofuels and high performance specialty enzymes. From September 2006 to December 2007, he was an advisor to early-stage companies on legal and business matters. From May 2001 to August 2006, Mr. Haines served as Executive Vice President of Strategic Affairs, Chief Legal Officer and Secretary of Enterasys Networks, Inc., a public network communications company that was taken private in March 2006 following a successful business restructuring and turnaround. Prior to Enterasys Networks, Mr. Haines served as Senior Vice President and General Counsel of Cabletron Systems, Inc., the predecessor of Enterasys Networks. Before Cabletron, he was Vice President and General Counsel of the largest manufacturer of oriented polypropylene packaging and labeling films in North America, and prior to that was in private practice as a corporate attorney in a large Boston law firm. Mr. Haines is admitted to practice in Massachusetts, Maine, and the Federal District of Massachusetts.

Charles A. Speicher, age 52, joined Mercury in September 2010 as Vice President, Controller, and Chief Accounting Officer. Prior to joining Mercury, Mr. Speicher had been Vice President of Business Operations and Enterprise Risk Management at Virtusa Corporation, a publicly-traded global IT services company, since

December 2009. He was Vice President of Global Accounting Operations and Corporate Controller at Virtusa Corporation from 2001 to 2009. Mr. Speicher was Corporate Controller at Cerulean Technologies Inc., a private software product company, from 1996 to 2000 prior to its sale to Aether Systems Inc. where he served as Division Controller of Aether Mobile Government from 2000 to 2001. Prior to Cerulean Technology, Mr. Speicher held positions with Wyman-Gordon Company, Wang Laboratories and Arthur Anderson & Company. Mr. Speicher is a CPA licensed in Massachusetts.

Didier M.C. Thibaud, age 50, joined Mercury in 1995, and has served as Senior Vice President and General Manager, Advanced Computing Solutions since July 2007. Prior to that, he was Senior Vice President, Defense & Commercial Businesses from 2005 to June 2007 and Vice President and General Manager, Imaging and Visualization Solutions Group, from 2000 to 2005 and served in various capacities in sales and marketing from 1995 to 2000.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed and traded on the Nasdaq Global Select Market under the symbol MRCY. The following table sets forth, for the fiscal periods indicated, the high and low sale prices per share for our common stock during such periods. Such market quotations reflect inter-dealer prices without retail markup, markdown or commission.

	High	Low
2011 Fourth quarter	$21.76	$17.42
Third quarter	$21.16	$17.84
Second quarter	$20.00	$12.37
First quarter	$13.31	$10.72
2010 Fourth quarter	$14.17	$10.35
Third quarter	$13.88	$10.61
Second quarter	$11.56	$ 8.85
First quarter	$11.78	$ 9.04

As of August 1, 2011, we had approximately 5,200 shareholders including record and nominee holders.

Dividend Policy

We have never declared or paid cash dividends on shares of our common stock. We currently intend to retain any earnings for future growth. Accordingly, we do not anticipate that any cash dividends will be declared or paid on our common stock in the foreseeable future.

Net Share Settlement Plans

During fiscal 2011, we had no active net share settlement plans.

Share Repurchase Plans

During fiscal 2011, we had no active share repurchase programs.

ITEM 6. SELECTED FINANCIAL DATA

The following table summarizes certain historical consolidated financial data, restated for discontinued operations, which should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report (in thousands, except per share data):

	For the Years Ended June 30,				
	2011	2010	2009	2008	2007
Statement of Operations Data:					
Net revenues	$228,710	$199,830	$188,939	$190,208	$200,596
Income (loss) from operations	$ 24,985	$ 17,313	$ 7,747	$ (5,391)	$ (26,058)
Income (loss) from continuing operations	$ 18,507	$ 28,069	$ 7,909	$ (4,437)	$ (28,899)
Net earnings (loss) per share from continuing operations:					
Basic	$ 0.73	$ 1.25	$ 0.36	$ (0.21)	$ (1.36)
Diluted	$ 0.71	$ 1.22	$ 0.35	$ (0.21)	$ (1.36)

	As of June 30,				
	2011	2010	2009	2008	2007
Balance Sheet Data:					
Working capital	$203,978	$111,249	$ 80,716	$ 6,085	$140,680
Total assets	$355,562	$224,338	$219,372	$338,550	$360,265
Long-term obligations	$ 17,920	$ 10,621	$ 8,946	$ 12,280	$138,537
Total shareholders' equity	$301,436	$179,112	$145,037	$146,512	$168,657

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

From time to time, information provided, statements made by our employees or information included in our filings with the Securities and Exchange Commission may contain statements that are not historical facts but that are "forward-looking statements," which involve risks and uncertainties. The words "may," "will," "would," "should," "could," "plan," "expect," "anticipate," "continue," "estimate," "project," "intend," "likely," "probable," and similar expressions are intended to identify forward-looking statements regarding events, conditions and financials trends that may affect our future plans of operations, business strategy, results of operations and financial position. These forward-looking statements, which include those related to our strategic plans, business outlook, and future business and financial performance, involve risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. Such risks and uncertainties include, but are not limited to, general economic and business conditions, including unforeseen economic weakness in our markets, effects of continued geo-political unrest and regional conflicts, competition, changes in technology and methods of marketing, delays in completing various engineering and manufacturing programs, changes in customer order patterns, changes in product mix, continued success in technological advances and delivering technological innovations, continued funding of defense programs and the timing of such funding, changes in the U.S. Government's interpretation of federal procurement rules and regulations, market acceptance of our products, shortages in components, production delays due to performance quality issues with outsourced components, inability to fully realize the expected benefits from acquisitions or divestitures or delays in realizing such benefits, challenges in integrating acquired businesses and achieving anticipated synergies, changes to export regulations, increases in tax rates, changes to generally accepted accounting principles, difficulties in retaining key employees and customers, unanticipated costs under fixed-price service and system integration engagements, and various other factors beyond our control. These risks and uncertainties also include such additional risk factors as set forth under Part I-Item 1A (Risk Factors) in this Annual Report on Form 10-K. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

OVERVIEW

We design, manufacture and market commercially-developed, high-performance embedded, real-time digital signal and image processing sub-systems and software for specialized defense and commercial computing markets. Our solutions play a critical role in a wide range of applications, transforming sensor data to information for analysis and interpretation. In military reconnaissance and surveillance platforms, our sub-systems process real-time radar, video, sonar and signals intelligence data. We provide microwave products for enhanced communications capabilities in military and commercial applications. Additionally, we entered the prime defense contracting market space in fiscal 2008 through the creation of our wholly-owned subsidiary, Mercury Federal Systems, Inc., to focus on reaching the federal intelligence and homeland security agencies.

Our products and solutions address mission-critical requirements within the defense industry for C4ISR (command, control, communications, computers, intelligence, surveillance and reconnaissance) and electronic warfare, or EW, systems and services, and target several markets including maritime defense, airborne reconnaissance, ballistic missile defense, ground mobile and force protection systems and tactical communications and network systems. Our products or solutions have been deployed in approximately 300 different programs with over 25 different prime defense contractors.

Our revenue, income from continuing operations and adjusted EBITDA for fiscal 2011 were $228.7 million, $18.5 million and $40.9 million, respectively. Our revenue, income from continuing operations and adjusted EBITDA for fiscal 2010 were $199.8 million, $28.1 million and $29.9 million, respectively. Our revenue, income from continuing operations and adjusted EBITDA for fiscal 2009 were $188.9 million, $7.9 million and $22.9 million, respectively. See page 27 of this annual report for a reconciliation of our adjusted EBITDA to income from continuing operations.

Our operations are organized in the following two business units:

Advanced Computing Solutions, or ACS. This business unit is focused on specialized, high performance signal end-to-end processing solutions that encompass signal acquisition including microwave front-end, digitalization, computing, storage and communications, targeted to key market segments, including defense, communications and other commercial application. ACS's open system architecture solutions span the full range of embedded technologies from board level products to fully integrated sub-systems. Our products utilize leading-edge processor technologies architected to address highly data-intensive applications that include signal, sensor and image processing within environmentally constrained military and commercial applications. In addition, ACS now has a portfolio of Microwave sub-assemblies to address needs in EW, SIGINT, ELINT and high bandwidth communications subsystems.

These products are highly optimized for size, weight and power, as well as for the performance and ruggedization requirements of our customers. Customized design and sub-systems integration services extend our capabilities to tailor solutions to meet the specialized requirements of our customers. In fiscal 2011, ACS accounted for 95% of our total net revenues.

Mercury Federal Systems, or MFS. This business unit is focused on services and support work with the Department of Defense, or the DoD, and federal intelligence and homeland security agencies, including designing and engineering new intelligence, surveillance and reconnaissance, or ISR, capabilities to address present and emerging threats to U.S. forces. MFS is part of our long-term strategy to expand our software and services presence and pursue growth in platform-ready ISR sub-systems, particularly those with classified intellectual property. MFS offers a wide range of engineering architecture and design services that enable clients to deploy leading edge computing capabilities for ISR systems on an accelerated time cycle. This business unit enables us to combine classified intellectual property with the commercially developed application-ready sub-systems being developed by ACS, providing customers with platform-ready, affordable ISR sub-systems. In fiscal 2011, MFS accounted for 5% of our total net revenues.

Since we are an OEM supplier to our commercial markets and conduct business with our defense customers via commercial items, requests by customers are a primary driver of revenue fluctuations from quarter to quarter. Customers specify delivery date requirements that coincide with their need for our products. Because these customers may use our products in connection with a variety of defense programs or other projects of different sizes and durations, a customer's orders for one quarter generally do not indicate a trend for future orders by that customer. Additionally, order patterns do not necessarily correlate amongst customers and, therefore, we generally cannot identify sequential quarterly trends, even within our business units.

NON-GAAP FINANCIAL MEASURES

In our periodic communications, we discuss two important measures that are not calculated according to U.S. generally accepted accounting principles ("GAAP"), adjusted EBITDA and free cash flow. Adjusted EBITDA is defined as earnings from continuing operations before interest income and expense, income taxes, depreciation, amortization of acquired intangible assets, restructuring, impairment of long-lived assets, acquisition costs and other related expenses, fair value adjustments from purchase accounting and stock-based compensation costs. We use adjusted EBITDA as an important indicator of the operating performance of our business. We use adjusted EBITDA in internal forecasts and models when establishing internal operating budgets, supplementing the financial results and forecasts reported to our board of directors, determining a component of bonus compensation for executive officers and other key employees based on operating performance and evaluating short-term and long-term operating trends in our operations. We believe the adjusted EBITDA financial measure assists in providing a more complete understanding of our underlying operational measures to manage our business, to evaluate our performance compared to prior periods and the marketplace, and to establish operational goals. We believe that these non-GAAP financial adjustments are useful to investors because they allow investors to evaluate the effectiveness of the methodology and information used by management in our financial and operational decision-making.

Adjusted EBITDA is a non-GAAP financial measure and should not be considered in isolation or as a substitute for financial information provided in accordance with GAAP. This non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies. We expect to continue to incur expenses similar to the adjusted EBITDA financial adjustments described above, and investors should not infer from our presentation of this non-GAAP financial measure that these costs are unusual, infrequent or non-recurring.

The following tables reconcile our adjusted EBITDA to the most directly comparable GAAP financial measure:

(In thousands)	Year Ended June 30,		
	2011	2010	2009
Net income (loss)	$18,442	$28,358	$ (1,262)
(Loss) income from discontinued operations, net of income taxes	(52)	215	(20,328)
(Loss) gain on sale of discontinued operations, net of income taxes	(13)	74	11,157
Income from continuing operations	18,507	28,069	7,909
Interest expense (income), net	45	(151)	492
Income tax expense (benefit)	8,060	(9,377)	109
Depreciation	6,364	5,147	5,640
Amortization of acquired intangible assets	1,984	1,710	2,414
Restructuring	—	231	1,712
Impairment of long-lived assets	150	211	—
Acquisition costs and other related expenses	412	—	—
Fair value adjustments from purchase accounting	(219)	—	—
Stock-based compensation cost	5,580	4,016	4,582
Adjusted EBITDA	$40,883	$29,856	$ 22,858

Free cash flow, a non-GAAP measure for reporting cash flow, is defined as cash provided by operating activities less capital expenditures for property and equipment, which includes capitalized software development costs. We believe free cash flow provides investors with an important perspective on cash available for investments and acquisitions after making capital investments required to support ongoing business operations and long-term value creation. We believe that trends in our free cash flow are valuable indicators of our operating performance and liquidity.

Free cash flow is a non-GAAP financial measure and should not be considered in isolation or as a substitute for financial information provided in accordance with GAAP. This non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies. We expect to continue to incur expenditures similar to the free cash flow adjustment described above, and investors should not infer from our presentation of this non-GAAP financial measure that these expenditures reflect all of the our obligations which require cash.

The following table reconciles our most directly comparable GAAP financial measure to free cash flow:

(In thousands)	Year Ended June 30, 2011	2010	2009
Cash provided by operating activities	$31,474	$15,708	$11,199
Purchases of property and equipment	(8,825)	(7,334)	(4,126)
Free cash flow	$22,649	$ 8,374	$ 7,073

BUSINESS DEVELOPMENTS:

FISCAL 2011

On January 12, 2011, we acquired the outstanding equity interests in LNX Corporation. The purchase price for the acquisition was approximately $31.0 million, subject to post-closing adjustments. We funded the purchase price with cash on hand and assumed no debt. In addition to the $31.0 million cash purchase price, we also committed to pay up to $5.0 million upon the achievement of financial targets in calendar years 2011 and 2012 (see Note C to the consolidated financial statements).

On February 16, 2011, we completed a follow-on public stock offering of 5,577,500 shares of common stock, which were sold at a price to the public of $17.75. The follow-on public stock offering resulted in $93.6 million of net proceeds to us. The underwriting discount of $5.0 million and other expenses of $0.4 million related to the follow-on public stock offering were recorded as an offset to additional paid-in-capital (see Note N to the consolidated financial statements).

FISCAL 2010

On June 28, 2010, we repaid the remaining $11.3 million principal balance on our line of credit with UBS. As of June 30, 2010, there were no borrowings against this line of credit.

On July 1, 2009, we had $50.1 million par value of auction rate securities ("ARS"). During fiscal 2010, UBS called $32.1 million of our ARS at par, reducing our balance on June 30, 2010 to $18.0 million. On June 30, 2010, we exercised our right to sell the remaining $18.0 million ARS balance to UBS at par value. The transaction settled on July 1, 2010 when we received $18.0 million in cash.

FISCAL 2009

In September 2008, we completed an asset sale of our former Biotech business for a $0.1 million cash payment, which was received in the second quarter of fiscal 2009, and $0.3 million of preferred shares in the acquiring entity. The Biotech business was previously reported in the results of the MFS operating segment. The accounting for this sale and Biotech's operating results were included in discontinued operations in fiscal 2009, and prior period results have been reclassified to reflect the discontinuation and sale (see Note Q to the consolidated financial statements).

In January 2009, we completed the sale of our former Visage Imaging ("VI") operating segment for gross consideration of $3.0 million in cash. Of the proceeds, a total of $1.1 million was held back for general indemnification purposes and employee termination payments to be incurred by the buyer. The sale resulted in a gain of $4.2 million on disposal of the discontinued operation. The gain was primarily comprised of cash proceeds of $1.0 million, net of transaction costs, and recognition of a foreign currency translation gain of $3.9 million associated with the VI business, offset by net assets of the business of $0.8 million. The accounting for this sale and the VI operating segment's operating results were included in discontinued operations in fiscal 2009, and prior period results have been reclassified to reflect the discontinuation and sale (see Note Q to the consolidated financial statements).

In February 2009, we repurchased $119.7 million (face value) aggregate principal amount of our 2% Convertible Senior Notes (the "Notes") due in 2024 from the holder of such Notes. We repurchased the Notes for aggregate consideration equal to the principal amount of the Notes plus accrued interest. We paid the consideration for the Notes from a combination of cash on hand and the proceeds from the sale of certain U.S. Treasury securities held by us. We originally sold $125.0 million aggregate principal amount of the Notes in April 2004 (see Note L to the consolidated financial statements). In May 2009, we repurchased the remaining aggregate principal amount outstanding of $5.3 million (face value) of our Notes from the holders of such Notes.

In June 2009, we closed on the sale of our former Visualization Sciences Group ("VSG") operating segment for gross consideration of $12.0 million in cash. The sale resulted in a gain of $6.4 million on disposal of the discontinued operation. The gain was primarily comprised of cash proceeds of $8.2 million, net of transaction costs, and recognition of a cumulative foreign currency translation gain of $1.6 million, offset by net assets of the business of approximately $3.4 million. The accounting for this sale and the VSG operating segment's operating results were included in discontinued operations in fiscal 2009, and prior period results have been reclassified to reflect the discontinuation (see Note Q to the consolidated financial statements).

RESULTS OF OPERATIONS:

FISCAL 2011 VS. FISCAL 2010

The following tables set forth, for the periods indicated, financial data from the consolidated statement of operations:

(In thousands)	Fiscal 2011	As a % of Total Net Revenue	Fiscal 2010	As a % of Total Net Revenue
Net revenues	$228,710	100.0%	$199,830	100.0%
Cost of revenues	98,811	43.2	87,298	43.7
Gross margin	129,899	56.8	112,532	56.3
Operating expenses:				
Selling, general and administrative	57,868	25.3	51,519	25.7
Research and development	44,500	19.4	41,548	20.8
Amortization of acquired intangible assets	1,984	0.9	1,710	0.9
Impairment of long-lived assets	150	0.1	211	0.1
Restructuring	—	—	231	0.1
Acquisition costs and other related expenses	412	0.2	—	—
Total operating expenses	104,914	45.9	95,219	47.6
Income from operations	24,985	10.9	17,313	8.7
Other income, net	1,582	0.7	1,379	0.7
Income from continuing operations before income taxes	26,567	11.6	18,692	9.4
Income taxes (benefit)	8,060	3.5	(9,377)	(4.7)
Income from continuing operations	18,507	8.1	28,069	14.1
(Loss) income from discontinued operations, net of income taxes	(52)	—	215	0.1
(Loss) gain on sale of discontinued operations, net of income taxes	(13)	—	74	—
Net income	$ 18,442	8.1%	$ 28,358	14.2%

REVENUES

(In thousands)	Fiscal 2011	As a % of Total Net Revenue	Fiscal 2010	As a % of Total Net Revenue	$ Change	% Change
ACS	$217,423	95%	$188,967	95%	$28,456	15%
MFS	11,415	5%	10,735	5%	680	6%
Other	(128)	—	128	—	(256)	(200%)
Total revenues	$228,710	100%	$199,830	100%	$28,880	14%

Total revenues increased $28.9 million, or 14%, to $228.7 million during fiscal 2011. International revenues represented approximately 4% and 10% of total revenues during fiscal years 2011 and 2010, respectively. The decrease in international revenues during fiscal 2011 was primarily driven by both the sales to a commercial customer in the European region during the 2010 period whose sales were serviced by the U.K. operations during the 2010 period versus our U.S. operations during the 2011 period, and reduced sales to a commercial customer in the Asia Pacific region during 2011.

ACS revenues increased $28.5 million, or 15%, during fiscal 2011 compared to fiscal 2010. Revenue from sales to defense customers increased $21.1 million, from $146.6 million in fiscal 2010 to $167.7 million in fiscal 2011. This growth was mostly driven by an increase in the radar market, slightly offset by a decline in SSI revenues from $24.4 million to $12.9 million due to the emerging nature of this business which is subject to irregular patterns period to period. Revenue from sales to commercial customers increased $7.2 million, from $42.4 million in fiscal 2010 to $49.6 million in fiscal 2011. This growth was mostly driven by an increase in the semiconductor market driven by end of life buys, slightly offset by a decrease in sales in the commercial communications market. We expect our commercial business to decline significantly in fiscal 2012, after our systems were designed out of two key semiconductor customers' products.

MFS revenues increased $0.7 million, or 6%, during fiscal 2011 as compared to fiscal 2010. This increase in revenue was primarily driven by an increase of $0.9 million in revenue relating to a persistent ISR development program. This increase was slightly offset by the year over year completion of other development programs.

Net Other revenues decreased $0.3 million during fiscal 2011 as compared to fiscal 2010. Net Other revenue is attributable to development programs where the revenue is recognized in both segments under contract accounting, and reflects the reconciliation to our consolidated results.

GROSS MARGIN

Gross margin was 56.8% for fiscal 2011, an increase of 50 basis points from the 56.3% gross margin achieved in fiscal 2010. The increase in gross margin was primarily due to a favorable shift in product mix from lower margin professional service revenues to higher margin product sales. These higher margins were partially offset by increases in manufacturing variances, scrap, and inventory provisions.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses increased 12.4%, or $6.4 million, to $57.9 million during fiscal 2011 compared to $51.5 million during fiscal 2010. The increase was primarily due to a $5.8 million increase in employee compensation expense driven by a 54 person increase in headcount, primarily related to the LNX acquisition, company-wide pay increases, and variable compensation increases, including a $1.5 million increase in stock-based compensation. Additionally, there was a $0.7 million increase in business meeting and travel expenses and a $0.5 million increase in depreciation expense. These increases were partially offset by a $1.0 million decrease in IT support expense. Selling, general and administrative expenses decreased as a percentage of revenues to 25.3% during fiscal 2011 from 25.7% during fiscal 2010. We continue to see improved operating leverage by maintaining our selling, general and administrative expenses growth below our revenue growth rate as our business scales.

RESEARCH AND DEVELOPMENT

Research and development expenses increased 7%, or $3.0 million, to $44.5 million during fiscal 2011 compared to $41.5 million for fiscal 2010. The increase was primarily due to a $3.0 million increase in employee compensation expense driven by company-wide pay increases and higher bonuses. Additionally, a $0.7 million increase was due to a reduction in time spent by our engineers on billable projects and $0.9 million increases in IT and facility expense allocations. These increases were primarily offset by fewer purchases of prototype materials of $1.7 million to support long-term construction contracts nearing the end of their development stage. Research and development continues to be a focus of our business with approximately 19.4% of our revenues dedicated to research and development activities during fiscal 2011 and approximately 20.8% of our revenues dedicated to such activities during fiscal 2010. We continue to focus on improving the leverage of our research and development investments.

AMORTIZATION OF ACQUIRED INTANGIBLE ASSETS

Amortization of acquired intangible assets increased 18% or $0.3 million to $2.0 million during fiscal 2011 compared to $1.7 million for fiscal 2010, primarily due to amortization of intangible assets from the LNX acquisition completed during the third quarter of fiscal 2011.

IMPAIRMENT OF LONG-LIVED ASSETS

We recorded $0.2 million in impairment charges during fiscal 2011 compared to $0.2 million in impairment charges recorded in fiscal 2010. The fiscal 2011 charge and $0.1 million of the fiscal 2010 charge represent the impairment of the fair value of the shares we received as compensation in the sale of our former Biotech business. The additional fiscal 2010 charge of $0.1 million was the result of impairment of the remaining value of a terminated license agreement. There were no impairment charges for goodwill in either fiscal 2011 or 2010.

RESTRUCTURING EXPENSE

There was no restructuring expense recorded in fiscal 2011 as compared to $0.2 million in fiscal 2010. Restructuring activities during fiscal 2010 were primarily due to the elimination of four positions under our restructuring plan within the ACS business unit which was enacted in July 2009, following the completion of the divestitures of our non-core businesses as part of the refocusing of our business operations.

ACQUISITION COSTS AND OTHER RELATED EXPENSES

We incurred $0.4 million of acquisition costs and other related expenses during fiscal 2011, which consist of transaction costs incurred in connection with the acquisition of LNX Corporation, which was concluded on January 12, 2011.

INTEREST INCOME

Interest income for fiscal 2011 decreased by $0.5 million to nil compared to fiscal 2010. Our marketable securities held during fiscal 2010 yielded higher interest rates than the money market funds and short-term government securities in which our cash was primarily invested during fiscal 2011. We held no marketable securities during fiscal 2011.

INTEREST EXPENSE

Interest expense for fiscal 2011 decreased by $0.3 million to $0.1 million compared to the same period in fiscal 2010. The decrease was the result of the repayment of our borrowings against our ARS at the end of fiscal 2010. We did not have any debt during fiscal 2011, other than capital lease obligations.

OTHER INCOME, NET

Other income, net for fiscal 2011 increased by $0.4 million to $1.6 million compared to $1.2 million in fiscal 2010. Other income, net primarily consists of $1.2 million in amortization of the gain on the sale leaseback of our corporate headquarters located in Chelmsford, Massachusetts and foreign currency exchange gains and losses. The $0.4 million increase is primarily associated with a $0.4 million foreign currency exchange gain during fiscal 2011 as compared to a $0.2 million foreign currency exchange loss for fiscal 2010. The foreign currency exchange gain was largely driven by strengthening of the British pound and the Japanese yen against the U.S. dollar.

INCOME TAXES (BENEFIT)

We recorded a provision for income taxes of $8.1 million in fiscal 2011 reflecting a 30.3% effective tax rate, as compared to a (50.2)% effective tax rate for fiscal 2010. Our provision for income taxes for fiscal year 2011 differed from the federal statutory tax rate of 35% primarily due to the impact of research and development tax credits, the impact of a domestic manufacturing deduction, and favorable discrete items. Our provision for income taxes for fiscal year 2010 differed from the federal statutory rate primarily due to the release of a portion of our valuation allowance on U.S. deferred tax assets, and several favorable discrete items which included a benefit from our 2009 tax return filing concerning our ability to utilize certain net operating losses, a decrease in our valuation allowance for uncertain tax positions and a decrease due to the favorable settlement of issues regarding our 2006 through 2008 tax return filings.

DISCONTINUED OPERATIONS

In accordance with FASB ASC 360, VSG, VI and Biotech have been reflected as discontinued operations for all periods presented in our consolidated financial statements, except the consolidated statements of cash flows. Accordingly, the revenue, costs, expenses, assets and liabilities of VSG, VI and Biotech have been reported separately in the consolidated statements of operations for all periods presented. The results of discontinued operations do not reflect any interest expense or any allocation of corporate general and administrative expense.

We incurred a loss from discontinued operations of $0.1 million during fiscal 2011 compared to income from discontinued operations of $0.2 million in fiscal 2010.

SEGMENT OPERATING RESULTS

Operating profit for ACS increased $10.0 million to $32.0 million during fiscal 2011, as compared to $22.0 million during fiscal 2010. The increase in operating profit was primarily driven by increased revenues of $28.5 million, which drove an improvement in gross margin. This improvement was partially offset by increases in operating expenses necessary to grow the business. However, operating expenses declined as a percent of revenue as we continued to improve our operating leverage.

Losses from the operations of the MFS segment increased by $0.3 million during fiscal 2011 to an operating loss of $1.0 million, as compared to an operating loss of $0.7 million in fiscal 2010. The increase was primarily driven by increased operating expenses relating to additional headcount, partially offset by a $0.9 million increase in revenues from a persistent ISR development program.

See Note P to our consolidated financial statements for more information regarding our operating segments.

Fiscal 2010 Vs. Fiscal 2009

The following tables set forth, for the periods indicated, financial data from the consolidated statement of operations:

(In thousands)	Fiscal 2010	As a % of Total Net Revenue	Fiscal 2009	As a % of Total Net Revenue
Net revenues	$199,830	100.0%	$188,939	100.0%
Cost of revenues	87,298	43.7	83,509	44.2
Gross margin	112,532	56.3	105,430	55.8
Operating expenses:				
Selling, general and administrative	51,519	25.7	51,185	27.1
Research and development	41,548	20.8	42,372	22.4
Amortization of acquired intangible assets	1,710	0.9	2,414	1.3
Impairment of long-lived assets	211	0.1	—	0.0
Restructuring	231	0.1	1,712	0.9
Acquisition costs and other related expenses	—	0.0	—	0.0
Total operating expenses	95,219	47.6	97,683	51.7
Income from operations	17,313	8.7	7,747	4.1
Other income, net	1,379	0.7	271	0.1
Income from continuing operations before income taxes	18,692	9.4	8,018	4.2
Income tax (benefit) expense	(9,377)	(4.7)	109	0.0
Income from continuing operations	28,069	14.1	7,909	4.2
Income (loss) from discontinued operations, net of income taxes	215	0.1	(20,328)	(10.8)
Gain on sale of discontinued operations, net of income taxes	74	0.0	11,157	5.9
Net income (loss)	$ 28,358	14.2%	$ (1,262)	(0.7)%

Revenues

(In thousands)	FISCAL 2010	As a % of Total Net Revenue	FISCAL 2009	As a % of Total Net Revenue	$ Change	% Change
ACS	$188,967	95%	$183,393	97%	$ 5,574	3%
MFS	10,735	5%	5,546	3%	5,189	94%
Other	128	—	—	—	128	N/A
Total revenues	$199,830	100%	$188,939	100%	$10,891	6%

Total revenues increased $10.9 million, or 6%, to $199.8 million during fiscal 2010. International revenues represented approximately 10% and 7% of total revenues during fiscal years 2010 and 2009, respectively.

ACS revenues increased $5.6 million, or 3%, during fiscal 2010 compared to fiscal 2009. Revenue from sales to defense customers increased $7.3 million, from $139.3 million in fiscal 2009 to $146.6 million in fiscal 2010. This growth was driven by our participation in several radar programs. Revenue from sales to commercial customers decreased $1.7 million, from $44.1 million in fiscal 2009 to $42.4 million in fiscal 2010. This decrease was driven by expected declines in sales of legacy product to medical equipment customers, partially offset by increases in sales to commercial communications and semiconductor inspection equipment customers.

MFS revenues increased $5.2 million, or 94%, during fiscal 2010 as compared to fiscal 2009. This increase in revenue was primarily driven by an increase of $5.5 million in revenue relating to an ISR QRC development program. This increase was slightly offset by the year over year completion of other development programs.

Net Other revenues increased $0.1 million to $0.1 million during fiscal 2010 as compared to nil during fiscal 2009. Net Other revenue is attributable to development programs where the revenue recognized in our two business segments under contract accounting is either greater or less than revenue recognized on a consolidated basis.

Gross Margin

Gross margin was 56.3% for fiscal 2010, an increase of 50 basis points from the 55.8% gross margin achieved in fiscal 2009. The increase in gross margin was primarily due to a $5.8 million decrease in provisions for obsolete inventory, a $1.5 million decrease in warranty expense and a $0.8 million decrease in scrap expenditures, as compared to fiscal 2009. This increase was partially offset by a decrease in direct margin due to an unfavorable shift in product and business mix. Significant reserves for inventory obsolescence were booked in fiscal 2009 largely due to lower demand in our commercial markets.

Selling, General and Administrative

Selling, general and administrative expenses increased 0.7% or $0.3 million to $51.5 million during fiscal 2010 compared to $51.2 million during fiscal 2009. The increase was primarily due to a $1.1 million increase in salary and fringe expense primarily attributed to an increase in severance expense for terminated employees and a $0.2 million increase in recruiting costs associated with filling key executive positions. These increases were partially offset by decreases of $0.8 million in legal fees and $0.4 million in sales commissions paid due to lower bookings. Even with an increase in overall selling, general and administrative expenses in fiscal 2010, these expenses represented approximately 25.7% of our revenues during fiscal 2010, down from 27.1% in fiscal 2009 due to our continued focus on improving the underlying leverage of the business.

Research and Development

Research and development expenses decreased 2% or $0.9 million to $41.5 million during fiscal 2010 compared to $42.4 million for fiscal 2009. The decrease was primarily the result of a $3.8 million increase in the time spent by our engineers on billable projects, a $0.5 million decrease in stock-based compensation expense due to the difference in the values of awards that were fully vested in fiscal 2010 and the values of new grants, and a $0.3 million decrease in depreciation expense due to assets becoming fully depreciated. The decrease in research and development expenses was partially offset by a $2.1 million increase in salary expense due to an increase in headcount, a $0.8 million increase in prototype material spending, and a $0.4 million increase in equipment and supply costs. Research and development continues to be a focus of our business with approximately 20.8% of our revenues dedicated to research and development activities during fiscal 2010 and approximately 22.4% of our revenues dedicated to such activities during fiscal 2009. We continue to focus on improving the leverage of our research and development investments in order to realize a more near-term return.

Amortization of Acquired Intangible Assets

Amortization of acquired intangible assets decreased 29% or $0.7 million to $1.7 million during fiscal 2010 compared to $2.4 million for fiscal 2009. The decrease was attributable to assets becoming fully amortized during fiscal 2010 and a fiscal 2010 impairment of a terminated license agreement.

IMPAIRMENT OF GOODWILL AND LONG-LIVED ASSETS

We recorded $0.2 million in impairment charges in fiscal 2010 compared to no impairment charges recorded in fiscal 2009. These fiscal 2010 charges were the result of the $0.1 million impairment of the remaining value of a terminated license agreement and $0.1 million for the impairment of the fair value of the shares we received as compensation in the sale of our former Biotech business.

Following the VI and VSG divestitures, ACS is the only reporting unit containing goodwill, and in June 2010, we performed our annual goodwill impairment test in accordance with FASB ASC 350. This evaluation was performed consistent with prior years and relied on a discounted cash flow analysis, which was corroborated by two market-based analyses: one evaluated guideline companies and another that reviewed comparable transactions. For each analysis performed, the fair value of the ACS reporting unit was deemed to be in excess of the book value. As such, no impairment charge was recorded. There were no impairment charges in fiscal 2009.

RESTRUCTURING EXPENSE

Restructuring expense for fiscal 2010 decreased $1.5 million to $0.2 million as compared to $1.7 million in fiscal 2009. This decrease reflects no additional substantial activities and was primarily due to improved operating results in fiscal 2010 and an improved outlook for fiscal 2011 and beyond. As a result of the restructuring actions taken in fiscal 2010, we eliminated four positions, while we eliminated approximately 35 positions in fiscal 2009.

INTEREST INCOME

Interest income for fiscal 2010 decreased by $1.6 million to $0.5 million compared to $2.1 million in fiscal 2009. The decrease was primarily attributable to decreased rates of return on our marketable securities, as well as a decrease in the amount of cash invested in marketable securities as a result of the redemption of our ARS throughout fiscal 2010. Seventy-five percent of each ARS redemption was required to be applied against our outstanding line of credit balance with UBS.

INTEREST EXPENSE

Interest expense for fiscal 2010 decreased by $2.2 million to $0.4 million compared to $2.6 million in fiscal 2009. The decrease was primarily due to lower interest incurred as a result of the redemption of our ARS throughout fiscal 2010.

OTHER INCOME, NET

Other income, net for fiscal 2010 increased by $0.4 million to $1.2 million compared to $0.8 million in fiscal 2009. The increase was primarily due to an expense associated with our deferred compensation plan that was closed in fiscal 2009 that did not recur in fiscal 2010, offset by an increase in foreign exchange losses.

INCOME TAXES (BENEFIT)

Our income tax benefit of $9.4 million in fiscal 2010 is primarily related to the release a portion of our valuation allowance on our U.S. deferred tax assets. Our effective income tax rate for fiscal 2010 was (50.2)% as a result of releasing a portion of our valuation allowance on our U.S. deferred tax assets. The changes in the valuation allowance resulted in a benefit of $14.8 million. Excluding the impact of changes in the valuation allowance, our income tax provision for fiscal 2010 was an expense of $5.4 million compared to an expense of $0.1 million for fiscal 2009.

Deferred tax assets are to be reduced by a valuation allowance if, based on the weight of available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At June 30, 2009, our U.S. deferred tax assets had a full valuation allowance of $22.4 million. Based upon our operating results for the years immediately preceding and through June 30, 2010, as well as an assessment of our expected future results of operations in the U.S., at June 30, 2010, we determined that it had become more likely than not that we would realize a substantial portion of our deferred tax assets in the U.S. As a result, at June 30, 2010, we released $7.4 million of valuation allowances on our U.S. deferred tax assets.

Discontinued Operations

In June 2009, we closed on the sale of our former VSG operating segment for gross consideration of $12.0 million in cash. The sale resulted in a gain of $6.4 million on disposal of the discontinued operation. The gain was primarily comprised of cash proceeds of $8.2 million net of transaction costs, and recognition of a cumulative foreign currency translation gain of $1.6 million, offset by net assets of approximately $3.4 million. There were no material adjustments to the gain on disposal during fiscal 2010.

In January 2009, we completed the sale of our former VI operating segment for gross consideration of $3.0 million in cash. Of the proceeds, a total of $1.1 million was held back for general indemnification purposes and employee termination payments incurred by the buyer. Of the total held back, $0.3 million was used for termination payments, $0.4 million was used for general indemnification purposes and $0.3 million was remitted back to us. The sale resulted in a gain of $4.2 million on disposal of the discontinued operation. The gain was primarily comprised of expected cash proceeds, net of transaction costs, of $1.0 million and the recognition of a cumulative foreign currency translation gain of $3.9 million, offset by net assets of the business of approximately $0.8 million. There were no material adjustments to the gain on disposal during fiscal 2010. In December 2008, we were required to perform an interim impairment test of goodwill and long-lived assets as a result of a triggering event: our perceived decline in the market value for the VI business. Based on this interim evaluation, the carrying amount of goodwill in the VI operating segment exceeded the implied fair value, resulting in a goodwill impairment charge of $13.0 million. In December 2008, we also recorded an impairment of the customer relationships intangible asset within the VI operating segment of $1.5 million.

In September 2008, we completed an asset sale of our former Biotech business for a $0.1 million cash payment, which was received in the second quarter of fiscal 2009, and $0.3 million of preferred shares in the acquiring entity. The Biotech business was previously reported in the results of the MFS operating segment. The sale resulted in a gain of $0.3 million on disposal of the discontinued operation.

In accordance with FASB ASC 360, VSG, VI and Biotech have been reflected as discontinued operations for all periods presented in our consolidated financial statements, except the consolidated statements of cash flows. Accordingly, the revenue, costs, expenses, assets and liabilities of VSG, VI and Biotech have been reported separately in the consolidated statements of operations and consolidated balance sheets for all periods presented. The results of discontinued operations do not reflect any interest expense or any allocation of corporate general and administrative expense.

We had income from discontinued operations of $0.2 million during fiscal 2010 compared to a loss from discontinued operations of $20.3 million in fiscal 2009.

Segment Operating Results

Operating profit for ACS increased $8.6 million to $22.0 million during fiscal 2010, as compared to fiscal 2009. The increase in operating profit was driven by the $5.5 million increase year over year in revenues. In addition, gross margin improved 70 basis points as a result of lower manufacturing costs. Amortization costs decreased $0.7 million and restructuring costs decreased $1.5 million in fiscal 2010, partially offset by higher investments in sales and marketing.

Losses from the operations of the MFS segment decreased by $0.2 million during fiscal 2010 to an operating loss of $0.7 million, as compared to an operating loss of $0.9 million in fiscal 2009. The improvement in operating results was largely due to increased revenue relating to an ISR development program. This was offset by increased operating expenses relating to additional headcount.

See Note P to our consolidated financial statements for more information regarding our operating segments.

LIQUIDITY AND CAPITAL RESOURCES

During fiscal 2011, our primary source of liquidity came from existing cash, $93.6 million of net proceeds received from a follow-on public stock offering, and cash generated from operations. Our near-term fixed commitments for cash expenditures consist primarily of payments under operating leases, a supply agreement and inventory purchase commitments with our contract manufacturers. We do not currently have any material commitments for capital expenditures.

Follow-On Public Stock Offering

On February 16, 2011, we completed a follow-on public stock offering of 5,577,500 shares of common stock, which were sold at a price to the public of $17.75. The follow-on public stock offering resulted in $93.6 million of net proceeds to us. The underwriting discount of $5.0 million and other expenses of $0.4 million related to the follow-on public stock offering were recorded as an offset to additional paid-in-capital.

The February 2011 follow-on public stock offering generated gross proceeds (i.e., proceeds before underwriting fees) of $99 million out of the $100 million available under our existing shelf registration statement, effectively exhausting our shelf registration statement.

Senior Secured Credit Facility

Original Loan Agreement

On February 12, 2010, we entered into a loan and security agreement (the "Loan Agreement") with Silicon Valley Bank (the "Lender"). The Loan Agreement provided for a $15.0 million revolving line of credit (the "Revolver") and a $20.0 million acquisition line (the "Term Loan"). The Revolver was available for borrowing during a two-year period, with interest payable monthly and the principal due at the February 11, 2012 maturity of the Revolver. The Term Loan was available for up to three separate borrowings, with total borrowings not to exceed $20.0 million, until February 11, 2012. The Term Loan had monthly interest and principal payments through the February 11, 2014 maturity of the Term Loan.

The interest rates include various rate options that are available to us. The rates are calculated using a combination of conventional base rate measures plus a margin over those rates. The base rates consist of LIBOR rates and prime rates. The actual rates will depend on the level of these underlying rates plus a margin based on our leverage at the time of borrowing.

Borrowings are secured by a first-priority security interest in all of our domestic assets, including intellectual property, but limited to 65% of the voting stock of foreign subsidiaries. Our MFS subsidiary is a guarantor and has granted a security interest in its assets in favor of the Lender. Following the acquisition of LNX Corporation, LNX also became a guarantor. The Lender may require Mercury Computer Systems Limited, our United Kingdom subsidiary, or Nihon Mercury Computer Systems, K.K., our Japanese subsidiary, to provide guarantees in the future if the cash or assets of such subsidiary exceed specified levels.

The Loan Agreement provided for conventional affirmative and negative covenants, including a minimum quick ratio of 1.5 to 1.0. If we had less than $10.0 million of cash equivalents in accounts with the Lender in excess of our borrowings, we must also satisfy a $15.0 million minimum trailing-four-quarter cash-flow covenant. The minimum cash flow covenant is calculated as our trailing-four quarter adjusted EBITDA as defined in the Loan Agreement. In addition, the Loan Agreement contains certain customary representations and warranties and limits our and our subsidiaries' ability to incur liens, dispose of assets, carry out certain mergers and acquisitions, make investments and capital expenditures and defines events of default and limitations on us and our subsidiaries to incur additional debt.

Amended Loan Agreement

On March 30, 2011, we entered into an amendment to the Loan Agreement (as amended, the "Amended Loan Agreement") with the Lender. We amended the Loan Agreement in order to extend the term during which we may borrow, to make the entire $35 million available for revolving credit, and to obtain more favorable financial covenants and relax mergers and acquisition restrictions. The amendment extended the term of the Revolver for an additional two years, to February 11, 2014, terminated the $20.0 million Term Loan under the original Loan Agreement, and increased the original $15.0 million Revolver to $35.0 million. The amendment also included modifications to the financial covenants as summarized below.

The Amended Loan Agreement provides for conventional affirmative and negative covenants, including a minimum quick ratio of 1.0 to 1.0 and a $15.0 million minimum trailing four quarter cash flow covenant through and including June 30, 2012 (with $17.5 million of minimum cash flow required thereafter).

We have had no borrowings under the credit facility since inception and were in compliance with all covenants in the Amended Loan Agreement as of June 30, 2011.

Shelf Registration Statement

On August 2, 2011, we filed a shelf registration statement on Form S-3 with the SEC. The shelf registration statement, which has been declared effective by the SEC, registered up to $500 million of debt securities, preferred stock, common stock, warrants and units. We intend to use the proceeds from a financing using the shelf registration statement for general corporate purposes, which may include the following:

- the acquisition of other companies or businesses;
- the repayment and refinancing of debt;
- capital expenditures;
- working capital; and
- other purposes as described in the prospectus supplement.

Based on our current plans and business conditions, we believe that existing cash, cash equivalents, available line of credit with Silicon Valley Bank, cash generated from operations, and financing capabilities will be sufficient to satisfy our anticipated cash requirements for at least the next twelve months.

CASH FLOWS

(In thousands) **As of and for the fiscal year ended**	**June 30, 2011**	**June 30, 2010**	**June 30, 2009**
Net cash provided by operating activities	$ 31,474	$ 15,708	$ 11,199
Net cash (used in) provided by investing activities	$ (22,683)	$ 23,615	$ 66,946
Net cash provided by (used in) financing activities	$ 97,800	$(30,594)	$(90,897)
Net increase (decrease) in cash and cash equivalents	$106,634	$ 9,291	$(12,095)
Cash and cash equivalents at end of year	$162,875	$ 56,241	$ 46,950

Our cash and cash equivalents increased by $106.6 million during fiscal 2011 primarily as the result of $31.5 million generated by operating activities, $93.6 million net proceeds received from a follow-on public stock offering, $18.0 million cash proceeds from sale of marketable securities and $4.6 million generated from stock related activities, offset by $29.5 million in payment, net of cash acquired, for the LNX acquisition, $8.8 million in capital expenditures and $2.4 million in payments for acquired intangible assets.

Operating Activities

During fiscal 2011, we generated $31.5 million in cash from operations compared to $15.7 million generated from operations during fiscal 2010. The $15.8 million increase in the amount of cash generated from operations was driven by a $15.5 million improvement in accounts receivable primarily driven by collection of a large receivable shipped at the end of fiscal 2010, an $11.6 million increase in provision for deferred income taxes, a $4.0 million increase in cash generated from prepaid income taxes and income taxes payable, a $3.4 million increase in inventory activities, a $1.6 million increase in stock-based compensation, a $1.5 million increase in depreciation and amortization expense, and a $0.9 million reduction in other non-cash items. These improvements were partially offset by lower comparative net income of $9.9 million, a $4.8 million increase in cash used for accounts payable and accrued expenses, a $4.8 million increase in cash used for deferred revenue, customer advances, and other non-current liabilities, and a $3.2 million increase in cash used for prepaid expenses and other current and non-current assets. Our ability to generate cash from operations in future periods will depend in large part on profitability, the rate of collection of accounts receivable, our inventory turns and our ability to manage other areas of working capital.

During fiscal 2010, we generated $15.7 million in cash from operations compared to $11.2 million generated from operations during fiscal 2009. The $4.5 million increase in the amount of cash generated from operations was largely driven by a $29.6 million improvement in net income, an $18.4 million decrease in cash used for accounts payable and accrued expenses, an $11.1 improvement in losses on the sale of discontinued operations, and a $3.3 million increase in cash from deferred revenues and customer advances. These improvements were partially offset by a $16.5 million decrease in accounts receivable, a $14.3 million decrease in the non cash adjustment from the impairment of goodwill and long-lived assets, an $8.3 million increase in deferred tax assets, an $8.3 million decrease in inventory activities, a $4.5 million reduction in prepaid expenses and other current assets, a $2.5 million reduction to depreciation and amortization expense, and a $2.2 million increase to prepaid income taxes. Our ability to generate cash from operations in future periods will depend in large part on profitability, the rate of collection of accounts receivable, our inventory turns and our ability to manage other areas of working capital.

Investing Activities

During fiscal 2011, we used cash of $22.7 million in investing activities compared to $23.6 million generated from investing activities during fiscal 2010. The $46.3 million increase in cash used by investing activities was primarily driven by a $29.5 million payment, net of cash acquired, for the LNX acquisition, a $14.0 million decrease in net sales of marketable securities, a $2.1 million increase in cash used for purchases of intangible assets and a $1.5 million increase in capital expenditures, offset by a $0.8 million decrease in cash payments related to the sale of discontinued operations.

During fiscal 2010, we generated $23.6 million of cash from investing activities compared with $66.9 million generated from investing activities during fiscal 2009. The $43.3 million decrease in cash generated from investing activities was primarily driven by a $28.5 million decrease in net sales of marketable securities, a $10.8 million decrease in proceeds from the sale of discontinued operations, and a $3.2 million increase in cash used for purchases of capital assets.

Financing Activities

During fiscal 2011, we generated $97.8 million in cash from financing activities compared to $30.6 million used by financing activities during fiscal 2010. The $128.4 million increase in cash generated from financing activities was primarily due to $93.6 million of net proceeds received from a follow-on public stock offering, the absence of $33.3 million in payments under our line of credit with UBS, an increase of $1.7 million of cash generated from stock related activities, and a $0.1 million decrease in payments of deferred financing and offering costs. These increases were slightly offset by $0.3 million of cash used in payments of capital lease obligations and other.

During fiscal 2010, we used $30.6 million of cash in our financing activities compared with $90.9 million used in financing activities during fiscal 2009. The $60.3 million decrease in cash used in financing activities was primarily due a reduction in cash used on the repurchase of $125.0 million (face value) aggregate principal amount of our 2% Notes, offset by cash used to retire our $33.4 million UBS line of credit. We paid the consideration for the UBS line of credit from a combination of cash on hand and the proceeds from the redemption of certain of our ARS by UBS. We originally drew down $33.4 million on the UBS line of credit in fiscal 2009.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The following is a schedule of our commitments and contractual obligations outstanding at June 30, 2011:

(In thousands)	Total	Less Than 1 Year	2-3 Years	4-5 Years	More Than 5 Years
Operating leases	$14,457	$ 3,144	$5,191	$4,408	$1,714
Purchase obligations	15,966	15,966	—	—	—
Supply agreement	1,617	—	1,617	—	—
Capital lease obligations	206	155	51	—	—
Interest due on capital lease obligations	6	5	1	—	—
	$32,252	$19,270	$6,860	$4,408	$1,714

We have a liability at June 30, 2011 of $1.8 million for uncertain tax positions that have been taken or are expected to be taken in various income tax returns. We do not know the ultimate resolutions of these uncertain tax positions and as such, do not know the ultimate timing of payments related to this liability. Accordingly, these amounts are not included in the above table.

Purchase obligations represent open non-cancelable purchase commitments for certain inventory components and services used in normal operations. The purchase commitments covered by these agreements are generally for less than one year and aggregated approximately $16.0 million at June 30, 2011.

In September 2006, we entered into a supply agreement with a third-party vendor to purchase certain inventory parts that went "end of life." This supply agreement, as subsequently amended, commits the vendor to acquiring and storing approximately $6.5 million of inventory until August 31, 2012 and allows us to place orders for the inventory four times a year. Upon the earlier of January 31, 2007 or completion of the wafer fabrication process, we were required to and paid approximately $1.9 million of the $6.5 million. Further, upon expiration of the agreement on August 31, 2012, if we do not purchase the full $6.5 million in inventory, we may be required to pay a penalty equal to 35% of the remaining inventory balance. As of June 30, 2011, the remaining minimum commitment related to this agreement was $1.6 million, which is the 35% "penalty" on the remaining inventory balance. While we expect to continue to purchase this inventory through the expiration of the agreement, we do not expect to purchase the full $6.5 million noted above. As of June 30, 2011, we have recorded an accrued liability of approximately $0.6 million for the 35% penalty we anticipate on paying for unpurchased inventory.

Our standard product sales and license agreements entered into in the ordinary course of business typically contain an indemnification provision pursuant to which we indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party in connection with certain intellectual property infringement claims by any third party with respect to our products. Such provisions generally survive termination or expiration of the agreements. The potential amount of future payments we could be required to make under these indemnification provisions is, in some instances, unlimited.

OFF-BALANCE SHEET ARRANGEMENTS

In connection with the divestitures of our former VI, VSG, Biotech and ES/PS businesses, we provided indemnification to the buyers of the respective businesses. Our indemnification obligations generally cover the buyers for damages resulting from breaches of representations, warranties and covenants contained in the applicable purchase and sale agreement and generally cover pre-closing tax liabilities of the divested businesses. Our indemnification obligations regarding the divested businesses are generally subject to caps on our obligations.

Other than the indemnification relating to the divestitures of our former VI, VSG, Biotech and ES/PS businesses, our lease commitments incurred in the normal course of business and certain other indemnification provisions (see Note M to the consolidated financial statements), we do not have any off-balance sheet financing arrangements or liabilities, guarantee contracts, retained or contingent interests in transferred assets, or any obligation arising out of a material variable interest in an unconsolidated entity. We do not have any majority-owned subsidiaries that are not consolidated in the financial statements. Additionally, we do not have an interest in, or relationships with, any special purpose entities.

RELATED PARTY TRANSACTIONS

In July 2008, we and our former CEO, James Bertelli, entered into an agreement for consulting services through June 30, 2010. The consideration for these services totaled $0.2 million and was paid out over the service period. As of June 30, 2010, we had made payments of $0.2 million for consulting services under this agreement. Additionally, in July 2008, we entered into a five year non-compete agreement with Mr. Bertelli. This agreement, which is carried as an intangible asset on our balance sheet, was valued at $0.5 million and is being amortized over the life of the agreement. As of December 31, 2010, we had made payments of $0.5 million under this non-compete agreement.

During fiscal 2011 and 2010, we did not engage in any related party transactions.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES

We have identified the policies discussed below as critical to understanding our business and our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results.

The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, contingencies, litigation, and the valuation of inventory, long-lived assets, goodwill, share-based compensation and income tax assets. We base our estimates on historical experience and on appropriate and customary assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Changes in our estimates from period to period, such as changes in assumptions underlying our estimates, may have a material impact on our financial condition or results of operations. Similarly, using the ends of the range of reasonably possible amounts that we determined in formulating our estimate, rather than the reported estimate, may have a material impact on our financial condition or results of operations. However, during the past three fiscal years, such changes in our estimates, including those related to accounts receivable and inventory valuation, and to warranty cost accruals, have not had a material impact on our overall financial performance or on any individual line item in our consolidated financial statements, with the exception of the change in estimate related to the valuation allowances on our deferred tax assets and our goodwill impairment analysis. Our valuation allowances on our deferred tax assets had a $14.8 million benefit to our tax provision during fiscal 2010 and a $6 million benefit to our tax provision during fiscal 2009 (see Note R to the consolidated financial statements). Our assumptions related to our goodwill valuation analysis did not result in an impairment in fiscal 2011, and fiscal 2010 and fiscal 2009.

Revenue Recognition

Revenue from system sales is recognized upon shipment provided that title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the related receivable is reasonably assured, and customer acceptance criteria, if any, have been successfully demonstrated.

Certain contracts with customers require us to perform tests of our products prior to shipment to ensure their performance complies with our published product specifications and, on occasion, with additional customer-requested specifications. In these cases, we conduct such tests and, if they are completed successfully, include a written confirmation with each order shipped. As a result, at the time of each product shipment, we believe that no further customer testing requirements exist and that there is no uncertainty of acceptance by our customer.

We enter into multiple-deliverable arrangements that may include a combination of hardware components, related integration or other services. These arrangements generally do not include any performance-, cancellation-, termination- or refund-type provisions. Total revenue recognized under multiple-deliverable revenue arrangements in fiscal 2011 was 50% of total revenues. Approximately 30% to 50% of our multiple-deliverable revenue arrangements ship complete within the same quarter.

Effective July 1, 2009, we adopted the Financial Accounting Standard Boards ("FASB") Accounting Standards Update ("ASU") No. 2009-13 ("FASB ASU 2009-13"), *Multiple-Deliverable Revenue Arrangements*, which amends FASB Accounting Standards Codification ("ASC") Topic 605-25, *Revenue Recognition Multiple-Element Arrangements* ("FASB ASC 605-25"). FASB ASU 2009-13 eliminates the residual method of allocation for multiple-deliverable revenue arrangements and requires that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. FASB ASU 2009-13 also establishes a selling price hierarchy for determining the selling price of a deliverable, which includes: (1) vendor-specific objective evidence ("VSOE") if available; (2) third-party evidence ("TPE") if VSOE is not available; and (3) best estimated selling price ("BESP"), if neither VSOE or TPE is available. Additionally, FASB ASU 2009-13 expands the disclosure requirements related to a vendor's multiple-deliverable revenue arrangements. This guidance is effective for us on July 1, 2010; however, we elected to early adopt, as permitted by the guidance. As such, we have prospectively applied the provisions of FASB ASU 2009-13 to all revenue arrangements entered into or materially modified after July 1, 2009.

Per the provisions of FASB ASU 2009-13, we allocate arrangement consideration to each deliverable in an arrangement based on its relative selling price. We determine selling price using VSOE, if it exists, otherwise TPE. If neither VSOE nor TPE of selling price exists for a unit of accounting, we use BESP. We generally expect that we will not be able to establish TPE due to the nature of the markets in which we compete, and, as such, we typically will determine selling price using VSOE or BESP.

VSOE is generally limited to the price charged when the same or similar product is sold separately or, if applicable, the stated substantive renewal rate in the agreement. If a product or service is seldom sold separately, it is unlikely that we can determine VSOE for the product or service. We define VSOE as a median price of recent standalone transactions that are priced within a narrow range, as defined by us.

TPE is determined based on the prices charged by our competitors for a similar deliverable when sold separately. As noted above, we are not able to use TPE as we are usually unable to obtain sufficient information on competitor pricing to substantiate TPE.

If we are unable to establish selling price using VSOE or TPE, and the order was received or materially modified after our FASB ASU 2009-13 implementation date of July 1, 2009, we will use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact if the product or service were sold by us on a standalone basis.

Our determination of BESP involves the consideration of several factors based on the specific facts and circumstances of each arrangement. Specifically, we consider the cost to produce the deliverable, the anticipated margin on that deliverable, the selling price and profit margin for similar parts, our ongoing pricing strategy and policies (as evident from the price list established and updated by management on a regular basis), the value of any enhancements that have been built into the deliverable and the characteristics of the varying markets in which the deliverable is sold.

Since the adoption of FASB ASU 2009-13 on July 1, 2009, we have primarily used our ongoing pricing strategy and policies to determine BESP. We have corroborated the BESP determined by ongoing pricing strategy and policies with the cost to produce the deliverable, the anticipated margin on the deliverable, the selling price and profit margin for similar parts and the characteristics of the varying markets in which the deliverables are sold. We will determine BESP for deliverables in future agreements based on the specific facts and circumstances of each arrangement.

We plan to analyze the selling prices used in our allocation of arrangement consideration at a minimum on an annual basis. Selling prices will be analyzed on a more frequent basis if a significant change in our business necessitates a more timely analysis or if we experience significant variances in our selling prices.

Each deliverable within our multiple-deliverable revenue arrangements is accounted for as a separate unit of accounting under the guidance of FASB ASU 2009-13 if both of the following criteria are met: the delivered item or items have value to the customer on a standalone basis; and for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control. We consider a deliverable to have standalone value if the item is sold separately by us or another vendor or if the item could be resold by the customer. Further, our revenue arrangements generally do not include a general right of return relative to delivered products.

Deliverables not meeting the criteria for being a separate unit of accounting are combined with a deliverable that does meet that criterion. The appropriate allocation of arrangement consideration and recognition of revenue is then determined for the combined unit of accounting.

For transactions involving the licensing of standalone software products and of software that is not incidental to the product, we recognize revenue when there is persuasive evidence of an arrangement, delivery of the software has occurred, the price is fixed or determinable, and collection of the related receivable is reasonably assured. Our software products are generally not deemed essential to the functionality of any hardware system and do not require installation by us or significant modification or customization of the software. If fair value of maintenance agreements related to standalone software products is obtained, the fair value of the maintenance agreement is recognized as revenue ratably over the term of each maintenance agreement.

In electing to early adopt FASB ASU 2009-13, we also early adopted FASB ASU No. 2009-14, *Certain Revenue Arrangements That Include Software Elements* ("FASB ASU 2009-14"). FASB ASU 2009-14 amends the FASB ASC 985-605, *Software Revenue Recognition*, to change the accounting model for revenue arrangements that include both tangible products and software elements, such that tangible products containing both software and non-software components that function together to deliver the tangible product's essential functionality are no longer within the scope of software revenue guidance. These arrangements are instead subject to the guidance in FASB ASC 605-25. We monitor all multiple-element arrangements to determine if they are in scope of FASB ASU 2009-14, and when applicable will apply all relevant criteria per guidance. The adoption of FASB ASU 2009-14 has not had a material impact on our financial position or results of operations.

For multiple-element arrangements entered into prior to July 1, 2009, in accordance with FASB ASC 605-25, we defer the greater of the fair value of any undelivered elements of the contract or the portion of the sales price that is not payable until the undelivered elements are delivered. For a delivered item to be considered a separate unit, the delivered item must have value to the customer on a standalone basis, there must be objective and reliable evidence of fair value of the undelivered items in the arrangement and the delivery or performance of the undelivered item must be considered probable and substantially within our control. Fair value is generally limited to the price charged when the same or similar element is sold separately or, if applicable, the stated substantive renewal rate in the agreement. For multiple-element arrangements for which we do not have fair value for the undelivered elements, we either defer all revenue until the order ships complete, or in the event where a maintenance arrangement is the only undelivered element, we generally amortize the fair value of maintenance agreement over the maintenance period.

We also engage in long-term contracts for development, production and services activities which we account for consistent with FASB ASC 605-35, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*, and other relevant revenue recognition accounting literature. We consider the nature of these contracts and the types of products and services provided when determining the proper accounting for a particular contract. Generally for fixed-price contracts, other than service-type contracts, revenue is recognized primarily under the percentage of completion method or, for certain short-term contracts, by the completed contract method. Revenue from service-type fixed-price contracts is recognized ratably over the contract period or by other appropriate input or output methods to measure service provided, and contract costs are expensed as incurred. We establish billing terms at the time project deliverables and milestones are agreed. Normal payment terms are thirty days from invoice date. Revenues recognized in excess of the amounts invoiced to clients are classified as unbilled receivables. The risk to us on a fixed-price contract is that if estimates to complete the contract change from one period to the next, profit levels will vary from period to period. For time and materials contracts, revenue reflects the number of direct labor hours expended in the performance of a contract multiplied by the contract billing rate, as well as reimbursement of other billable direct costs. The risk inherent in time and materials contracts is that actual costs may differ materially from negotiated billing rates in the contract, which would directly affect operating income. For all types of contracts, we recognize anticipated contract losses as soon as they become known and estimable. Out-of-pocket expenses that are reimbursable by the customer are included in revenue and cost of revenue.

The use of contract accounting requires significant judgment relative to estimating total contract revenues and costs, including assumptions relative to the length of time to complete the contract, the nature and complexity of the work to be performed, anticipated increases in wages and prices for subcontractor services and materials, and the availability of subcontractor services and materials. Our estimates are based upon the professional knowledge and experience of our engineers, program managers and other personnel, who review each long-term contract monthly to assess the contract's schedule, performance, technical matters and estimated cost at completion. Changes in estimates are applied retrospectively and when adjustments in estimated contract costs are identified, such revisions may result in current period adjustments to earnings applicable to performance in prior periods.

We do not provide our customers with rights of product return, other than those related to warranty provisions that permit repair or replacement of defective goods. We accrue for anticipated warranty costs upon product shipment. Revenues from product royalties are recognized upon invoicing to the customer unless another reasonable and reliable method of recognition is more appropriate. Additionally, all revenues are reported net of government assessed taxes (e.g. sales taxes or value-added taxes).

INVENTORY

Inventory is stated at the lower of cost (first-in, first-out) or market value, and consists of materials, labor and overhead. On a quarterly basis, we use consistent methodologies to evaluate inventory for net realizable value. We reduce the value of inventory for excess and obsolete inventory, consisting of on-hand and non-cancelable on-order inventory in excess of estimated usage. The excess and obsolete inventory evaluation is based upon assumptions about future demand, product mix and possible alternative uses.

GOODWILL AND ACQUIRED INTANGIBLE ASSETS

Acquired intangible assets result from our various business acquisitions (see Note D) and certain licensed technologies, and consist of identifiable intangible assets, including completed technology, licensing agreements, customer relationships and non-compete agreements. Acquired intangible assets are reported at cost, net of accumulated amortization and are either amortized on a straight-line basis over their estimated useful lives of up to seven years or over the period the economic benefits of the intangible asset are consumed or otherwise used up.

Goodwill is the amount by which the cost of the acquired net assets in a business acquisition exceeded the fair values of the net identifiable assets on the date of purchase. Goodwill is not amortized in accordance with the requirements of FASB ASC 350, *Intangibles-Goodwill and Other* ("FASB ASC 350"). Goodwill is assessed for impairment at least annually, on a reporting unit basis, or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. If the book value of a reporting unit exceeds its fair value, the implied fair value of goodwill is compared with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recorded in an amount equal to that excess.

LONG-LIVED ASSETS

Long-lived assets primarily include property and equipment and acquired intangible assets. We periodically evaluate our long-lived assets for events and circumstances that indicate a potential impairment in accordance with FASB ASC 360, *Property, Plant, and Equipment* ("FASB ASC 360"). We review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated undiscounted cash flows of the asset as compared to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis.

PRODUCT WARRANTY

Our product sales generally include a standard 12 month hardware warranty. At time of product shipment, we accrue for the estimated cost to repair or replace potentially defective products. Estimated warranty costs are based upon prior actual warranty costs for substantially similar transactions.

INCOME TAXES

We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates for the year in which the differences are expected to reverse. We record a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

FASB ASC 740, *Income Taxes*, requires a two-step approach to recognizing and measuring uncertain tax positions. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement.

We recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

STOCK-BASED COMPENSATION

Stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the service period. Our determination of fair value of stock-based payment awards is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to our expected stock price volatility over the term of the awards, the expected forfeiture rate of the awards and the actual and projected employee stock option exercise behaviors. Any changes in these assumptions may materially affect the estimated fair value of the stock-based award. We have elected under FASB ASC 718, *Compensation—Stock Compensation,* to recognize the fair value of awards with pro-rata vesting on a straight-line basis over the requisite service period.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2010, the FASB issued ASU 2010-28, *When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts*, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A). The guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This guidance is effective for us on July 1, 2011 and it is not expected to have a material impact to our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, *Business Combinations (Topic 805), Disclosure of Supplementary Pro Forma Information for Business Combinations,* a consensus of the FASB Emerging Issues Task Force (Issue No. 10-G). This guidance specifies that if a public entity presents comparative financial statements, the entity (acquirer) should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. It also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance is effective prospectively for material business combinations for which the acquisition date is on or after July 1, 2011.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

Our exposure to interest rate risk is related primarily to our investment portfolio and our line of credit. Our investment portfolio includes money market funds from high quality U.S. government issuers. A change in prevailing interest rates may cause the fair value of our investments to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing rate rises, the fair value of the principal amount of our investment will probably decline. To minimize this risk, investments are generally available for sale and we generally limit the amount of credit exposure to any one issuer. Our line of credit was unused at June 30, 2011.

Foreign Currency Risk

We operate primarily in the United States; however, we conduct business outside the United States through our foreign subsidiaries in Europe and Japan, where business is largely transacted in non-U.S. dollar currencies. Accordingly, we are subject to exposure from adverse movements in the exchange rates of these currencies. Local currencies are used as the functional currency for our subsidiaries in Europe and Japan. Consequently, changes in the exchange rates of the currencies may impact the translation of the foreign subsidiaries' statements of operations into U.S. dollars, which may in turn affect our consolidated statement of operations.

We have not entered into any financial derivative instruments that expose us to material market risk, including any instruments designed to hedge the impact of foreign currency exposures. We may, however, hedge such exposure to foreign currency exchange rate fluctuations in the future.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Mercury Computer Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Mercury Computer Systems, Inc. and subsidiaries as of June 30, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended June 30, 2011. In connection with our audits of the consolidated financial statements, we have also audited financial statement Schedule II. We also have audited Mercury Computer Systems, Inc.'s internal control over financial reporting as of June 30, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Mercury Computer Systems, Inc.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercury Computer Systems, Inc. and subsidiaries as of June 30, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Mercury Computer

Systems, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Mercury Computer Systems, Inc. and subsidiaries acquired LNX Corporation during fiscal year 2011, and management excluded from its assessment of the effectiveness of Mercury Computer Systems, Inc.'s internal control over financial reporting as of June 30, 2011 LNX Corporation's internal control over financial reporting associated with total assets of 12 percent and total revenues of 2 percent included in the consolidated financial statements of Mercury Computer Systems, Inc. and subsidiaries as of and for the year ended June 30, 2011. Our audit of internal control over financial reporting of Mercury Computer Systems, Inc. and subsidiaries also excluded an evaluation of the internal control over financial reporting of LNX Corporation.

As discussed in Note B to the consolidated financial statements, the Company has changed its method of accounting for revenue arrangements with multiple-deliverables entered into or substantially modified after July 1, 2009 to adopt FASB ASU No. 2009-13, *Multiple-Deliverable Revenue Arrangements*.

/s/ KPMG LLP

Boston, Massachusetts
August 18, 2011

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MERCURY COMPUTER SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	June 30,	
	2011	2010
Assets		
Current assets:		
Cash and cash equivalents	$162,875	$ 56,241
Receivables related to marketable securities	—	18,025
Accounts receivable, net of allowance for doubtful accounts of $17 and $163 at June 30, 2011 and 2010, respectively	44,786	36,726
Unbilled receivables	1,059	6,938
Inventory	18,540	17,622
Deferred income taxes	7,678	5,393
Prepaid income taxes	1,075	2,546
Prepaid expenses and other current assets	4,171	2,363
Total current assets	240,184	145,854
Restricted cash	3,000	3,000
Property and equipment, net	14,520	10,298
Goodwill	79,558	57,653
Acquired intangible assets, net	16,702	1,141
Deferred income taxes	—	5,419
Other non-current assets	1,598	973
Total assets	$355,562	$224,338
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 7,972	$ 10,533
Accrued expenses	5,607	5,078
Accrued compensation	16,288	10,723
Income taxes payable	201	220
Deferred revenues and customer advances	6,138	8,051
Total current liabilities	36,206	34,605
Deferred gain on sale-leaseback	5,556	6,713
Deferred income taxes	3,877	—
Income taxes payable	1,777	1,836
Other non-current liabilities	6,710	2,072
Total liabilities	54,126	45,226
Commitments and contingencies (Note M)		
Shareholders' equity:		
Preferred stock, $.01 par value; 1,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $.01 par value; 85,000,000 shares authorized; 29,143,738 and 22,883,314 shares issued and outstanding at June 30, 2011 and 2010 respectively	291	229
Additional paid-in capital	213,777	110,270
Retained earnings	86,113	67,671
Accumulated other comprehensive income	1,255	942
Total shareholders' equity	301,436	179,112
Total liabilities and shareholders' equity	$355,562	$224,338

The accompanying notes are an integral part of the consolidated financial statements.

MERCURY COMPUTER SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	For the Years Ended June 30,		
	2011	2010	2009
Net revenues	$228,710	$199,830	$188,939
Cost of revenues	98,811	87,298	83,509
Gross margin	129,899	112,532	105,430
Operating expenses:			
Selling, general and administrative	57,868	51,519	51,185
Research and development	44,500	41,548	42,372
Amortization of acquired intangible assets	1,984	1,710	2,414
Impairment of goodwill and long-lived assets	150	211	—
Restructuring	—	231	1,712
Acquisition costs and other related expenses	412	—	—
Total operating expenses	104,914	95,219	97,683
Income from operations	24,985	17,313	7,747
Interest income	34	532	2,059
Interest expense	(79)	(381)	(2,551)
Other income, net	1,627	1,228	763
Income from continuing operations before income taxes (benefit)	26,567	18,692	8,018
Income taxes (benefit)	8,060	(9,377)	109
Income from continuing operations	18,507	28,069	7,909
(Loss) income from discontinued operations, net of income taxes	(52)	215	(20,328)
(Loss) gain on sale of discontinued operations, net of income taxes	(13)	74	11,157
Net income (loss)	$ 18,442	$ 28,358	$ (1,262)
Basic net earnings (loss) per share:			
Income from continuing operations	$ 0.73	$ 1.25	$ 0.36
(Loss) income from discontinued operations	—	0.01	(0.92)
Gain on sale of discontinued operations	—	—	0.50
Net income (loss)	$ 0.73	$ 1.26	$ (0.06)
Diluted net earnings (loss) per share:			
Income from continuing operations	$ 0.71	$ 1.22	$ 0.35
(Loss) income from discontinued operations	(0.01)	0.01	(0.91)
Gain on sale of discontinued operations	—	—	0.50
Net income (loss)	$ 0.70	$ 1.23	$ (0.06)
Weighted-average shares outstanding:			
Basic	25,322	22,559	22,150
Diluted	26,209	23,008	22,416
Comprehensive income:			
Net income (loss)	$ 18,442	$ 28,358	$ (1,262)
Foreign currency translation adjustments for sale of businesses	—	—	(5,454)
Other foreign currency translation adjustments	311	368	(2,467)
Net unrealized gain (loss) on investments	2	(83)	3,129
Total comprehensive income (loss)	$ 18,755	$ 28,643	$ (6,054)

The accompanying notes are an integral part of the consolidated financial statements.

MERCURY COMPUTER SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Years Ended June 30, 2011, 2010 and 2009
(In thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Shareholders' Equity
	Shares	Amount				
Balance June 30, 2008	21,972	$220	$100,268	$40,575	$ 5,449	$146,512
Issuance of common stock under employee stock incentive plans	397	4	160			164
Issuance of common stock under employee stock purchase plan	96	1	530			531
Repurchase of common stock	(89)	(1)	(683)			(684)
Stock-based compensation			4,568			4,568
Net loss				(1,262)		(1,262)
Net unrealized gain on securities					3,129	3,129
Foreign currency translation adjustments for sales of businesses					(5,454)	(5,454)
Other foreign currency translation adjustments					(2,467)	(2,467)
Balance June 30, 2009	22,376	$224	$104,843	$39,313	$ 657	$145,037
Issuance of common stock under employee stock incentive plans	455	5	997			1,002
Issuance of common stock under employee stock purchase plan	94	1	846			847
Repurchase of common stock	(42)	(1)	(432)			(433)
Stock-based compensation			4,016			4,016
Net income				28,358		28,358
Net unrealized loss on securities					(83)	(83)
Foreign currency translation adjustments					368	368
Balance June 30, 2010	22,883	$229	$110,270	$67,671	$ 942	$179,112
Issuance of common stock under employee stock incentive plans	594	6	2,590			2,596
Issuance of common stock under employee stock purchase plan	89	1	1,093			1,094
Follow-on public stock offering	5,578	55	93,550			93,605
Stock-based compensation			5,580			5,580
Tax benefit from employee stock plan awards			694			694
Net income				18,442		18,442
Net unrealized gain on investments					2	2
Foreign currency translation adjustments					311	311
Balance June 30, 2011	29,144	$291	$213,777	$86,113	$ 1,255	$301,436

The accompanying notes are an integral part of the consolidated financial statements.

MERCURY COMPUTER SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For The Years Ended June 30,		
	2011	2010	2009
Cash flows from operating activities:			
Net income (loss)	$ 18,442	$ 28,358	$ (1,262)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization expense	8,348	6,857	9,364
Stock-based compensation expense	5,580	4,016	4,568
Provision (benefit) for deferred income taxes	1,888	(9,698)	(1,373)
Non-cash interest expense	72	32	750
Impairment of goodwill and long-lived assets	150	211	14,555
Excess tax benefit from stock-based compensation	(893)	(1,494)	(976)
Loss (gain) on sale of discontinued operations	13	(74)	(11,157)
Other non-cash income	(983)	(1,266)	(1,157)
Changes in operating assets and liabilities, net of effects of businesses acquired and disposed of:			
Accounts receivable	257	(15,256)	1,237
Inventory	2,514	(859)	7,478
Prepaid income taxes	1,567	(2,162)	—
Prepaid expenses and other current assets	(2,120)	505	4,977
Other assets	(677)	(113)	349
Accounts payable and accrued expenses	931	5,708	(12,668)
Deferred revenues and customer advances	(3,696)	234	(3,048)
Income taxes payable	21	(262)	1,319
Other non-current liabilities	60	971	(1,757)
Net cash provided by operating activities	31,474	15,708	11,199
Cash flows from investing activities:			
Acquisition of business, net of cash acquired	(29,508)	—	—
Sales and maturities of marketable securities	18,025	32,025	199,099
Purchases of marketable securities	—	—	(138,583)
Purchases of property and equipment	(8,825)	(7,334)	(4,126)
Payments for acquired intangible assets	(2,375)	(250)	(234)
(Payments) proceeds from sale of discontinued operations, net	—	(826)	9,959
Proceeds from redemption of insurance policies	—	—	831
Net cash (used in) provided by investing activities	(22,683)	23,615	66,946
Cash flows from financing activities:			
Proceeds from follow-on public stock offering, net	93,605	—	—
Proceeds from employee stock plans	3,690	1,849	695
Excess tax benefit from stock-based compensation	893	1,494	976
(Payments) borrowings under line of credit, net	—	(33,364)	33,364
Payments of deferred financing costs	(31)	(170)	—
Payments of deferred offering costs	(59)	—	—
Repurchases of common stock	—	(433)	(684)
Payments of principal under notes payable	—	—	(125,000)
(Payments) proceeds of capital lease obligations	(298)	30	(248)
Net cash provided by (used in) financing activities	97,800	(30,594)	(90,897)
Effect of exchange rate changes on cash and cash equivalents	43	562	657
Net increase (decrease) in cash and cash equivalents	106,634	9,291	(12,095)
Cash and cash equivalents at beginning of year	56,241	46,950	59,045
Cash and cash equivalents at end of year	$162,875	$ 56,241	$ 46,950
Cash paid (received) during the period for:			
Interest	$ 45	$ 150	$ 1,877
Income taxes	$ 4,397	$ 2,587	$ (3,523)
Supplemental disclosures—non-cash activities:			
Issuance of restricted stock awards to employees	$ 9,204	$ 6,219	$ 2,301
Acquisition of intangible assets	$ 495	$ —	$ —
Capital lease	$ 251	$ 168	$ —

The accompanying notes are an integral part of the consolidated financial statements.

MERCURY COMPUTER SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except per share data)

A. Description of Business

Mercury Computer Systems, Inc. (the "Company" or "Mercury") designs, manufactures and markets commercially-developed, high-performance embedded, real-time digital signal and image processing sub-systems and software for specialized defense and commercial computing markets. The Company's solutions play a critical role in a wide range of applications, transforming sensor data to information for analysis and interpretation. In military reconnaissance and surveillance platforms, the Company's sub-systems process real-time radar, video, sonar and signals intelligence data. The Company provides microwave products for enhanced communications capabilities in military and commercial applications. Additionally, the Company entered the prime defense contracting market space in fiscal 2008 through the creation of its wholly-owned subsidiary, Mercury Federal Systems, Inc. ("MFS"), to focus on reaching the federal intelligence and homeland security agencies.

The Company's products and solutions address mission-critical requirements within the defense industry for C4ISR (command, control, communications, computers, intelligence, surveillance and reconnaissance) and electronic warfare, or EW, systems and services, and target several markets including maritime defense, airborne reconnaissance, ballistic missile defense, ground mobile and force protection systems and tactical communications and network systems. The Company's products or solutions have been deployed in approximately 300 different programs with over 25 different prime defense contractors.

B. Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated. The consolidated financial statements, excluding the fiscal 2009 statement of cash flows, were restated to reflect the discontinuation and sale of the Biotech business ("Biotech"), the Visage Imaging ("VI") business and the Visualization Sciences Group ("VSG") business.

BUSINESS COMBINATIONS

The Company utilizes the acquisition method of accounting under Financial Accounting Standard Boards ("FASB") Accounting Standard Codification ("ASC") 805, *Business Combinations,* ("FASB ASC 805"), for all transactions and events which it obtains control over one or more other businesses, to recognize the fair value of all assets and liabilities acquired, even if less than one hundred percent ownership is acquired, and in establishing the acquisition date fair value as measurement date for all assets and liabilities assumed. The Company also utilizes FASB ASC 805 for the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in business combinations. The results of operations of the acquired LNX Corporation ("LNX") have been aggregated with the Advanced Computing Solutions ("ACS") segment and are included in the Company's consolidated results since the January 12, 2011 acquisition date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue from system sales is recognized upon shipment provided that title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the related receivable is reasonably assured, and customer acceptance criteria, if any, have been successfully demonstrated.

Certain contracts with customers require the Company to perform tests of its products prior to shipment to ensure their performance complies with the Company's published product specifications and, on occasion, with additional customer-requested specifications. In these cases, the Company conducts such tests and, if they are completed successfully, includes a written confirmation with each order shipped. As a result, at the time of each product shipment, the Company believes that no further customer testing requirements exist and that there is no uncertainty of acceptance by its customer.

The Company enters into multiple-deliverable arrangements that may include a combination of hardware components, related integration or other services. These arrangements generally do not include any performance-, cancellation-, termination- or refund-type provisions. Total revenue recognized under multiple-deliverable revenue arrangements in fiscal 2011 was 50% of total revenues. Approximately 30% to 50% of the Company's multiple-deliverable revenue arrangements ship complete within the same quarter.

Effective July 1, 2009, the Company adopted the FASB Accounting Standards Update ("ASU") No. 2009-13 ("FASB ASU 2009-13"), *Multiple-Deliverable Revenue Arrangements*, which amends FASB ASC Topic 605-25, *Revenue Recognition Multiple-Element Arrangements* ("FASB ASC 605-25"). FASB ASU 2009-13 eliminates the residual method of allocation for multiple-deliverable revenue arrangements and requires that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. FASB ASU 2009-13 also establishes a selling price hierarchy for determining the selling price of a deliverable, which includes: (1) vendor-specific objective evidence ("VSOE") if available; (2) third-party evidence ("TPE") if VSOE is not available; and (3) best estimated selling price ("BESP"), if neither VSOE or TPE is available. Additionally, FASB ASU 2009-13 expands the disclosure requirements related to a vendor's multiple-deliverable revenue arrangements. This guidance is effective for the Company on July 1, 2010; however, the Company elected to early adopt, as permitted by the guidance. As such, the Company has prospectively applied the provisions of FASB ASU 2009-13 to all revenue arrangements entered into or materially modified after July 1, 2009.

Per the provisions of FASB ASU 2009-13, the Company allocates arrangement consideration to each deliverable in an arrangement based on its relative selling price. The Company determines selling price using VSOE, if it exists, otherwise TPE. If neither VSOE nor TPE of selling price exists for a unit of accounting, the Company uses BESP. The Company generally expects that it will not be able to establish TPE due to the nature of the markets in which the Company competes, and, as such, the Company typically will determine selling price using VSOE or BESP.

VSOE is generally limited to the price charged when the same or similar product is sold separately or, if applicable, the stated substantive renewal rate in the agreement. If a product or service is seldom sold separately, it is unlikely that the Company can determine VSOE for the product or service. The Company defines VSOE as a median price of recent standalone transactions that are priced within a narrow range, as defined by the Company.

TPE is determined based on the prices charged by competitors of the Company for a similar deliverable when sold separately. As noted above, the Company does not use TPE as the Company is usually unable to obtain sufficient information on competitor pricing to substantiate TPE.

If the Company is unable to establish selling price using VSOE or TPE, and the order was received or materially modified after the Company's FASB ASU 2009-13 implementation date of July 1, 2009, the Company will use BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact if the product or service were sold by the Company on a standalone basis.

The Company's determination of BESP involves the consideration of several factors based on the specific facts and circumstances of each arrangement. Specifically, the Company considers the cost to produce the deliverable, the anticipated margin on that deliverable, the selling price and profit margin for similar parts, the Company's ongoing pricing strategy and policies (as evident from the price list established and updated by management on a regular basis), the value of any enhancements that have been built into the deliverable and the characteristics of the varying markets in which the deliverable is sold.

Since the adoption of FASB ASU 2009-13 on July 1, 2009, the Company has primarily used its ongoing pricing strategy and policies to determine BESP. The Company has corroborated the BESP determined by ongoing pricing strategy and policies with the cost to produce the deliverable, the anticipated margin on the deliverable, the selling price and profit margin for similar parts and the characteristics of the varying markets in which the deliverables are sold. The Company will determine BESP for deliverables in future agreements based on the specific facts and circumstances of each arrangement.

The Company plans to analyze the selling prices used in its allocation of arrangement consideration at a minimum on an annual basis. Selling prices will be analyzed on a more frequent basis if a significant change in the Company's business necessitates a more timely analysis or if the Company experiences significant variances in its selling prices.

Each deliverable within the Company's multiple-deliverable revenue arrangements is accounted for as a separate unit of accounting under the guidance of FASB ASU 2009-13 if both of the following criteria are met: the delivered item or items have value to the customer on a standalone basis; and for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company. The Company considers a deliverable to have standalone value if the item is sold separately by the Company or another vendor or if the item could be resold by the customer. Further, the Company's revenue arrangements generally do not include a general right of return relative to delivered products.

Deliverables not meeting the criteria for being a separate unit of accounting are combined with a deliverable that does meet that criterion. The appropriate allocation of arrangement consideration and recognition of revenue is then determined for the combined unit of accounting.

For transactions involving the licensing of standalone software products and of software that is not incidental to the product, the Company recognizes revenue when there is persuasive evidence of an arrangement, delivery of the software has occurred, the price is fixed or determinable, and collection of the related receivable is reasonably assured. The Company's software products are generally not deemed essential to the functionality of any hardware system and do not require installation by the Company or significant modification or customization of the software. If fair value of maintenance agreements related to standalone software products is obtained, the fair value of the maintenance agreement is recognized as revenue ratably over the term of each maintenance agreement.

In electing to early adopt FASB ASU 2009-13, the Company also early adopted FASB ASU No. 2009-14, *Certain Revenue Arrangements That Include Software Elements* ("FASB ASU 2009-14"). FASB ASU 2009-14 amends the FASB ASC 985-605, *Software Revenue Recognition*, to change the accounting model for revenue arrangements that include both tangible products and software elements, such that tangible products containing both software and non-software components that function together to deliver the tangible product's essential functionality are no longer within the scope of software revenue guidance. These arrangements are instead subject to the guidance in FASB ASC 605-25. The Company monitors all multiple-element arrangements to determine if they are in scope of FASB ASU 2009-14, and when applicable will apply all relevant criteria per guidance. The adoption of FASB ASU 2009-14 has not had a material impact on the Company's financial position or results of operations.

For multiple-element arrangements entered into prior to July 1, 2009, in accordance with FASB ASC 605-25, the Company defers the greater of the fair value of any undelivered elements of the contract or the portion of the sales price that is not payable until the undelivered elements are delivered. For a delivered item to be considered a separate unit, the delivered item must have value to the customer on a standalone basis, there must be objective and reliable evidence of fair value of the undelivered items in the arrangement and the delivery or performance of the undelivered item must be considered probable and substantially within the Company's control. Fair value is generally limited to the price charged when the same or similar element is sold separately or, if applicable, the stated substantive renewal rate in the agreement. For multiple-element arrangements for which the Company does not have fair value for the undelivered elements, it either defers all revenue until the order ships complete, or in the event a maintenance arrangement is the only undelivered element, it generally amortizes the fair value of maintenance agreement over the maintenance period.

The Company also engages in long-term contracts for development, production and services activities which it accounts for consistent with FASB ASC 605-35, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*, and other relevant revenue recognition accounting literature. The Company considers the nature of these contracts and the types of products and services provided when determining the proper accounting for a particular contract. Generally for fixed-price contracts, other than service-type contracts, revenue is recognized primarily under the percentage of completion method or, for certain short-term contracts, by the completed contract method. Revenue from service-type fixed-price contracts is recognized ratably over the contract period or by other appropriate input or output methods to measure service provided, and contract costs are expensed as incurred. The Company establishes billing terms at the time project deliverables and milestones are agreed. Normal payment terms are thirty days from invoice date. Revenues recognized in excess of the amounts invoiced to clients are classified as unbilled receivables. The risk to the Company on a fixed-price contract is that if estimates to complete the contract change from one period to the next, profit levels will vary from period to period. For time and materials contracts, revenue reflects the number of direct labor hours expended in the performance of a contract multiplied by the contract billing rate, as well as reimbursement of other billable direct costs. The risk inherent in time and materials contracts is that actual costs may differ materially from negotiated billing rates in the contract, which would directly affect operating income. For all types of contracts, the Company recognizes anticipated contract losses as soon as they become known and estimable. Out-of-pocket expenses that are reimbursable by the customer are included in revenue and cost of revenue.

The use of contract accounting requires significant judgment relative to estimating total contract revenues and costs, including assumptions relative to the length of time to complete the contract, the nature and complexity of the work to be performed, anticipated increases in wages and prices for subcontractor services and materials, and the availability of subcontractor services and materials. The Company's estimates are based upon the professional knowledge and experience of its engineers, program managers and other personnel, who review each long-term contract monthly to assess the contract's schedule, performance, technical matters and estimated cost at completion. Changes in estimates are applied retrospectively and when adjustments in estimated contract costs are identified, such revisions may result in current period adjustments to earnings applicable to performance in prior periods.

The Company does not provide its customers with rights of product return, other than those related to warranty provisions that permit repair or replacement of defective goods. The Company accrues for anticipated warranty costs upon product shipment. Revenues from product royalties are recognized upon invoice by the Company unless another reasonable and reliable method of recognition is more appropriate. Additionally, all revenues are reported net of government assessed taxes (e.g. sales taxes or value-added taxes).

Deferred Revenues and Customer Advances

Deferred revenues consist of deferred product revenue, billings in excess of revenues, and deferred service revenue. Deferred product revenue represents amounts that have been invoiced to customers, but are not yet recognizable as revenue because one or more of the conditions for revenue recognition have not been met.

Billings in excess of revenues represents milestone billing arrangements on percentage of completion projects where the billings of the contract exceed recognized revenues. Deferred service revenue primarily represents amounts invoiced to customers for annual maintenance contracts or extended warranty concessions, which are recognized ratably over the term of the arrangements. Customer advances represent deposits received from customers on an order.

CASH AND CASH EQUIVALENTS

Cash equivalents, consisting of highly liquid money market funds and U.S. government and U.S. government agency issues with remaining maturities of 90 days or less at the date of purchase, are carried at fair market value which approximates cost. The Company also has restricted cash which is classified as a non-current asset due to the length of the restriction.

RECEIVALBES RELATED TO MARKETABLE SECURITIES

The Company classifies investments in marketable securities, as available-for-sale at the time of purchase and periodically re-evaluates such classification. Securities classified as available-for-sale are reported at fair market value. Unrealized gains or losses on available-for-sale securities are included, net of tax, in accumulated other comprehensive income until disposition of the security. There were no securities classified as held-to-maturity as of June 30, 2011 and 2010.

On June 30, 2010, the Company exercised the put option to sell its remaining $18,025 auction rated securities ("ARS") balance to UBS at par value. The transaction settled on July 1, 2010.

The fair value of cash equivalents and receivable related to marketable securities represents the quoted market prices at the balance sheet dates. Debt securities with maturities at date of purchase of greater than 90 days but less than one year to maturity at a particular balance sheet date are classified as short-term marketable securities. Debt securities that have remaining maturities of greater than one year at a particular balance sheet date are classified as long-term marketable securities. There were no debt securities as of June 30, 2011 and 2010.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash, cash equivalents, marketable securities and accounts receivable. The Company places its cash and cash equivalents with financial institutions that management believes are of high credit quality. At June 30, 2011 and 2010, the Company had approximately $162,869 and $56,199, respectively, of cash and cash equivalents on deposit or invested with its financial and lending institutions. Additionally, the Company had an $18,025 receivable balance related to marketable securities from UBS as of June 30, 2010.

The Company provides credit to customers in the normal course of business. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary but generally does not require collateral. At June 30, 2011, five customers accounted for 74% of the Company's receivables. At June 30, 2010, nine customers accounted for 80% of the Company's receivables.

INVENTORY

Inventory is stated at the lower of cost (first-in, first-out) or market value, and consists of materials, labor and overhead. On a quarterly basis, the Company uses consistent methodologies to evaluate inventory for net realizable value. Once an item is written down, the value becomes the new inventory cost basis. The Company reduces the value of inventory for excess and obsolete inventory, consisting of on-hand and non-cancelable on-order inventory in excess of estimated usage. The excess and obsolete inventory evaluation is based upon assumptions about future demand, product mix and possible alternative uses.

Goodwill and Acquired Intangible Assets

Goodwill is the amount by which the cost of the acquired net assets in a business acquisition exceeded the fair values of the net identifiable assets on the date of purchase. Goodwill is not amortized in accordance with the requirements of FASB ASC 350, *Intangibles-Goodwill and Other* ("FASB ASC 350"). Goodwill is assessed for impairment at least annually, on a reporting unit basis, or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. If the book value of a reporting unit exceeds its fair value, the implied fair value of goodwill is compared with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recorded in an amount equal to that excess.

Acquired intangible assets result from the Company's various business acquisitions (see Note D) and certain licensed technologies, and consist of identifiable intangible assets, including completed technology, licensing agreements, customer relationships, backlog, and non-compete agreements. Acquired intangible assets are reported at cost, net of accumulated amortization and are either amortized on a straight-line basis over their estimated useful lives of up to seven years or over the period the economic benefits of the intangible asset are consumed or otherwise used up.

Long-lived Assets

Long-lived assets primarily include property and equipment and acquired intangible assets. The Company periodically evaluates its long-lived assets for events and circumstances that indicate a potential impairment in accordance with FASB ASC 360, *Property, Plant, and Equipment* ("FASB ASC 360"). The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated undiscounted cash flows of the asset as compared to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value.

Property and Equipment

Property and equipment are the long-lived, physical assets of the Company acquired for use in the Company's normal business operations and are not intended for resale by the Company. These assets are recorded at cost. Renewals and betterments that increase the useful lives of the assets are capitalized. Repair and maintenance expenditures that increase the efficiency of the assets are expensed as incurred. Equipment under capital lease is recorded at the present value of the minimum lease payments required during the lease period.

As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

Expenditures for major software purchases and software developed for internal use are capitalized and depreciated using the straight-line method over the estimated useful lives of the related assets, which are generally three to five years. For software developed for internal use, all external direct costs for material and services and certain payroll and related fringe benefit costs are capitalized in accordance with FASB ASC 350. During fiscal 2011, the Company capitalized $1,000 of software development costs. Software development costs qualifying for capitalization were not material for the years ended June 30, 2010 and 2009.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs are primarily made up of labor charges and prototype material and development expenses.

ADVERTISING COSTS

The Company expenses advertising costs as incurred. During fiscal 2011, 2010 and 2009, advertising expenses totaled $259, $255 and $148, respectively, and were included in selling, general and administrative expense in the consolidated statements of operations.

PRODUCT WARRANTY ACCRUAL

The Company's product sales generally include a 12 month standard hardware warranty. At time of product shipment, the Company accrues for the estimated cost to repair or replace potentially defective products. Estimated warranty costs are based upon prior actual warranty costs for substantially similar transactions.

INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates for the year in which the differences are expected to reverse. The Company records a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

FASB ASC 740, *Income Taxes*, requires a two-step approach to recognizing and measuring uncertain tax positions. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

NET EARNINGS (LOSS) PER SHARE

Basic net earnings (loss) per share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing net income (loss) by the sum of the weighted-average number of common shares outstanding plus additional common shares that would have been outstanding if potential dilutive common shares had been issued for stock-based compensation.

STOCK-BASED COMPENSATION

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which generally represents the vesting period, and includes an estimate of the awards that will be forfeited. The Company uses the Black-Scholes valuation model for estimating the fair value on the date of grant of stock options. The fair value of stock option awards is affected by the Company's stock price as well as valuation assumptions, including the volatility of the Company's stock price, expected term of the option, risk-free interest rate and expected dividends. The fair value of restricted stock awards are based on the stock price on the date of grant.

COMPREHENSIVE INCOME

Comprehensive income consists of net income (loss) and other comprehensive income, which includes foreign currency translation adjustments and unrealized gains and losses on investments.

The components of accumulated other comprehensive income were as follows:

	June 30,	
	2011	2010
Accumulated foreign currency translation adjustments	$1,253	$942
Accumulated net unrealized gains on investments	2	—
Total accumulated other comprehensive income	$1,255	$942

Foreign Currency

Local currencies are used as the functional currency for the Company's subsidiaries in Europe and Japan. The accounts of foreign subsidiaries are translated using exchange rates in effect at period-end for assets and liabilities and at average exchange rates during the period for results of operations. The related translation adjustments are reported in accumulated other comprehensive income in shareholders' equity. Gains (losses) resulting from foreign currency transactions are included in other income (expense) and were immaterial for all periods presented.

Recently Adopted Accounting Pronouncements

Effective March 31, 2010, FASB amended FASB ASC 350, to require an entity to disclose accumulated goodwill impairment losses in the rollforward of goodwill for years beginning after December 15, 2008. The FASB staff clarified that the intent of the amendment was to include accumulated goodwill impairment losses in the rollforward from the adoption date of FASB ASC 350. There are no accumulated goodwill impairment losses at June 30, 2011.

Effective July 1, 2010, the Company adopted FASB ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*. This ASU increases the prominence of other comprehensive income in financial statements. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. generally accepted accounting principles to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively and early adoption is permitted. This guidance is effective for the Company on January 1, 2012; however, the Company has elected to early adopt as permitted by the guidance. As such, effective June 2011, the Company has presented the components of net income and comprehensive income in one consecutive financial statement. Such adoption did not have a material impact on the Company's financial position or results of operations.

Recently Issued Accounting Pronouncements

In December 2010, the FASB issued ASU 2010-28, *When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts*, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A). The guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This guidance is effective for the Company on July 1, 2011 and it is not expected to have a material impact to the Company's consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, *Business Combinations (Topic 805), Disclosure of Supplementary Pro Forma Information for Business Combinations,* a consensus of the FASB Emerging Issues Task Force (Issue No. 10-G). This guidance specifies that if a public entity presents comparative financial statements, the entity (acquirer) should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. It also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance is effective prospectively for material business combinations for which the acquisition date is on or after July 1, 2011.

C. Acquisitions

On January 12, 2011, the Company entered into a stock purchase agreement (the "Stock Purchase Agreement") with LNX, the holders of the equity interests of LNX, and Lamberto Raffaelli, as the sellers' representative (collectively, the "Sellers"). Pursuant to the Stock Purchase Agreement, the Company completed its purchase of all of the outstanding equity interests in LNX, and LNX became a wholly-owned subsidiary of the Company. Based in Salem, NH, LNX designs and builds next generation radio frequency receivers for signal intelligence, communication intelligence as well as electronic attack applications. LNX is included in the Advanced Computing Solutions ("ACS") business unit.

The Company acquired LNX for a purchase price of $31,000 paid in cash, plus an earnout of up to $5,000 payable in cash, based upon achievement of financial targets during calendar years 2011 and 2012. The purchase price was subject to post-closing adjustment based on a determination of LNX's closing net working capital. The Company funded the purchase price with cash on hand. The Company acquired LNX free of bank debt. Immediately prior to the consummation of the acquisition, LNX divested its non-defense global procurement business. The Company determined the fair value of the contingent consideration as part of the LNX acquisition based on the probability of LNX attaining the specified financial targets and assigned a fair value of $4,828 to the liability. As of June 30, 2011, the Company expects to achieve the financial targets and to pay the full earnout. In accordance with the Stock Purchase Agreement, $6,200 of the purchase price was placed into escrow to support the post-closing working capital adjustment and the sellers' indemnification obligations, of which $1,523 was released to the Sellers and $27 was released to the Company in March 2011, upon the final calculation of net working capital. The $4,650 remaining in escrow is available for indemnification claims through January 2013.

Following the acquisition, the Company's LNX subsidiary became a guarantor under the Company's Loan Agreement and granted a security interest in its assets in favor of the Lender (see Note L).

The following table presents the net purchase price for the acquisition of LNX:

	Net Purchase Price
Consideration transferred	
Cash paid at closing	$31,000
Working capital adjustment	(272)
Less cash acquired	(1,220)
Total cash paid, net of cash acquired	29,508
Fair value of contingent consideration	4,828
Net purchase price	$34,336

The following table presents the preliminary allocation of the net purchase price for LNX:

	Net Purchase Price Allocation
Cash	$ 1,220
Accounts receivable	2,131
Inventory	3,402
Property and equipment	1,655
Intangible assets	14,800
Other assets	1,176
Goodwill	21,905
Accrued expenses	(3,995)
Other current liabilities	(500)
Deferred taxes & other non-current liabilities	(6,238)
Total purchase price	35,556
Less cash acquired	(1,220)
Net purchase price	$34,336

The amounts above represent the fair value estimates as of June 30, 2011 and are subject to subsequent adjustment as the Company obtains additional information during the measurement period and finalizes its fair value estimates. Any subsequent adjustments to these fair value estimates occurring during the measurement period will result in an adjustment to goodwill or income, as applicable. There were no material adjustments to the initial fair value estimates.

The goodwill of $21,905 arising from the LNX acquisition consists largely of the synergies and expansion of the Company's service offerings related to next generation radio frequency receivers for signal intelligence, communication intelligence as well as electronic attack applications expected from combining the operations of the Company and LNX.

The Company incurred $412 in acquisition costs and other related expenses during fiscal 2011, which were expensed as incurred.

For fiscal 2011, LNX revenues and net income included in the Company's consolidated statements of operations was immaterial. Pro forma results of operations have not been presented due to the immaterial nature of these amounts.

D. Goodwill and Acquired Intangible Assets

The following table sets forth the changes in the carrying amount of goodwill for the years ended June 30, 2011:

	Amounts
Balance at June 30, 2009 and 2010	$57,653
Goodwill arising from the LNX acquisition	21,905
Balance at June 30, 2011	$79,558

In fiscal 2011, there were no triggering events, as defined by FASB ASC 350, which required an interim goodwill impairment test. The Company performs its annual goodwill impairment test in the fourth quarter of each fiscal year.

The Company determines its reporting units in accordance with FASB ASC 350, by assessing whether discrete financial information is available and if management regularly reviews the operating results of that component. Following this assessment, the Company has determined that its reporting units are the same as its operating segments, which, following the divestiture of the VI and VSG operating segments, includes the ACS and the MFS operating segments. As of June 30, 2011 and 2010, the ACS operating segment was the only reporting unit that had a goodwill balance, and as such, the annual impairment analysis was performed for this reporting unit only.

The Company tests goodwill for impairment by evaluating the fair value of the reporting unit as compared to the book value. If the book value of the reporting unit exceeds its fair value, the implied fair value of goodwill is compared with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recorded in an amount equal to that excess. For fiscal 2011, this evaluation was performed in the Company's fourth quarter. The evaluation was performed consistent with prior years and relied on a discounted cash flow analysis, which was corroborated by two market-based analyses: one evaluated guideline companies and another that reviewed comparable transactions. For each analysis performed, the fair value of the reporting unit was deemed to be in excess of the book value. As such, no impairment charge was recorded.

In fiscal 2010 and 2009, goodwill was determined to be appropriately valued and no impairment charge was recorded.

Acquired intangible assets consisted of the following:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life
June 30, 2011				
Customer relationships	$18,300	$(7,530)	$10,770	6.7 years
Licensing agreements, trademarks and patents	4,045	(1,622)	2,423	5.5 years
Completed technologies	2,900	(227)	2,673	6.0 years
Backlog	800	(188)	612	2.0 years
Non-compete agreements	500	(276)	224	5.0 years
	$26,545	$(9,843)	$16,702	
June 30, 2010				
Customer relationships	$ 7,200	$(6,891)	$ 309	5.2 years
Licensing agreements, trademarks and patents	1,300	(786)	514	8.0 years
Non-compete agreements	500	(182)	318	5.0 years
	$ 9,000	$(7,859)	$ 1,141	

Estimated future amortization expense for acquired intangible assets remaining at June 30, 2011 is as follows:

	Year Ending June 30,
2012	$ 2,810
2013	2,842
2014	2,826
2015	2,690
2016	2,326
Thereafter	3,208
Total future amortization expense	$16,702

The following table summarizes the acquired intangible assets arising as a result of the LNX acquisition.

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life
June 30, 2011				
Customer relationships	$11,100	$(330)	$10,770	7.7 years
Completed technologies	2,900	(227)	2,673	6.0 years
Backlog	800	(188)	612	2.0 years
	$14,800	$(745)	$14,055	

In fiscal 2011, the Company purchased two IP licenses for $2,745. These licenses were recorded as intangible assets and are being amortized over one and five years.

E. Net Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Years Ended June 30,		
	2011	2010	2009
Income from continuing operations—basic	$18,507	$28,069	$ 7,909
(Loss) income from discontinued operations, net of income taxes	(52)	215	(20,328)
(Loss) gain on sale of discontinued operations, net of income taxes	(13)	74	11,157
Net income (loss)	$18,442	$28,358	$ (1,262)
Shares used in computation of net earnings (loss) per share—basic	25,322	22,559	22,150
Effect of dilutive equity instruments	887	449	266
Shares used in computation of net earnings (loss) per share—diluted	26,209	23,008	22,416
Net earnings (loss) per share—basic			
Income from continuing operations	$ 0.73	$ 1.25	$ 0.36
(Loss) income from discontinued operations	—	0.01	(0.92)
Gain on sale of discontinued operations	—	—	0.50
Net income (loss)	$ 0.73	$ 1.26	$ (0.06)
Net earnings (loss) per share—diluted			
Income from continuing operations	$ 0.71	$ 1.22	$ 0.35
(Loss) income from discontinued operations	(0.01)	0.01	(0.91)
Gain on sale of discontinued operations	—	—	0.50
Net income (loss)	$ 0.70	$ 1.23	$ (0.06)

Weighted average equity instruments to purchase 753, 1,705 and 3,768 shares of common stock were not included in the calculation of diluted net earnings (loss) per share for the fiscal years ended June 30, 2011, 2010 and 2009, respectively, because the equity instruments were anti-dilutive. Additionally, up to 4,135 shares, which represent the securities that had been contingently issuable under the Company's outstanding debt obligations, were not included in the dilutive net loss per share for the fiscal year ended June 30, 2009 because the equity instruments were anti-dilutive.

On February 16, 2011, the Company completed a follow-on public stock offering of 5,578 shares of the Company's common stock, at a price to the public of $17.75, generating net proceeds, after underwriting fees and expenses, of $93,605. As a result, an additional 2,129 weighted average shares outstanding were included in the calculation of basic and diluted net earnings per shares for fiscal 2011.

F. Receivables Related to Marketable Securities

On June 30, 2010, the Company exercised the put option to sell its remaining $18,025 ARS balance to UBS at par value. The transaction settled on July 1, 2010. As a result of the transaction, the put option was exercised and the Company had a receivable balance of $18,025 from UBS as of June 30, 2010. The realized net gains on the ARS in fiscal 2010 were not material.

G. Fair Value of Financial Instruments

The Company measures at fair value certain financial assets and liabilities, including cash equivalents, restricted cash, ARS and contingent consideration. FASB ASC 820, *Fair Value Measurement and Disclosures*, specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair-value hierarchy:

Level 1—Quoted prices for identical instruments in active markets;

Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis at June 30, 2011:

	Fair Value Measurements			
	June 30, 2011	Level 1	Level 2	Level 3
Assets:				
U.S. Treasury bills and money market funds	$153,038	$153,038	$—	$ —
Restricted cash	3,000	3,000	—	—
Total	$156,038	$156,038	$—	$ —
Liabilities:				
Contingent consideration	$ 4,854	$ —	$—	$4,854

The carrying values of cash and cash equivalents, accounts receivable and payable, and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities.

The Company determines the fair value of the contingent consideration related to the LNX acquisition based on the probability of LNX attaining specific financial targets using an appropriate discount rate to present value the liability. The following table provides a rollforward of the fair value of the contingent consideration, whose fair values were determined by Level 3 inputs:

	Fair Value
Balance at June 30, 2010	$ —
Contingent consideration from the LNX acquisition	4,828
Recognition of accretion expense in operating expenses	26
Balance at June 30, 2011	$4,854

The following table summarizes the fair value measurements as of June 30, 2010, for the Company's financial instruments:

	Fair Value Measurements			
	June 30, 2010	Level 1	Level 2	Level 3
Assets:				
Money market funds	$52,659	$52,659	$—	$—
Restricted cash	3,000	3,000	—	—
Total	$55,659	$55,659	$—	$—

H. Inventory

Inventory was comprised of the following:

	June 30,	
	2011	2010
Raw materials	$ 7,314	$ 6,287
Work in process	7,554	6,326
Finished goods	3,672	5,009
Total	$18,540	$17,622

There are no amounts in inventory relating to contracts having production cycles longer than one year.

I. Restricted Cash

The Company has deposited $3,000 with its bank as collateral for the landlord pursuant to the sale-lease back transaction entered in April 2007 for the Company's headquarters in Chelmsford, Massachusetts (see Note J). The balance is classified as restricted cash on the accompanying consolidated balance sheet at June 30, 2011 and 2010, and is reflected in non-current assets.

J. Property and Equipment

Property and equipment consisted of the following:

	Estimated Useful Lives (Years)	June 30,	
		2011	2010
Computer equipment and software	2-4	$ 47,675	$ 50,680
Furniture and fixtures	5	6,967	6,795
Building and leasehold improvements	lesser of estimated useful life or lease term	1,837	1,354
Machinery and equipment	5	5,213	2,732
Vehicles	5	119	—
		61,811	61,561
Less: accumulated depreciation and amortization		(47,291)	(51,263)
		$ 14,520	$ 10,298

In fiscal 2011 and 2010, the Company retired $10,143 and $20,310, respectively, of fully depreciated computer equipment and software assets that were no longer in use by the Company. The retirement was part of an on-going effort by the Company to review and identify all assets that are still in use by the Company, and to retire those that are not.

Depreciation and amortization expense related to property and equipment for the fiscal years ended June 30, 2011, 2010 and 2009 was $6,364, $5,147 and $5,640, respectively.

On April 20, 2007, the Company entered into a sales agreement and a lease agreement in connection with a sale-leaseback of the Company's headquarters in Chelmsford, Massachusetts. Pursuant to the agreements, the Company sold all land, land improvements, buildings and building improvements related to the facilities and leased back those assets, with the exception of the vacant parcel of land adjacent to the headquarters. The term of the lease is ten years and includes two five year options to renew. The Company's net proceeds from the sale, after transaction and other related costs, were $26,365 resulting in a gain of $11,569. Under the provisions of sale-leaseback accounting, the transaction was considered a normal leaseback; thus the realized gain was deferred and will be amortized to other income on a straight-line basis over the initial lease term. The Company recorded the current portion of the deferred gain in accrued expenses and the non-current portion in long-term deferred gain in the accompanying consolidated balance sheet.

K. Product Warranty Accrual

All of the Company's product sales generally include a 12 month standard hardware warranty. At the time of product shipment, the Company accrues the estimated cost to repair or replace potentially defective products. Estimated warranty costs are based upon prior actual warranty costs for substantially similar transactions. The following table presents the changes in the Company's product warranty liability.

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Beginning balance at July 1,	$ 1,186	$ 1,750	$ 1,934
Accruals for warranties issued during the period	970	997	2,507
Settlements made during the period	(1,262)	(1,561)	(2,691)
Ending balance at June 30,	$ 894	$ 1,186	$ 1,750

L. Debt

Debt consisted of the following of which the current portion is included in accrued expenses and the non-current portion is included other non-current liabilities:

	June 30,	
	2011	2010
Capital lease obligations	$ 206	$142
Less: current portion	(155)	(53)
Total non-current capital lease obligations	$ 51	$ 89

The following summarizes the future cash payment obligations (excluding interest) as of June 30, 2011:

	Year Ending June 30,
2012	$155
2013	51
	$206

Senior Secured Credit Facility

Original Loan Agreement

On February 12, 2010, the Company entered into a loan and security agreement (the "Loan Agreement") with Silicon Valley Bank (the "Lender"). The Loan Agreement provided for a $15,000 revolving line of credit (the "Revolver") and a $20,000 acquisition line (the "Term Loan"). The Revolver was available for borrowing during a two-year period, with interest payable monthly and the principal due at the February 11, 2012 maturity of the Revolver. The Term Loan was available for up to three separate borrowings, with total borrowings not to exceed $20,000, until February 11, 2012. The Term Loan had monthly interest and principal payments through the February 11, 2014 maturity of the Term Loan.

The interest rates include various rate options that are available to the Company. The rates are calculated using a combination of conventional base rate measures plus a margin over those rates. The base rates consist of LIBOR rates and prime rates. The actual rates will depend on the level of these underlying rates plus a margin based on the Company's leverage at the time of borrowing.

Borrowings are secured by a first-priority security interest in all of the Company's domestic assets, including intellectual property, but limited to 65% of the voting stock of foreign subsidiaries. The Company's MFS subsidiary is a guarantor and has granted a security interest in its assets in favor of the Lender. Following the acquisition of LNX Corporation, LNX also became a guarantor. The Lender may require Mercury Computer Systems Limited, the Company's United Kingdom subsidiary, or Nihon Mercury Computer Systems, K.K., the Company's Japanese subsidiary, to provide guarantees in the future if the cash or assets of such subsidiary exceed specified levels.

The Loan Agreement provided for conventional affirmative and negative covenants, including a minimum quick ratio of 1.5 to 1.0. If the Company had less than $10,000 of cash equivalents in accounts with the Lender in excess of the Company's borrowings, the Company must also satisfy a $15,000 minimum trailing-four-quarter cash-flow covenant. The minimum cash flow covenant is calculated as the Company's trailing-four quarter adjusted EBITDA as defined in the Loan Agreement. In addition, the Loan Agreement contains certain customary representations and warranties and limits the Company's and its subsidiaries' ability to incur liens, dispose of assets, carry out certain mergers and acquisitions, make investments and capital expenditures and defines events of default and limitations on the Company and its subsidiaries to incur additional debt.

Amended Loan Agreement

On March 30, 2011, the Company entered into an amendment to the Loan Agreement (as amended, the "Amended Loan Agreement") with the Lender. The amendment extended the term of the Revolver for an additional two years, to February 11, 2014, terminated the $20,000 Term Loan under the original Loan Agreement, increased the original $15,000 Revolver to $35,000. The amendment also included modifications to the financial covenants as summarized below.

The Amended Loan Agreement provides for conventional affirmative and negative covenants, including a minimum quick ratio of 1.0 to 1.0 and a $15,000 minimum trailing four quarter cash flow covenant through and including June 30, 2012 (with $17,500 of minimum cash flow required thereafter).

The Company has had no borrowings under the credit facility since inception and was in compliance with all covenants in the Amended Loan Agreement as of June 30, 2011.

Borrowings Under UBS Line of Credit

In October 2008, the Company received a rights offering from UBS (the "offering") in which the Company elected to participate. By electing to participate in the offering, the Company (1) received the right to sell the ARS back to UBS at par plus interest, at the Company's sole discretion, during a two-year period beginning on June 30, 2010, and (2) received an option to borrow up to 75% of the fair value of the ARS at no cost. Upon borrowing against the ARS, the Company would forgo the interest income on the underlying ARS, while the borrowings are outstanding. The line of credit included in the offering replaced the Company's previous margin loan facility with UBS. On June 28, 2010, the Company repaid the remaining $11,349 line of credit balance to UBS. As of June 30, 2010, there were no borrowings against this line of credit. The UBS line of credit terminated on July 1, 2010 upon the settlement of the put option for our ARS and the receipt of $18,025 in cash.

Convertible Senior Notes Payable

On April 29, 2004, the Company completed a private offering of $125,000 aggregate principal amount of Convertible Senior Notes (the "Notes"), which would have matured on May 1, 2024, bearing interest at 2% per year, payable semiannually in arrears in May and November. The Notes were unsecured, ranked equally in right of payment to the Company's existing and future unsecured senior debt, and did not subject the Company to any financial covenants.

Under certain circumstances, the Notes would have been convertible into common stock at a conversion rate of 33.0797 shares per $1,000 principal amount of the Notes, subject to adjustment in certain circumstances. The conversion rate was equal to an initial conversion price of approximately $30.23 per share. At the option of the holder, the Notes could be converted if, on or prior to May 1, 2019, the closing price of the Company's common stock exceeded $36.28 for at least 20 trading days in a specified 30-day period of each fiscal quarter or on any date after May 1, 2019, the closing price of Mercury's common stock exceeded $36.28. The Notes could have also been converted at the option of the holder if prior to May 1, 2019, the average trading price for the convertible senior notes was less than 98% of the average conversion value for the convertible senior notes during any five consecutive trading-day period. The holders could have required the Company to repurchase the notes, in whole or in part, (a) on May 1, 2009, 2014 or 2019, (b) upon a change in control, or (c) if the Company's common stock was neither listed nor approved for trading on specified markets. At the Company's option, the Notes could be redeemed on or after May 1, 2009 at a price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest.

Upon issuance of the Notes, the Company received net proceeds of $120,889 after offering expenses of $4,111, which were recorded as deferred financing costs in other long-term assets on the balance sheet and were amortized over the five-year term to May 1, 2009, the first optional redemption date of the debt. For fiscal 2009, additional interest expense from the amortization of these deferred financing costs totaled $705. On February 4, 2009, the Company repurchased $119,688 (face value) aggregate principal amount from a holder of the Notes. The Company repurchased the Notes for aggregate consideration equal to the principal amount of the Notes plus accrued interest. The Company paid the consideration for the Notes from a combination of cash on hand and the proceeds from the sale of certain U.S. Treasury securities held by the Company.

On May 1, 2009, the Company repurchased the remaining aggregate principal amount outstanding of $5,312 (face value) of the Notes from the holders of such Notes. The Company repurchased the Notes for aggregate consideration equal to the principal amount of the Notes plus accrued interest. The Company paid the consideration for the Notes from cash on hand. The Company has no further obligations under the Notes, which were cancelled upon repurchase.

M. Commitments and Contingencies

Legal Claims

The Company is subject to legal proceedings, claims and tax audits that arise in the ordinary course of business. The Company does not believe the outcome of these matters will have a material adverse effect on its financial position, results of operations or cash flows.

Indemnification Obligations

The Company's standard product sales and license agreements entered into in the ordinary course of business typically contain an indemnification provision pursuant to which the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party in connection with any patent, copyright or other intellectual property infringement claim by any third party with respect to the Company's products. Such provisions generally survive termination or expiration of the agreements. The potential amount of future payments the Company could be required to make under these indemnification provisions is, in some instances, unlimited.

In connection with the divestitures of the Company's former VI, VSG, Biotech and ES/PS businesses, which occurred in January 2009, June 2009, September 2008, and May 2008, respectively, the Company provided indemnification to the buyers of the respective businesses. The Company's indemnification obligations generally cover the buyers for damages resulting from breaches of representations, warranties and covenants contained in the applicable purchase and sale agreement and generally cover pre-closing tax liabilities of the divested businesses. In addition, the Company agreed to indemnify the buyer of the VI business for certain post-closing employee severance expenses. The total paid to the buyer under this obligation was $344. As of June 30, 2010, this employee severance obligation was closed. The Company's indemnification obligations regarding the divested businesses are generally subject to caps on the Company's obligations.

GUARANTEES

As part of the sale of the VSG business reported as discontinued operations in fiscal 2009, the Company made certain guarantees to the buyer in regards to retention bonuses to be paid by the buyer if certain VSG employees remain employed with the buyer in accordance with the terms of their severance agreements, typically six months from the closing date. The Company estimated the obligation against this guarantee to be approximately $730 and accrued this amount as of June 30, 2009. The Company settled this obligation in December 2009, upon the remittance of $715 to the buyer. As of December 31, 2009, this retention bonus obligation was closed.

As part of the sale of the ES/PS businesses reported as discontinued operations in fiscal 2008, the Company made certain guarantees to the buyer in regards to potential employee severance costs incurred by the buyer if the ES/PS employees were terminated prior to December 19, 2008. This guarantee was settled in the second quarter of fiscal 2009 with no material payments made.

PURCHASE COMMITMENTS

In September 2006, the Company entered into a supply agreement with a third-party vendor to purchase certain inventory parts that went "end of life." This supply agreement, as subsequently amended, commits the vendor to acquiring and storing approximately $6,500 of inventory until August 31, 2012 and allows the Company to place orders for the inventory four times a year. Upon the earlier of January 31, 2007 or completion of the wafer fabrication process, the Company was required to and paid approximately $1,900 of the $6,500. Further, upon expiration of the agreement on August 31, 2012, if the Company does not purchase the full $6,500 in inventory, it may be required to pay a penalty equal to 35% of the remaining inventory balance. As of June 30, 2011, the remaining minimum commitment related to this agreement was $1,617, which is the 35% penalty on the remaining inventory balance. As of June 30, 2011, the Company has recorded an accrued liability of approximately $586 for the 35% penalty it anticipates on paying for unpurchased inventory.

As of June 30, 2011, the Company has entered into non-cancelable purchase commitments for certain inventory components and services used in its normal operations. The purchase commitments covered by these agreements are for less than one year and aggregate to approximately $15,966.

Lease Commitments

The Company leases certain facilities, machinery and equipment under various cancelable and non-cancelable operating leases that expire at various dates through fiscal 2017. The leases contain various renewal options. Rental charges are subject to escalation for increases in certain operating costs of the lessor. For tenant improvement allowances and rent holidays, the Company records a deferred rent liability on the consolidated balance sheets and amortizes the deferred rent over the terms of the leases as reductions to rent expense on the consolidated statements of operations. Rental expense during the fiscal years ended June 30, 2011, 2010 and 2009 was $3,369, $3,613 and $3,575, respectively. Minimum lease payments under the Company's non-cancelable operating leases are as follows:

	Year Ending June 30,
2012	$ 3,144
2013	2,768
2014	2,423
2015	2,248
2016	2,160
2017	1,714
Total minimum lease payments	$14,457

N. Shareholders' Equity

Follow-on Public Stock Offering

On February 16, 2011, the Company completed a follow-on public stock offering of 5,578 shares of common stock, which were sold at a price to the public of $17.75. The follow-on public stock offering resulted in $93,605 of net proceeds to the Company. The underwriting discount of $4,950 and other expenses of $446 related to the follow-on public stock offering were recorded as an offset to additional paid-in-capital.

Preferred Stock

The Company is authorized to issue 1,000 shares of preferred stock with a par value of $0.01 per share.

Shareholder Rights Plan

The Company has adopted a Shareholder Rights Plan, the purpose of which is, among other things, to enhance the Board's ability to protect the shareholder interests and to ensure that shareholders receive fair treatment in the event any coercive takeover attempt of the Company is made in the future. The following summary description of the Shareholder Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Company's Shareholder Rights Plan, which has been previously filed with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form 8-A.

In connection with the adoption of the Shareholder Rights Plan, the Board of Directors of the Company declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of common stock to shareholders of record as of the close of business on December 23, 2005. The Rights currently are not exercisable and are attached to and trade with the outstanding shares of common stock. Under the Shareholder Rights Plan, the Rights become exercisable if a person becomes an "acquiring person" by acquiring 15% or more of the outstanding shares of common stock or if a person commences a tender offer that would result in that person owning 15% or more of the common stock. If a person becomes an "acquiring person," each holder of a Right (other than the acquiring person) would be entitled to purchase, at the then-current exercise price, such number of shares of the Company's preferred stock which are equivalent to shares of common stock having a value of twice the exercise price of the Right. If the Company is acquired in a merger or other business combination transaction after any such event, each holder of a Right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company's common stock having a value of twice the exercise price of the Right.

STOCK NET SETTLEMENT PROGRAM

The Company may net settle shares in connection with the surrender of shares to cover the minimum taxes on vesting of restricted stock. During fiscal 2010, 42 shares were net settled in such transactions for a total cost of $433, while 89 shares were net settled during fiscal 2009 for a total cost of $684. Effective May 1, 2010, the Company discontinued the net share settlement practice for settling restricted stock awards.

O. Stock-Based Compensation

STOCK OPTION PLANS

The number of shares authorized for issuance under the Company's 2005 Stock Incentive Plan, as amended and restated (the "2005 Plan") is 5,092 shares, which will be increased by any future cancellations, forfeitures or terminations (other than by exercise) under the Company's 1997 Stock Option Plan ("the 1997 Plan"). On October 21, 2010, the Company's shareholders approved an increase in the number of shares authorized for issuance under the 2005 plan to 5,092, an increase of 1,000. The 2005 Plan provides for the grant of non-qualified and incentive stock options, restricted stock, stock appreciation rights and deferred stock awards to employees and non-employees. All stock options are granted with an exercise price of not less than 100% of the fair value of the Company's common stock at the date of grant and the options generally have a term of seven years. There were 2,540 shares available for future grant under the 2005 Plan at June 30, 2011.

The number of shares authorized for issuance under the 1997 Plan was 8,650 shares, of which 100 shares could be issued pursuant to restricted stock grants. The 1997 Plan provided for the grant of non-qualified and incentive stock options and restricted stock to employees and non-employees. All stock options were granted with an exercise price of not less than 100% of the fair value of the Company's common stock at the date of grant. The options typically vest over periods of zero to four years and have a maximum term of 10 years. Following shareholder approval of the 2005 Plan on November 14, 2005, the Company's Board of Directors directed that no further grants of stock options or other awards would be made under the 1997 Plan, and the 1997 Plan subsequently expired in June 2007. The foregoing does not affect any outstanding awards under the 1997 Plan, which remain in full force and effect in accordance with their terms.

EMPLOYEE STOCK PURCHASE PLAN

The number of shares authorized for issuance under the Company's 1997 Employee Stock Purchase Plan, as amended and restated ("ESPP"), is 1,100 shares. Under the ESPP, rights are granted to purchase shares of common stock at 85% of the lesser of the market value of such shares at either the beginning or the end of each six-month offering period. The ESPP permits employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's compensation as defined in the ESPP. The number of shares issued under the ESPP during fiscal years 2011, 2010 and 2009 was 89, 94 and 96, respectively. Shares available for future purchase under the ESPP totaled 164 at June 30, 2011.

Stock Option and Award Activity

The following table summarizes activity of the Company's stock option plans since June 30, 2009:

	Options Outstanding			
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value as of 6/30/2011
Outstanding at June 30, 2009	**2,980**	**$13.87**	**5.69**	
Granted	56	10.41		
Exercised	(130)	7.72		
Cancelled	(294)	17.38		
Outstanding at June 30, 2010	**2,612**	**$13.70**	**4.69**	
Granted	77	13.70		
Exercised	(315)	8.25		
Cancelled	(81)	16.41		
Outstanding at June 30, 2011	**2,293**	**$14.35**	**3.88**	**$12,245**
Vested and expected to vest at June 30, 2011	**2,278**	**$14.38**	**3.88**	**$12,117**
Exercisable at June 30, 2011	**1,891**	**$15.41**	**3.70**	**$ 8,515**

The intrinsic value of the options exercised during fiscal year 2011, 2010 and 2009 was $2,979, $532 and $24, respectively. Non-vested stock options are subject to the risk of forfeiture until the fulfillment of specified conditions. As of June 30, 2011, there was $1,218 of total unrecognized compensation cost related to non-vested options granted under the Company's stock plans that is expected to be recognized over a weighted-average period of 0.9 years from June 30, 2011. As of June 30, 2010, there was $2,406 of total unrecognized compensation cost related to non-vested options granted under the Company's stock plans that was expected to be recognized over a weighted-average period of 1.8 years from June 30, 2010.

The following table summarizes the status of the Company's non-vested restricted stock awards since June 30, 2009:

	Non-vested Restricted Stock Awards	
	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at June 30, 2009	**666**	**$ 8.97**
Granted	609	10.21
Vested	(325)	10.39
Forfeited	(122)	8.22
Outstanding at June 30, 2010	**828**	**$ 9.44**
Granted	738	12.47
Vested	(279)	9.42
Forfeited	(100)	10.57
Outstanding at June 30, 2011	**1,187**	**$11.23**

An aggregate of 79 shares of restricted stock that were granted to employees of LNX Corporation joining the Company in connection with the acquisition of LNX in January 2011 are included in the granted figure in the table above.

The total fair value of restricted stock awards vested during fiscal year 2011, 2010 and 2009 was $4,175, $3,485 and $2,945, respectively.

Non-vested restricted stock awards are subject to the risk of forfeiture until the fulfillment of specified conditions. As of June 30, 2011, there was $10,400 of total unrecognized compensation cost related to non-vested restricted stock awards granted under the Company's stock plans that is expected to be recognized over a weighted-average period of 2.6 years from June 30, 2011. As of June 30, 2010, there was $6,411 of total unrecognized compensation cost related to non-vested restricted stock awards granted under the Company's stock plans that is expected to be recognized over a weighted-average period of 2.8 years from June 30, 2010.

STOCK-BASED COMPENSATION ASSUMPTIONS AND EXPENSE

The Company recognized the full expense of its share-based payment plans in the consolidated statements of operations for the fiscal years 2011, 2010 and 2009 in accordance with FASB ASC 718 and did not capitalize any such costs on the consolidated balance sheets, as such costs that qualified for capitalization were not material. Under the fair value recognition provisions of FASB ASC 718, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the service period. The following table presents share-based compensation expenses from continuing operations included in the Company's consolidated statement of operations:

	Year Ended June 30,		
	2011	2010	2009
Cost of revenues	$ 263	$ 251	$ 251
Selling, general and administrative	4,609	3,145	3,223
Research and development	708	620	1,108
Share-based compensation expense before tax	5,580	4,016	4,582
Income tax benefit	(1,966)	(1,499)	—
Share-based compensation expense	$ 3,614	$ 2,517	$4,582

The following table sets forth the weighted-average key assumptions and fair value results for stock options granted during fiscal years 2011, 2010 and 2009:

	Years Ended June 30,		
	2011	2010	2009
Weighted-average fair value of options granted	$ 7.25	$ 7.17	$ 3.76
Option life(1)	5.0 years	5.0 years	5.5 years
Risk-free interest rate(2)	1.27%	2.38%	2.34%
Stock volatility(3)	63%	87%	65%
Dividend rate	0%	0%	0%

(1) The option life was determined based upon historical option activity.

(2) The risk-free interest rate for each grant is equal to the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected life.

(3) The stock volatility for each grant is measured using the weighted average of historical daily price changes of the Company's common stock over the most recent period equal to the expected option life of the grant, the historical short-term trend of the option and other factors, such as expected changes in volatility arising from planned changes in the Company's business operations.

P. Operating Segment, Significant Customers and Geographic Information

Operating segments are defined as components of an enterprise evaluated regularly by the Company's senior management in deciding how to allocate resources and assess performance. The Company is organized in two business segments. These reportable segments were determined based upon the nature of the products offered to customers, the market characteristics of each operating segment and the Company's management structure:

- Advanced Computing Solutions ("ACS"). This business unit is focused on specialized, high performance signal end-to-end processing solutions that encompass signal acquisition including microwave front-end, digitalization, computing, storage and communications, targeted to key market segments, including defense, communications and other commercial application.
- Mercury Federal Systems ("MFS"). This business unit is focused on services and support work with the Department of Defense and federal intelligence and homeland security agencies, including designing and engineering new ISR capabilities to address present and emerging threats to U.S. forces.

The accounting policies of the reportable segments are the same as those described in "Note B: Summary of Significant Accounting Policies." The profitability measure employed by the Company and its chief operating decision maker ("CODM") for making decisions about allocating resources to segments and assessing segment performance was income (loss) from operations prior to stock compensation expense. As such, stock-based compensation expense has been excluded from each operating segments' income (loss) from operations below and reported separately to reconcile the reported segment income (loss) from operations to the consolidated operating income reported in the consolidated statements of operations. Additionally, asset information by reportable segment is not reported because the Company and its CODM utilize consolidated asset information when making business decisions. The following is a summary of the performance of the Company's operations by reportable segment:

	ACS	MFS	Stock Compensation Expense	Eliminations	Total
YEAR ENDED JUNE 30, 2011					
Net revenues to unaffiliated customers	$217,423	$11,415	$ —	$ (128)	$228,710
Intersegment revenues	6,260	52	—	(6,312)	—
Net revenues	$223,683	$11,467	$ —	$(6,440)	$228,710
Income (loss) from operations	$ 32,022	$ (950)	$(5,580)	$ (507)	$ 24,985
Depreciation and amortization expense	$ 8,312	$ 36	$ —	$ —	$ 8,348
YEAR ENDED JUNE 30, 2010					
Net revenues to unaffiliated customers	$188,967	$10,735	$ —	$ 128	$199,830
Intersegment revenues	4,779	336	—	(5,115)	—
Net revenues	$193,746	$11,071	$ —	$(4,987)	$199,830
Income (loss) from operations	$ 21,956	$ (670)	$(4,016)	$ 43	$ 17,313
Depreciation and amortization expense	$ 6,829	$ 28	$ —	$ —	$ 6,857
YEAR ENDED JUNE 30, 2009					
Net revenues to unaffiliated customers	$183,393	$ 5,546	$ —	$ —	$188,939
Intersegment revenues	1,858	245	—	(2,103)	—
Net revenues	$185,251	$ 5,791	$ —	$(2,103)	$188,939
Income (loss) from operations	$ 13,395	$ (893)	$(4,582)	$ (173)	$ 7,747
Depreciation and amortization expense	$ 8,028	$ 26	$ —	$ —	$ 8,054

The geographic distribution of the Company's revenues and long-lived assets from continuing operations is summarized as follows:

	US	Europe	Asia Pacific	Eliminations	Total
YEAR ENDED JUNE 30, 2011					
Net revenues to unaffiliated customers	$219,435	$ 3,665	$5,610	$ —	$228,710
Inter-geographic revenues	5,637	2,277	243	(8,157)	—
Net revenues	$225,072	$ 5,942	$5,853	$ (8,157)	$228,710
Identifiable long-lived assets	$ 15,390	$ 24	$ 704	$ —	$ 16,118
YEAR ENDED JUNE 30, 2010					
Net revenues to unaffiliated customers	$180,103	$ 9,960	$9,767	$ —	$199,830
Inter-geographic revenues	13,916	789	198	(14,903)	—
Net revenues	$194,019	$10,749	$9,965	$(14,903)	$199,830
Identifiable long-lived assets	$ 13,384	$ 21	$ 716	$ —	$ 14,121
YEAR ENDED JUNE 30, 2009					
Net revenues to unaffiliated customers	$175,586	$ 9,823	$3,530	$ —	$188,939
Inter-geographic revenues	9,329	966	289	(10,584)	—
Net revenues	$184,915	$10,789	$3,819	$(10,584)	$188,939
Identifiable long-lived assets	$ 10,906	$ 45	$ 620	$ —	$ 11,571

Foreign revenue is based on the country in which the Company's legal subsidiary is domiciled. Identifiable long-lived assets exclude goodwill and intangible assets.

Customers comprising 10% or more of the Company's revenues for the fiscal years shown below are as follows:

	Year Ended June 30,		
	2011	2010	2009
Northrop Grumman Corporation (ACS)	21%	*	13%
Raytheon Company (ACS)	17	20%	11
Lockheed Martin Corporation (ACS)	13	17	14
Argon ST, Inc. (ACS).	*	*	13
	51%	37%	51%

* Indicates that the amount is less than 10% of the Company's revenues for the respective year.

Although the Company typically has several customers from which it derives 10% or more of its revenue, the sales to each of these customers are spread across multiple programs and platforms. For the fiscal years ended June 30, 2011 and 2009, no single program comprised 10% or more of the Company's revenues. For the year ended June 30, 2010, the Aegis program individually comprised 15% of the Company's revenues.

Q. Discontinued Operations

In June 2009, the Company closed on the sale of the VSG operating segment for gross consideration of $12,000 in cash. The sale resulted in a gain of $6,406 on disposal of the discontinued operation. The gain was primarily comprised of cash proceeds of $8,231, net of transaction costs, and recognition of a cumulative foreign currency translation gain of $1,560, offset by net assets of approximately $3,385. There were no material adjustments to the gain on disposal during fiscal 2010 and 2011.

In January 2009, the Company completed the sale of the VI operating segment for gross consideration of $3,000 in cash. Of the proceeds, a total of $1,100 was held back for general indemnification purposes and employee termination payments incurred by the buyer. Of the total held back, $344 was used for termination payments, $423 was used for general indemnification purposes and $333 was remitted back to the Company. The sale resulted in a gain of $4,207 on disposal of the discontinued operation. The gain was primarily comprised of expected cash proceeds, net of transaction costs, of $990 and the recognition of a cumulative foreign currency translation gain of $3,894, offset by net assets of the business of approximately $780. There were no material adjustments to the gain on disposal during fiscal 2010 and 2011.

In September 2008, the Company completed an asset sale of the Biotech business for a $130 cash payment, which was received in the second quarter of fiscal 2009, and $300 of preferred shares in the acquiring entity. The Biotech business was previously reported in the results of the MFS operating segment, formerly referred to as the Emerging Business Unit. The sale resulted in a gain of $328 on disposal of the discontinued operation.

In accordance with FASB ASC 360, VSG, VI and Biotech have been reflected as discontinued operations for all periods presented in the Company's consolidated financial statements, except the consolidated statements of cash flows. Accordingly, the revenue, costs, expenses, assets and liabilities of VSG, VI and Biotech have been reported separately in the consolidated statements of operations and consolidated balance sheets for all periods presented. The results of discontinued operations do not reflect any interest expense or any allocation of corporate general and administrative expense.

The amounts reported in income (loss) from discontinued operations were as follows:

	June 30,		
	2011	2010	2009
VSG			
Revenue	$ —	$ —	$ 9,913
(Loss) income from discontinued operations before income taxes	$ —	$ (4)	$ 879
VI			
Revenue	$ —	$ —	$ 5,133
Loss (income) from discontinued operations before income taxes	$ 83	$ 36	$(20,298)
Biotech			
Loss from discontinued operations before income taxes	$ —	$ —	$ (743)

As of June 30, 2011 and 2010, there were no assets or liabilities of discontinued operations included in the balances represented in the Company's consolidated balance sheets.

R. Income Taxes

The components of income (loss) before income taxes and income tax expense (benefit) were as follows:

	Year Ended June 30,		
	2011	2010	2009
Income from continuing operations before income taxes:			
United States	$26,072	$18,714	$ 8,465
Foreign	495	(22)	(447)
	$26,567	$18,692	$ 8,018
Income tax expense (benefit) from continuing operations:			
Federal:			
Current	$ 4,974	$ (356)	$ 1,577
Deferred	1992	(8,286)	(1,651)
	$ 6,966	$ (8,642)	$ (74)
State:			
Current	$ 855	$ 98	$ 253
Deferred	48	(711)	(142)
	$ 903	$ (613)	$ 111
Foreign:			
Current	$ 161	$ (122)	$ 72
Deferred	30	—	—
	$ 191	$ (122)	$ 72
	$ 8,060	$ (9,377)	$ 109

The following is the reconciliation between the statutory federal income tax rate and the Company's effective income tax rate from continuing operations:

	Year Ended June 30,		
	2011	2010	2009
Income taxes at federal statutory rates	35.0%	35.0%	35.0%
State income tax, net of federal tax benefit	2.2	0.5	3.2
Research and development credits	(6.9)	(5.9)	(24.8)
Domestic manufacturing deduction	(2.6)	—	—
Deemed repatriation of foreign earnings	—	(1.4)	—
Equity compensation	1.6	1.8	10.2
IRS audit adjustments	—	(1.5)	2.9
Goodwill impairment	—	0.4	—
Valuation allowance	1.7	(79.8)	(19.3)
Other	(0.7)	0.7	(5.9)
	30.3%	(50.2)%	1.3%

The components of the Company's net deferred tax assets (liabilities) were as follows:

	June 30,	
	2011	2010
Deferred tax assets:		
Inventory valuation and receivable allowances	$ 4,189	$ 4,497
Accrued compensation	1,424	1,249
Equity compensation	5,565	5,341
Federal and state research and development tax credit carryforwards	8,716	10,040
Net operating loss	900	1,150
Gain on sale-leaseback	2,556	2,995
Other accruals	328	—
Repatriation of foreign earnings	76	—
Other temporary differences	594	452
	24,348	25,724
Valuation allowance	(7,973)	(7,555)
Total deferred tax assets	16,375	18,169
Deferred tax liabilities:		
Deferred revenue	(4,776)	(6,615)
Property and equipment depreciation	(2,452)	(316)
Acquired intangible assets	(5,346)	(426)
Total deferred tax liabilities	(12,574)	(7,357)
Net deferred tax assets	$ 3,801	$10,812

At June 30, 2011, the Company evaluated the need for a valuation allowance on deferred tax assets. In assessing whether the deferred tax assets are realizable, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company continues to conclude that it was "more likely than not", that most domestic deferred tax assets would be realizable based on the financial performance in fiscal year 2011, projected future taxable income and the reversal of existing deferred tax liabilities.

The Company continues to record a full valuation allowance on Massachusetts research and development ("R&D") and investment tax credits as of June 30, 2011 as management continues to believe that it is not more likely than not that these deferred tax assets would be realized.

At June 30, 2010, the Company concluded that it was more likely than not that most of the domestic deferred tax assets would be realizable and released a portion of the valuation allowance.

At June 30, 2011, the Company had federal net operating loss carryforwards of $2,368 from an acquiree that will be included in a carryback claim. The Company also had federal and state research and development credit carryforwards of $856 and $11,721 respectively, which will expire in 2032 and 2017 through 2026, respectively. The Company also had state investment tax credits carryforwards of $241 that will expire in 2014. As of June 30, 2011, the Company also had approximately $399 in foreign operating loss carryforwards.

At June 30, 2010, the Company had federal and state net operating loss carryforwards of $3,027. The Company also had federal and state research and development credit carryforwards of $2,485 and $11,623 respectively, which will expire in 2011 and 2019, respectively. As of June 30, 2010, the Company also had approximately $723 in foreign net operating loss carryforwards.

Upon consideration of changing business conditions and cash position in its foreign subsidiaries, management has determined that it would no longer need to permanently reinvest the earnings of certain foreign subsidiaries. Therefore, the Company has accrued deferred taxes in association with the $1,100 in undistributed earnings and profits.

The Company files income tax returns in all jurisdictions in which it operates. The Company has established reserves to provide for additional income taxes that may be due in future years as these previously filed tax returns are audited. These reserves have been established based upon management's assessment as to the potential exposures. All tax reserves are analyzed quarterly and adjustments are made as events occur and warrant modification.

The changes in the Company's reserves for unrecognized income tax benefits are summarized as follows:

	Year Ended June 30,	
	2011	2010
Unrecognized tax benefits, beginning of period	$1,856	$1,069
Increases for previously recognized positions	27	340
Settlements of previously recognized positions	(59)	(568)
Decreases for previously recognized positions	(229)	(41)
Increases for currently recognized positions	236	1,056
Unrecognized tax benefits, end of period	$1,831	$1,856

The $1,831 of unrecognized tax benefits as of June 30, 2011, if released, would affect income tax expense.

The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company has reviewed the tax positions taken on returns filed domestically and in its foreign jurisdictions for all open years, generally 2008 through 2010, and believes that tax adjustments in any audited year will not be material.

The Company expects that there will not be any material changes in its reserves for unrecognized tax benefits within the next 12 months. Currently there are no significant tax audits underway.

S. Employee Benefit Plans

The Company maintains a qualified 401(k) plan (the "401(k) Plan") for its U.S. employees. The 401(k) Plan covers U.S. employees who have attained the age of 21. During fiscal 2011, 2010 and 2009, the Company matched employee contributions up to 3% of eligible compensation. The Company may also make optional contributions to the plan for any plan year at its discretion. Expense recognized by the Company for matching contributions related to the 401(k) plan was $1,762, $1,569 and $1,561 during the fiscal years ended June 30, 2011, 2010 and 2009, respectively.

T. Related Party Transactions

In July 2008, the Company and our former CEO, James Bertelli, entered into an agreement for consulting services through June 30, 2010. The consideration for these services totaled $190 and was paid out over the service period. As of June 30, 2010, the Company had made payments of $190 for consulting services under this agreement. Additionally, in July 2008, the Company entered into a five year non-compete agreement with Mr. Bertelli. This agreement, which is carried as an intangible asset on the Company's balance sheet, was valued at $500 and is being amortized over the life of the agreement. As of December 31, 2010, the Company had made all payments under this non-compete agreement.

U. Subsequent Events

The Company has evaluated subsequent events from the date of the consolidated balance sheet through the date the consolidated financial statements were issued. No subsequent events were noted.

SUPPLEMENTARY INFORMATION (UNAUDITED)

The following sets forth certain unaudited consolidated quarterly statements of operations data for each of the Company's last eight quarters. In management's opinion, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation for the periods presented. Such quarterly results are not necessarily indicative of future results of operations and should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included elsewhere herein.

2011 (In thousands, except per share data)	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
Net revenues	$52,108	$55,513	$59,855	$61,234
Gross margin	$30,660	$31,640	$32,882	$34,717
Income from operations	$ 5,245	$ 6,518	$ 6,999	$ 6,223
Income from operations before income taxes	$ 5,759	$ 6,879	$ 7,385	$ 6,544
Income tax expense	$ 2,077	$ 1,696	$ 2,007	$ 2,280
Income from continuing operations	$ 3,682	$ 5,183	$ 5,378	$ 4,264
Net income	$ 3,630	$ 5,183	$ 5,378	$ 4,251
Net earnings per common share:				
Basic net earnings per share:				
Income from continuing operations	$ 0.16	$ 0.22	$ 0.20	$ 0.15
Net income	$ 0.16	$ 0.22	$ 0.20	$ 0.15
Diluted net earnings per share:				
Income from continuing operations*	$ 0.16	$ 0.22	$ 0.20	$ 0.14
Net income*	$ 0.15	$ 0.22	$ 0.20	$ 0.14

2010 (In thousands, except per share data)	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
Net revenues	$47,431	$45,158	$43,603	$63,638
Gross margin	$27,302	$25,865	$24,803	$34,562
Income from operations	$ 5,055	$ 1,914	$ 1,152	$ 9,192
Income from operations before income taxes	$ 5,331	$ 2,245	$ 1,464	$ 9,652
Income tax expense (benefit)	$ 906	$ 330	$ (2,235)	$ (8,378)
Income from continuing operations	$ 4,425	$ 1,915	$ 3,699	$18,030
Net income	$ 4,358	$ 2,071	$ 3,276	$18,653
Net earnings per common share:				
Basic net earnings per share:				
Income from continuing operations	$ 0.20	$ 0.08	$ 0.16	$ 0.79
Net income	$ 0.19	$ 0.09	$ 0.14	$ 0.82
Diluted net earnings per share:				
Income from continuing operations	$ 0.19	$ 0.08	$ 0.16	$ 0.77
Net income	$ 0.19	$ 0.09	$ 0.14	$ 0.80

* Due to the effects of rounding, the sum of the four quarters does not equal the annual.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Effectiveness of Disclosure Controls and Procedures

We conducted an evaluation as of June 30, 2011 under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively), and concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended, the "Exchange Act") were effective as of June 30, 2011 to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

(b) Inherent Limitations on Effectiveness of Controls

Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our internal control over financial reporting or our internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

(c) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2011 based on the framework in *Internal Control-Integrated Framework* published by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that our internal control over financial reporting was effective as of June 30, 2011. The effectiveness of our internal control over financial reporting as of June 30, 2011 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its report.

The audited consolidated financial statements of the Company include the results of acquired LNX Corporation ("acquired business"). Upon consideration of the date of the acquisition and the time constraints under which our management's assessment would have to be made, management determined that it would not be possible to conduct a sufficiently comprehensive assessment of the acquired business controls over financial reporting. Accordingly, these operations have been excluded from the scope of management's assessment of internal controls. The Company's consolidated financial statements reflect revenues and total assets from the acquired business of approximately 2 percent and 12 percent, respectively, as of June 30, 2011.

(d) Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of fiscal 2011 identified in connection with our Chief Executive Officer's and Chief Financial Officer's evaluation that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated herein by reference to our Proxy Statement for our 2011 Annual Meeting of Shareholders (the "Shareholders Meeting"), except that information required by this item concerning our executive officers appears in Part I, Item 4.1 of this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

Other than the summary of our change in control severance agreements set forth below, the information required by this item is incorporated by reference to our Proxy Statement for the Shareholders Meeting.

Change in Control Severance Agreements

We recognize that Mercury, as a publicly-traded company, may become the target of a proposal which could result in a change in control, and that such possibility and the uncertainty and questions which such a proposal may raise among management could cause our executive officers to leave or could distract them in the performance of their duties, to the detriment of Mercury and our shareholders. Our named executive officers have agreements intended to reinforce and encourage the continued attention of our executive officers to their assigned duties without distraction and to ensure the continued availability to Mercury of each of our executive officers in the event of a proposed change in control transaction. We believe that these objectives are in the best interests of Mercury and our shareholders.

As part of our normal review cycle, we recently entered into new forms of change in control severance agreements with our Chief Executive Officer and certain other executive officers. We have entered into such agreements with the following named executive officers: Mr. Aslett; Mr. Haines; Mr. Hult; and Mr. Thibaud. The new forms of change in control severance agreement became effective on August 16, 2011.

A change in control includes, among other events and subject to certain exceptions, the acquisition by any person of beneficial ownership of 30% or more of our outstanding common stock. If a tender offer or exchange offer is made for more than 30% of our outstanding common stock, the executive has agreed not to leave our employ, except in the case of disability or retirement and certain other circumstances, and to continue to render services to Mercury until such offer has been abandoned or terminated or a change in control has occurred.

The Compensation Committee worked with Radford as compensation consultant to provide market data and analysis of market practices for such agreements in the period of time since Mercury's prior forms of such agreements were adopted.

Chief Executive Officer

The CEO is entitled to severance benefits if, within 24 months after a change in control of Mercury (or during a potential change in control period provided that a change in control takes place within 24 months thereafter), the CEO's employment is terminated (1) by us other than for "cause" or disability or (2) by the CEO for "good reason." "Cause" is defined in the agreement to include the CEO's willful failure to perform his duties, conviction of the executive for a felony, and the CEO's willful engaging in fraud, dishonesty, or other conduct demonstrably and materially injurious to Mercury. "Good Reason" is defined in the agreement to include an adverse change in the CEO's status or position with Mercury, a reduction in base salary or annual target bonus, failure to maintain the CEO's participation in existing or at least equivalent health and benefit plans, and a significant relocation of the CEO's principal office.

Severance benefits under the agreement include the following, in addition to the payment of any earned or accrued but unpaid compensation for services previously rendered:

- a lump sum cash payment equal to two times (2x) the sum of the CEO's then current annualized base salary and bonus target under our annual executive bonus plan (excluding any over-achievement awards);
- payment of the cost of providing the executive with outplacement services up to a maximum of $45,000; and
- payment of the cost of providing the CEO with health and dental insurance up to 24 months following such termination on the same basis as though the CEO had remained an active employee.
- In addition, if the CEO's employment is terminated within 24 months after a change in control (or during a potential change in control period provided that a change in control takes place within 24 months thereafter), vesting of all his then outstanding stock options and other stock-based awards immediately accelerates and all such awards become exercisable or non-forfeitable.

Payment of the above-described severance benefits is subject to the CEO releasing all his claims against Mercury other than claims that arise from Mercury's obligations under the severance agreement. In addition, if the CEO is party to an employment agreement with Mercury providing for change in control payments or benefits, the CEO will receive the benefits payable under this agreement and not under the employment agreement.

The agreement provides for a reduction of payments and benefits payable under the agreement to a level where the CEO would not be subject to the excise tax pursuant to section 4999 of the Code, but only if such reduction would put the CEO in a better after-tax position than if the payments and benefits were paid in full. In addition, the agreement provides for the payment by Mercury of the CEO's legal fees and expenses incurred in connection with good faith disputes under the agreement.

The agreement continues in effect through June 30, 2014, subject to automatic one-year extensions thereafter unless notice is given of our or the CEO's intention not to extend the term of the agreement; provided, however, that the agreement continues in effect for not less than 24 months following a change in control that occurs during the term of the agreement. Except as otherwise provided in the agreement, we and the CEO may terminate the CEO's employment at any time.

Non-CEO Executives

The executive is entitled to severance benefits if, within 18 months after a change in control of Mercury (or during a potential change in control period provided that a change in control takes place within 18 months thereafter), the executive's employment is terminated (1) by us other than for "cause" or disability or (2) by the executive for "good reason." "Cause" is defined in each agreement to include the executive's willful failure to perform his duties, conviction of the executive for a felony, and the executive's willful engaging in fraud, dishonesty, or other conduct demonstrably and materially injurious to Mercury. "Good Reason" is defined in each agreement to include an adverse change in the executive's status or position with Mercury, a reduction in base salary or annual target bonus, failure to maintain the executive's participation in existing or at least equivalent health and benefit plans, and a significant relocation of the executive's principal office.

Severance benefits under each agreement include the following, in addition to the payment of any earned or accrued but unpaid compensation for services previously rendered:

- a lump sum cash payment equal to one and one-half times (1.5x) the sum of the executive's then current annualized base salary and bonus target under our annual executive bonus plan (excluding any over-achievement awards);
- payment of the cost of providing the executive with outplacement services up to a maximum of $45,000; and

- payment of the cost of providing the executive with health and dental insurance up to 18 months following such termination on the same basis as though the executive had remained an active employee.
- In addition, if the executive's employment is terminated within 18 months after a change in control (or during a potential change in control period provided that a change in control takes place within 18 months thereafter), vesting of all his then outstanding stock options and other stock-based awards immediately accelerates and all such awards become exercisable or non-forfeitable.

Payment of the above-described severance benefits is subject to the executive releasing all his claims against Mercury other than claims that arise from Mercury's obligations under the severance agreement. In addition, if the executive is party to an employment agreement with Mercury providing for change in control payments or benefits, the executive will receive the benefits payable under this agreement and not under the employment agreement.

Each agreement provides for a reduction of payments and benefits payable under the agreement to a level where the executive would not be subject to the excise tax pursuant to section 4999 of the Code, but only if such reduction would put the executive in a better after-tax position than if the payments and benefits were paid in full. In addition, each agreement provides for the payment by Mercury of the executive's legal fees and expenses incurred in connection with good faith disputes under the agreement.

The agreements continue in effect through June 30, 2014, subject to automatic one-year extensions thereafter unless notice is given of our or the executive's intention not to extend the term of the agreement; provided, however, that the agreement continues in effect for not less than 18 months following a change in control that occurs during the term of the agreement. Except as otherwise provided in the agreement, we and each executive may terminate the executive's employment at any time.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference to our Proxy Statement for the Shareholders Meeting.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference to our Proxy Statement for the Shareholders Meeting.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference to our Proxy Statement for the Shareholders Meeting.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS

The financial statements, schedule, and exhibits listed below are included in or incorporated by reference as part of this report:

1. Financial statements:

   Report of Independent Registered Public Accounting Firm
   Consolidated Balance Sheets as of June 30, 2011 and 2010
   Consolidated Statements of Operations for the fiscal years ended June 30, 2011, 2010 and 2009
   Consolidated Statements of Shareholders' Equity for the fiscal years ended June 30, 2011, 2010 and 2009
   Consolidated Statements of Cash Flows for the years ended June 30, 2011, 2010 and 2009
   Notes to Consolidated Financial Statements

2. Financial Statement Schedule:

II. Valuation and Qualifying Accounts

MERCURY COMPUTER SYSTEMS, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
FOR FISCAL YEARS ENDED JUNE 30, 2011, 2010 AND 2009
(In thousands)

Allowance for Doubtful Accounts

	BALANCE AT BEGINNING OF PERIOD	ADDITIONS	REVERSALS	WRITE-OFFS	BALANCE AT END OF PERIOD
2011	$163	$ 9	$—	$155	$ 17
2010	$425	$ 33	$—	$295	$163
2009	$508	$115	$ 34	$164	$425

Deferred Tax Asset Valuation Allowance

	BALANCE AT BEGINNING OF PERIOD	CHARGED TO COSTS & EXPENSES	CHARGED TO OTHER ACCOUNTS	DEDUCTIONS	BALANCE AT END OF PERIOD
2011	$ 7,555	$ 418	$—	$ —	$ 7,973
2010	$22,394	$(14,839)	$—	$ —	$ 7,555
2009	$28,262	$ (1,547)	$—	$4,321	$22,394

Prior year results have been reclassified for the discontinuation of the Visage Imaging ("VI") and Visualization Sciences Group ("VSG") operating segments and for the sale of the Biotech business (see Note Q to the consolidated financial statements).

3. Exhibits:

Exhibits required by Item 601 of Regulation S-K are listed in the Exhibit Index on page 98, which is incorporated herein by reference.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Chelmsford, Massachusetts, on August 18, 2011.

MERCURY COMPUTER SYSTEMS, INC.

By /s/ ROBERT E. HULT

Robert E. Hult
SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER, AND TREASURER
[PRINCIPAL FINANCIAL OFFICER]

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ MARK ASLETT **Mark Aslett**	President, Chief Executive Officer and Director (principal executive officer)	August 18, 2011
/s/ ROBERT E. HULT **Robert E. Hult**	Senior Vice President, Chief Financial Officer, and Treasurer (principal financial officer)	August 18, 2011
/s/ CHARLES A. SPEICHER **Charles A. Speicher**	Vice President, Controller, and Chief Accounting Officer (principal accounting officer)	August 18, 2011
/s/ JAMES K. BASS **James K. Bass**	Director	August 18, 2011
/s/ GEORGE W. CHAMILLARD **George W. Chamillard**	Director	August 18, 2011
/s/ MICHAEL A. DANIELS **Michael A. Daniels**	Director	August 18, 2011
/s/ GEORGE K. MUELLNER **George K. Muellner**	Director	August 18, 2011
/s/ WILLIAM K. O'BRIEN **William K. O'Brien**	Director	August 18, 2011
/s/ LEE C. STEELE **Lee C. Steele**	Director	August 18, 2011
/s/ VINCENT VITTO **Vincent Vitto**	Chairman of the Board of Directors	August 18, 2011

EXHIBIT INDEX

ITEM NO.	DESCRIPTION OF EXHIBIT
1.1	Underwriting Agreement, dated February 10, 2011, among the Company and Jefferies & Company, Inc. and Lazard Capital Markets LLC as representatives of the several underwriters named therein (incorporated herein by reference to Exhibit 1.1 of the Company's current report on Form 8-K filed on February 11, 2011)
3.1.1	Articles of Organization (incorporated herein by reference to Exhibit 3.1.1 of the Company's annual report on Form 10-K for the fiscal year ended June 30, 2009)
3.1.2	Articles of Amendment (incorporated herein by reference to Exhibit 3.1.2 of the Company's annual report on Form 10-K for the fiscal year ended June 30, 2010)
3.1.3	Articles of Amendment (incorporated herein by reference to Exhibit 1 of the Company's registration statement on Form 8-A filed on December 15, 2005)
3.2	Bylaws, amended and restated effective as of May 4, 2011 (incorporated herein by reference to Exhibit 3.2 of the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2011)
4.1	Form of Stock Certificate (incorporated herein by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-1 (File No. 333-41139))
4.2	Shareholder Rights Agreement, dated as of December 14, 2005, between the Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A.) (incorporated herein by reference to Exhibit 2 of the Company's registration statement on Form 8-A filed on December 15, 2005)
10.1.1*	1997 Stock Option Plan, as amended and restated (incorporated herein by reference to Exhibit 10.1.1 of the Company's annual report on Form 10-K for the fiscal year ended June 30, 2010)
10.1.2*	Form of Stock Option Agreement under the 1997 Stock Option Plan (incorporated herein by reference to Exhibit 10.1.2 of the Company's annual report on Form 10-K for the fiscal year ended June 30, 2010)
10.1.3*	Form of Restricted Stock Award Agreement under the 1997 Stock Option Plan (incorporated herein by reference to Exhibit 10.1.3 of the Company's annual report on Form 10-K for the fiscal year ended June 30, 2010)
10.2*	1998 Stock Option Plan (incorporated herein by reference to Exhibit 10.2 of the Company's annual report on Form 10-K for the fiscal year ended June 30, 2009)
10.3*	1997 Employee Stock Purchase Plan, as amended and restated (incorporated herein by reference to Appendix B to the Company's definitive proxy statement filed on September 21, 2009)
10.4*	Form of Indemnification Agreement between the Company and each of its current directors (incorporated herein by reference to Exhibit 10.4 of the Company's annual report on Form 10-K for the fiscal year ended June 30, 2009)
10.5*	Annual Executive Bonus Plan – Corporate Financial Performance (incorporated herein by reference to Exhibit 10.6 of the Company's annual report on Form 10-K for the fiscal year ended June 30, 2009)
10.6*	Annual Executive Bonus Plan – Individual Performance (incorporated herein by reference to Exhibit 10.7 of the Company's annual report on Form 10-K for the fiscal year ended June 30, 2009)
10.7*	2005 Stock Incentive Plan, as amended and restated (incorporated herein by reference to Appendix A to the Company's definitive proxy statement filed on September 20, 2010)
10.8.1*††	Form of Stock Option Agreement under the 2005 Stock Incentive Plan
10.8.2*††	Form of Restricted Stock Award Agreement under the 2005 Stock Incentive Plan
10.8.3*††	Form of Deferred Stock Award Agreement under the 2005 Stock Incentive Plan
10.8.4*	Form of Stock Option Agreement for performance stock options under the 2005 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 of the Company's current report on Form 8-K filed on September 28, 2007)

ITEM NO.	DESCRIPTION OF EXHIBIT
10.9.1*†	Form of Change in Control Severance Agreement between the Company and Mark Aslett
10.9.2*†	Form of Change in Control Severance Agreement between the Company and Non-CEO Executives
10.10*†	Compensation Policy for Non-Employee Directors
10.11.1*	Employment Agreement, dated as of November 19, 2007, by and between the Company and Mark Aslett (incorporated herein by reference to Exhibit 10.1 of the Company's current report on Form 8-K filed on November 20, 2007)
10.11.2*	First Amendment to Employment Agreement, dated as of December 20, 2008, by and between the Company and Mark Aslett (incorporated by reference to Exhibit 10.2 of the Company's quarterly report on Form 10-Q for the quarter ended December 31, 2008)
10.11.3*	Second Amendment to Employment Agreement, dated as of September 30, 2009, by and between the Company and Mark Aslett (incorporated by reference to Exhibit 10.1 of the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2009)
10.12.1*	Agreement, dated as of March 27, 2008, by and between the Company and Didier M.C. Thibaud (incorporated herein by reference to Exhibit 10.13 of the Company's annual report on Form 10-K for the fiscal year ended June 30, 2008)
10.12.2*	First Amendment to Agreement, dated as of December 22, 2008, by and between the Company and Didier M.C. Thibaud (incorporated herein by reference to Exhibit 10.4 of the Company's quarterly report on Form 10-Q for the quarter ended December 31, 2008)
10.13*†	Agreement, dated March 1, 2010, by and between the Company and Gerald M. Haines II
10.14	Purchase and Sale Agreement dated as of April 12, 2007 among 1999 Riverneck, LLC, Riverneck Road, LLC, 191 Riverneck, LLC and BTI 199-201 Riverneck, L.P. (incorporated herein by reference to Exhibit 10.1 of the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2007)
10.15	Lease Agreement dated April 20, 2007 between BTI 199-201 Riverneck, L.P. and the Company (incorporated herein by reference to Exhibit 10.2 of the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2007)
10.16	Loan and Security Agreement dated February 12, 2010 between the Company and Silicon Valley Bank (incorporated herein by reference to Exhibit 10.1 of the Company's current report on Form 8-K filed on February 19, 2010)
10.17	First Loan Modification Agreement dated March 30, 2011 between the Company and Silicon Valley Bank (incorporated by reference to Exhibit 10.1 of the Company's current report on Form 8-K filed on April 1, 2011)
10.18	Stock Purchase Agreement by and among the Company, LNX Corporation, and the Holders of the Securities of LNX Corporation (incorporated herein by reference to Exhibit 10.1 of the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2011)
21.1†	Subsidiaries of the Company
23.1†	Consent of KPMG LLP
31.1†	Certification of the Company's Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2†	Certification of the Company's Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1+	Certification of the Company's Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Identifies a management contract or compensatory plan or arrangement in which an executive officer or director of the Company participates.

† Filed with this Form 10-K.

††Indicates an exhibit the Company is re-filing with this Form 10-K since the Company cannot incorporate by reference to Exchange Act reports that are more than five years old.

+ Furnished herewith. This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, nor shall it be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

EXHIBIT 31.1

CERTIFICATION

I, Mark Aslett, certify that:

1. I have reviewed this annual report on Form 10-K of Mercury Computer Systems, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 18, 2011

/s/ MARK ASLETT

Mark Aslett
PRESIDENT AND CHIEF EXECUTIVE OFFICER
[PRINCIPAL EXECUTIVE OFFICER]

EXHIBIT 31.2

CERTIFICATION

I, Robert E. Hult, certify that:

1. I have reviewed this annual report on Form 10-K of Mercury Computer Systems, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 18, 2011

/s/ ROBERT E. HULT

Robert E. Hult
SENIOR VICE PRESIDENT,
CHIEF FINANCIAL OFFICER, AND TREASURER
[PRINCIPAL FINANCIAL OFFICER]

EXHIBIT 32.1

Mercury Computer Systems, Inc.

Certification Pursuant To
18 U.S.C. Section 1350,
As Adopted Pursuant To
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Mercury Computer Systems, Inc. (the "Company") on Form 10-K for the fiscal year ended June 30, 2011 as filed with the Securities and Exchange Commission (the "Report"), we, Mark Aslett, President and Chief Executive Officer of the Company, and Robert E. Hult, Senior Vice President, Chief Financial Officer, and Treasurer of the Company, certify, pursuant to Section 1350 of Chapter 63 of Title 18, United States Code, that to our knowledge the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 18, 2011

/s/ MARK ASLETT

Mark Aslett
PRESIDENT AND CHIEF EXECUTIVE OFFICER

/s/ ROBERT E. HULT

Robert E. Hult
SENIOR VICE PRESIDENT,
CHIEF FINANCIAL OFFICER, AND TREASURER

SHAREHOLDER RETURN PERFORMANCE GRAPH

Set forth below is a line graph comparing the cumulative total shareholder return of our common stock against the cumulative total return of the Spade Defense Index and a peer group of 21 companies for the period of June 30, 2006 through June 30, 2011. The graph and table assume that $100 was invested on June 30, 2006 in each of our common stock, the Spade Defense Index and a peer group and that all dividends were reinvested. The peer group consists of the following companies:

American Science and Engineering, Inc.
Analogic Corporation
Anaren, Inc.
API Technologies Corp.
Cognex Corporation
Comtech Telecommunications Corp.
CPI International, Inc.
Ducommun Incorporated
Electro Scientific Industries, Inc.
EMS Technologies, Inc.
Globecomm Systems Inc.
Herley Industries, Inc.
Integral Systems, Inc.
IRobot Corporation
KVH Industries, Inc.
NCI, Inc.
Radisys Corporation
Satcon Technology Corporation
Sonus Networks, Inc.
Stratasys, Inc.
Symmetricom, Inc.

We retained the same peer group used in fiscal 2010 with the following exceptions: (i) Applied Signal Technology, Inc., Argon ST, Inc., Axsys Technologies, Inc., and MSC.Software Corporation were all acquired and are no longer public companies; and (ii) API Technologies Corp., Globecomm Systems Inc., KVH Industries, Inc., Satcon Technology Corporation, and Sonus Networks, Inc. were added to the peer group. In fiscal 2011, we used this updated peer group for analyzing our performance.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG MERCURY COMPUTER SYSTEMS, INC., THE SPADE DEFENSE INDEX AND THE PEER GROUP

Measurement Point	Mercury Computer Systems, Inc.	Spade Defense Index	Peer Group
6/30/06	100.00	100.00	100.00
6/30/07	79.27	129.90	121.12
6/30/08	48.93	113.14	94.95
6/30/09	60.10	84.48	72.90
6/30/10	76.22	97.91	84.95
6/30/11	121.38	123.56	114.66

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG MERCURY COMPUTER SYSTEMS, INC.,
THE SPADE DEFENSE INDEX AND THE PEER GROUP


160
140
120
100
80
60
40
20
0
RETURN
2006
2007
2008
2009
2010
2011
FISCAL YEAR
Mercury Computer Systems, Inc.
Spade Defense Index
Peer Group

ASSUMES $100 INVESTED ON JUNE 30, 2006
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDED JUNE 30, 2011

DIRECTORS AND MANAGEMENT

EXECUTIVE OFFICERS

Mark Aslett
President and Chief Executive Officer

Gerald M. Haines II
Senior Vice President, Corporate Development, Chief Legal Officer, and Secretary

Robert E. Hult
Senior Vice President, Chief Financial Officer, and Treasurer

Charles A. Speicher
Vice President, Controller, and Chief Accounting Officer

Didier M.C. Thibaud
Senior Vice President and General Manager, Advanced Computing Solutions

BOARD OF DIRECTORS

Vincent Vitto
Chairman of the Board
Retired President and CEO
The Charles Stark Draper Laboratory, Inc.

Mark Aslett
President and Chief Executive Officer
Mercury Computer Systems, Inc.

James K. Bass
Retired President and CEO
Piper Aircraft, Inc.

George W. Chamillard
Retired Chairman, Teradyne Inc.

Michael A. Daniels
Retired Chairman and CEO
Mobile 365, Inc. and Network Solutions, Inc.

George K. Muellner
Retired Executive
The Boeing Company

William K. O'Brien
Retired Chairman and CEO
Enterasys Networks

Lee C. Steele
Partner, Tatum, LLC

CORPORATE INFORMATION

CORPORATE OFFICE

MERCURY COMPUTER SYSTEMS, INC.
201 Riverneck Road
Chelmsford, MA 01824-2820
Tel 1-978-256-1300
1-866-411-MRCY
http://ir.mc.com
NASDAQ: MRCY

INTERNATIONAL SUBSIDIARIES

NIHON MERCURY COMPUTER SYSTEMS K.K.
No. 2 Gotanda Fujikoshi Bldg. 4F
5-23-1 Higashi Gotanda, Shinagawa-ku
Tokyo 141-0022
JAPAN
Tel 81-3-3473-0140

MERCURY COMPUTER SYSTEMS LTD

Unit 1, Easter Park, Benyon Road
Silchester, Reading, RG7 2PQ
UNITED KINGDOM
Tel 44-1189-702050

AUDITOR

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services
P.O. Box 43023
Providence, RI 02940-4023
Tel 1-781-575-2879
http://www.computershare.com/investor

COMMON STOCK

Mercury Computer Systems, Inc. common stock is traded on the Nasdaq Global Select Market under the symbol MRCY.

STOCKHOLDER INFORMATION

The Company's Form 10-K and other published information is available on request, free of charge, by writing or calling Investor Relations as listed below.

INVESTOR RELATIONS

Mercury Computer Systems, Inc.
201 Riverneck Road
Chelmsford, MA 01824-2820
Tel 1-866-411-MRCY

Mercury Computer Systems, Inc. is an Equal Opportunity/Affirmative Action Employer.

mc.com


MERCURY
COMPUTER SYSTEMS™

201 Riverneck Road
Chelmsford, MA 01824-2820
tel 1.978.256.1300 1.866.411.MRCY
fax 1.978.256.3599 www.mc.com

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